United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 14, 2025

BioCryst Pharmaceuticals, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-23186	62-1413174
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4505 Emperor Blvd., Suite 200
Durham, North Carolina 27703
(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (919) 859-1302

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	BCRX	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On October 14, 2025, BioCryst Pharmaceuticals, Inc., a Delaware corporation (“BioCryst”), Axel Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of BioCryst (“Merger Sub”), and Astria Therapeutics, Inc., a Delaware corporation (“Astria”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, at the Effective Time (as defined below), Merger Sub will merge with and into Astria, with Astria surviving the Merger as a wholly owned subsidiary of BioCryst (the “Merger”).

Merger Consideration

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.001 per share, of Astria (“Astria Common Stock”) issued and outstanding immediately prior to the Effective Time (subject to certain exceptions, including shares of Astria Common Stock owned by stockholders of Astria who have not voted in favor of the adoption of the Merger Agreement and have properly exercised appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware) will be converted into the right to receive (i) 0.59 (the “Exchange Ratio”) of a share of common stock, par value $0.01 per share, of BioCryst (“BioCryst Common Stock”) and, if applicable, cash in lieu of fractional shares, and (ii) $8.55 in cash, without interest (the “Per Share Cash Amount”), subject to adjustment as described below and subject to applicable withholding taxes (the consideration described in the foregoing clauses (i) and (ii), collectively, the “Merger Consideration”).

Pursuant to the Merger Agreement, at the Effective Time, each share of Series X Convertible Preferred Stock, par value $0.001 per share, of Astria (the “Series X Preferred Shares”) that is issued and outstanding as of immediately prior to the Effective Time will be converted into the right to receive the Merger Consideration payable in accordance with the Merger Agreement with respect to the aggregate number of shares of Astria Common Stock for which such Series X Preferred Share was convertible into immediately prior to the Effective Time pursuant to the certificate of designation of the Series X Preferred Shares, without interest and subject to applicable withholding taxes, and without regard to any limitations on exercise contained in such certificate of designation.

If the aggregate number of shares of BioCryst Common Stock to be issued in connection with the Merger (including with respect to Astria Pre-Funded Warrants and Astria Common Warrants other than Elected Warrants, each as defined below) would exceed 19.9% of the shares of BioCryst Common Stock issued and outstanding immediately prior to the Effective Time (the “Maximum Share Number”), (a) the Exchange Ratio will be reduced to the minimum extent necessary such that the aggregate number of shares of BioCryst Common Stock to be issued in connection with the Merger does not exceed the Maximum Share Number and (b) the Per Share Cash Amount will be correspondingly increased to offset such adjustment.

If the Merger is consummated, Astria Common Stock will be delisted from Nasdaq Global Market (“Nasdaq”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Astria Stock Options

Pursuant to the Merger Agreement, at the Effective Time, each option to purchase shares of Astria Common Stock (“Astria Stock Option”) that is outstanding immediately prior to the Effective Time and which has an exercise price that is less than $13.00 per share of Astria Common Stock underlying such Astria Stock Option, whether or not then exercisable or vested, will (i) become fully vested and exercisable and (ii) be canceled and, in exchange therefor, the holder thereof will be entitled to receive a payment in cash, subject to applicable withholding taxes, of an amount equal to the product of (a) the total number of shares of Astria Common Stock subject to such canceled Astria Stock Option immediately prior to the Effective Time and (b) the excess of (A) $13.00 over (B) the exercise price per share of Astria Common Stock subject to such canceled Astria Stock Option, without interest.

Pursuant to the Merger Agreement, at the Effective Time, each Astria Stock Option that is outstanding immediately prior to the Effective Time and which has an exercise price that is equal to or greater than $13.00 per share of Astria Common Stock underlying such Astria Stock Option will be canceled for no consideration.

Astria Warrants

Pursuant to the Merger Agreement, at the Effective Time:

•
each of the pre-funded warrants to purchase shares of Astria Common Stock (the “Astria Pre-Funded Warrants”) that is outstanding immediately prior to the Effective Time will, in accordance with its own terms, cease to be exercisable for Astria Common Stock and will be automatically converted into the right to receive the Merger Consideration with respect to the aggregate number of shares of Astria Common Stock for which such Astria Pre-Funded Warrant was exercisable immediately prior to the Effective Time, taking into account the “cashless exercise” terms that govern such Astria Pre-Funded Warrant, without interest and subject to applicable withholding taxes, and without regard to any limitations on exercise contained therein; and

•
each of the remaining warrants to purchase shares of Astria Common Stock (the “Astria Common Warrants”) that is issued and outstanding as of immediately prior to the Effective Time will continue to be outstanding according to its terms, except that (i) such Astria Common Warrant will cease to be exercisable for Astria Common Stock and will become exercisable solely in exchange for the Merger Consideration with respect to the aggregate number of shares of Astria Common Stock for which such Astria Common Warrant was exercisable for immediately prior to the Effective Time (including after taking into account any “cashless exercise” terms that govern such Astria Common Warrant if so elected by the holder thereof), without interest and subject to applicable withholding taxes, and without regard to any limitations on exercise contained therein, and (ii) the holder of such Astria Common Warrant may require the purchase of such Astria Common Warrants for an amount in cash equal to the Black Scholes Value (as defined in such Astria Common Warrant) of such Astria Common Warrants pursuant to Section 3(d) of the applicable Astria Common Warrant, in lieu of receiving any Merger Consideration. Any Astria Common Warrants with respect to which the holder thereof makes the election described in the foregoing clause (ii) prior to the third trading day prior to the Effective Time (an “Elected Warrant”) will not be counted towards the Maximum Share Number above.

Certain Other Terms of the Merger Agreement

The Merger Agreement contains customary representations and warranties from both BioCryst and Astria, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of Astria’s business during the period between the execution of the Merger Agreement and the Effective Time, (ii) the obligation of Astria to call a meeting of its stockholders for purposes of voting to adopt the Merger Agreement, (iii) subject to certain exceptions, the obligation of Astria’s board of directors to recommend that its stockholders adopt the Merger Agreement and approve the transactions contemplated thereby, and (iv) subject to certain exceptions, non-solicitation obligations of Astria relating to alternative acquisition proposals or entering into discussions or negotiations or providing confidential information in connection with certain proposals for an alternative transaction.

Closing Conditions

Completion of the Merger is subject to certain closing conditions, including (i) the adoption of the Merger Agreement by the holders of a majority of the outstanding shares of Astria Common Stock (the “Required Stockholder Approval”), (ii) the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any order, injunction or law prohibiting the Merger, (iv) the effectiveness of the registration statement of BioCryst pursuant to which shares of BioCryst Common Stock to be issued in the Merger will be registered with the U.S. Securities and Exchange Commission (the “SEC”), (v) the shares of BioCryst Common Stock to be issued in the Merger being approved for listing on Nasdaq, (vi) the accuracy of each party’s representations and warranties made in the Merger Agreement, subject to certain standards and qualifications set forth in the Merger Agreement, (vii) each party’s compliance in all material respects with its respective obligations under the Merger Agreement, and (viii) the absence of a continuing material adverse effect with respect to each of Astria and BioCryst. The parties anticipate the Merger to close in the first quarter of 2026.

Termination

The Merger Agreement may be terminated under certain circumstances, including, among others, (i) by either BioCryst or Astria if the Merger is not completed by April 14, 2026, subject to adjustment until May 31, 2026 for a government shutdown, which date may be extended to October 14, 2026 under certain circumstances, (ii) by either BioCryst or Astria if there is a final non-appealable order, injunction or law prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement, (iii) by either BioCryst or Astria if the Required Stockholder Approval is not obtained, (iv) by BioCryst if Astria’s board of directors changes its recommendation to Astria’s stockholders to vote in favor of the adoption of the Merger Agreement, (v) by Astria in order to enter into an alternative transaction that constitutes a “Superior Proposal” (as defined in the Merger Agreement), or (vi) by BioCryst or Astria if the other party breaches its respective representations, warranties, covenants or agreements in the Merger Agreement in a manner that would not permit certain closing conditions to be satisfied, subject in certain cases, to the right of the breaching party to cure the breach. BioCryst and Astria may also terminate the Merger Agreement by mutual written consent.

Upon termination of the Merger Agreement under specified circumstances (including, among others, termination of the Merger Agreement by Astria to accept and enter into a definitive agreement with respect to a Superior Proposal or by BioCryst upon the change by Astria’s board of directors of the recommendation in favor of the adoption of the Merger Agreement), Astria will be required to pay BioCryst a termination fee in the amount of $32,250,000.

Additional Information

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 hereto and is incorporated herein by reference. The representations, warranties, covenants and agreements of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between BioCryst and Astria instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the Merger, unless otherwise specified therein, and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding BioCryst or Astria, their respective affiliates or their respective businesses.

The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding BioCryst, Astria, their respective affiliates and their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 to be filed by BioCryst under the Securities Act of 1933, as amended (the “Securities Act”), that will include a proxy statement of Astria and a prospectus of BioCryst, as well as in the Forms 10-K, Forms 10-Q and other filings that each of BioCryst and Astria have made and will make with the SEC.

Voting and Support Agreements

In connection with entering into the Merger Agreement, certain stockholders of Astria, including each director and each executive officer and affiliates of Perceptive Advisors L.L.C, Astria’s largest stockholder as of October 13, 2025, entered into voting and support agreements with BioCryst (the “Voting Agreements”), pursuant to which each such stockholder has agreed, among other things, to vote its, his or her shares of Astria Common Stock in favor of the adoption of the Merger Agreement and approval of the transactions contemplated thereby, and subject to certain exceptions, not to transfer such shares of Astria Common Stock prior to the earlier of the Effective Time and the termination of the Merger Agreement, without the prior written consent of BioCryst. The Voting Agreements will terminate upon the earlier of the Effective Time, their termination by written notice from BioCryst to the signatory stockholders, any amendment of any term or provision of the Merger Agreement that reduces the Merger Consideration and the termination of the Merger Agreement. In addition, the stockholders that are party to a Voting Agreement and also hold Series X Preferred Shares or Astria Common Warrants, as the case may be, confirmed and consented to the treatment of such Series X Preferred Shares as set forth in the Merger Agreement and determined such Astria Common Warrants would be Elected Warrants.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements, a form of which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Financing Commitments

In connection with the transactions contemplated by the Merger Agreement, on October 14, 2025, BioCryst entered into a debt commitment letter (the “Commitment Letter”) with certain affiliates of Blackstone, Inc. (“Blackstone”) pursuant to which Blackstone has agreed to provide a $550,000,000 senior secured credit facility consisting of (i) a committed initial term loan in an aggregate principal of $350,000,000 (the “Initial Term Loan”), (ii) a committed delayed draw term loan facility in an aggregate principal amount not exceeding $50,000,000 (the loans thereunder, the “Committed Delayed Draw Term Loans”) and (iii) an uncommitted delayed draw term loan facility in an aggregate principal amount not exceeding $150,000,000.  The Initial Term Loan and any Committed Delayed Draw Term Loans funded on the closing date of the Merger will be used for the purpose of, among other things, funding the consideration for the transactions contemplated by the Merger Agreement and paying fees and expenses related to the foregoing.

The commitments with respect to the Initial Term Loan and any Committed Delayed Draw Term Loans funded on the closing date of the Merger are subject to customary conditions for acquisition financings, including the execution and delivery of definitive documentation with respect to the senior secured credit facility in accordance with the terms set forth in the Commitment Letter and the consummation of the Merger.

Item 2.02.	Results of Operations and Financial Condition.

During the Investor Call (as defined below), BioCryst will announce that the third quarter ended September 30, 2025 was another strong quarter for ORLADEYO demand, in line with what has been observed over the past two years, with no impact from new competition.

The information in this Item 2.02 of this Current Report on Form 8-K shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing made by BioCryst under the Securities Act, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 13, 2025, subject to certain conditions specified in the Merger Agreement (including the occurrence of the Effective Time), BioCryst’s board of directors (the “BioCryst Board”) approved an increase in the size of the BioCryst Board and elected Jill C. Milne, Ph.D., President, Chief Executive Officer and member of the board of directors of Astria, to fill the vacancy created by the enlargement of the BioCryst Board. Dr. Milne’s initial term will expire at BioCryst’s annual meeting of stockholders in 2028.

Pursuant to BioCryst’s Stock Incentive Plan and in accordance with BioCryst’s amended and restated director compensation policy, Dr. Milne will receive an initial equity grant having a value equal to $500,000 upon joining the BioCryst Board, prorated based on the effective date of her appointment relative to BioCryst’s next annual meeting of stockholders and payable 60% in stock options and 40% in restricted stock units.  She will also receive compensation consistent with BioCryst’s amended and restated director compensation policy as described in BioCryst’s proxy statement for its 2025 annual meeting.

Dr. Milne has no direct or indirect interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K and, other than the Merger Agreement, there are no arrangements or understandings pursuant to which she was selected as a director.  At present, there is no expectation as to which committees of the BioCryst Board Dr. Milne will initially serve on, if any.

Item 8.01.	Other Events.

On October 8, 2025, BioCryst paid off in full and terminated that certain Loan Agreement, dated as of April 17, 2023, among BioCryst, the other guarantors from time to time party thereto, BioPharma Credit PLC, as collateral agent, and BPCR Limited Partnership and BioPharma Credit Investments V (Master) LP, as lenders (as amended, restated, amended and restated, supplemented or otherwise modified from time to time).

On October 14, 2025, BioCryst and Astria issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

On October 14, 2025, BioCryst released a presentation to investors about the Merger. A copy of the investor presentation is attached as Exhibit 99.3 hereto and is incorporated herein by reference.

BioCryst will conduct a conference call and webcast to discuss the proposed transaction at 8:00 a.m., Eastern Time, on October 14, 2025 (the “Investor Call”).

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act and Section 21E of the Exchange Act.  Forward-looking statements are based on, among other things, BioCryst management’s and Astria management’s beliefs, assumptions, current expectations, estimates and projections about the economy and BioCryst and Astria and the industry in which they operate.  Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements.  Forward-looking statements include statements regarding, among other things, the expected benefits of the Merger and BioCryst’s ability to recognize the benefits of the Merger, the anticipated timing of the closing of the Merger, the anticipated financial impact of the Merger, BioCryst’s or the combined company’s performance following the Merger, including future financial and operating results, anticipated approval and commercialization of navenibart, pharmaceutical research and development, such as drug discovery, preclinical and clinical development activities and related timelines, and BioCryst’s and Astria’s plans, objectives, expectations, intentions, growth strategies and other statements that are not historical facts. BioCryst and Astria caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results.  Such risks and uncertainties include, among others, the following possibilities:  the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against BioCryst or Astria; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Merger) and Astria stockholder approval or to satisfy any of the other conditions to the Merger on a timely basis or at all; the possibility that the anticipated benefits of the Merger, including anticipated synergies, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where BioCryst and Astria do business; the significant indebtedness BioCryst expects to incur in connection with the Transaction and the need to generate sufficient cash flows to service and repay such debt; the possibility that the Merger may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger; risks relating to the potential dilutive effect of shares of BioCryst common stock to be issued in the Merger; and other factors that may affect future results of BioCryst, Astria and the combined company.  Additional factors that could cause results to differ materially from those described above can be found in BioCryst’s Annual Report on Form 10-K for the year ended December 31, 2024, BioCryst’s Quarterly Report on Form 10-Q for the three months ended June 30, 2025, Astria’s Annual Report on Form 10-K for the year ended December 31, 2024, Astria’s Quarterly Report on Form 10-Q for the three months ended June 30, 2025, and in other documents BioCryst and Astria file with the SEC, which are available on the SEC’s website at www.sec.gov.

Important Additional Information and Where to Find It

In connection with the Merger, BioCryst will file with the SEC a registration statement on Form S-4 (the “registration statement”), which will contain a proxy statement of Astria and a prospectus of BioCryst (the “proxy statement/prospectus”), and each of BioCryst and Astria may file with the SEC other relevant documents regarding the Merger.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY BIOCRYST AND ASTRIA, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BIOCRYST, ASTRIA AND THE MERGER.  When final, a definitive copy of the proxy statement/prospectus will be mailed to Astria stockholders.  Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus, as well as other filings containing information about BioCryst and Astria, free of charge from BioCryst or Astria or from the SEC’s website when they are filed.  The documents filed by BioCryst with the SEC may be obtained free of charge at BioCryst’s website, at www.biocryst.com, or by requesting them by mail at BioCryst Pharmaceuticals, Inc., 4505 Emperor Boulevard, Suite 200, Durham, North Carolina 27703, Attention: Corporate Secretary. The documents filed by Astria with the SEC may be obtained free of charge at Astria’s website, at www.astriatx.com, or by requesting them by mail at Astria Therapeutics, Inc., 22 Boston Wharf Road, 10th Floor, Boston, Massachusetts, 02210, Attention: Investor Relations. The information included on BioCryst’s and Astria’s websites is not incorporated by reference into this report.

Participants in the Solicitation

BioCryst and Astria and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Astria in respect of the Merger.  Information about BioCryst’s directors and executive officers is available in BioCryst’s proxy statement, dated April 24, 2025, for its 2025 Annual Meeting of Stockholders, and other documents filed by BioCryst with the SEC.  Information about Astria’s directors and executive officers is available in Astria’s proxy statement, dated April 28, 2025, for its 2025 Annual Meeting of Stockholders, and other documents filed by Astria with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from BioCryst or Astria as indicated above.

No Offer or Solicitation

This report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Exhibit
2.1	Agreement and Plan of Merger by and among BioCryst Pharmaceuticals, Inc., Axel Merger Sub, Inc. and Astria Therapeutics, Inc., dated October 14, 2025*
99.1	Form of Voting and Support Agreement
99.2	Joint Press Release dated October 14, 2025
99.3	BioCryst Investor Presentation dated October 14, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BIOCRYST PHARMACEUTICALS, INC.

Date: October 14, 2025	By:	/s/ Alane Barnes
Alane Barnes
Chief Legal Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

BIOCRYST PHARMACEUTICALS, INC.,

AXEL MERGER SUB, INC.

and

ASTRIA THERAPEUTICS, INC.

Dated as of October 14, 2025

ii

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER dated as of October 14, 2025 (this “Agreement”), among BioCryst Pharmaceuticals, Inc., a Delaware corporation (“Parent”), Axel Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Astria Therapeutics, Inc., a Delaware corporation (the “Company”).

Introduction

WHEREAS, the respective boards of directors of the Company, Parent and Merger Sub have approved and declared advisable the acquisition of the Company by Parent, through the merger of Merger Sub with and into the Company pursuant to the General Corporation Law of the State of Delaware (the “DGCL”) and on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company (the “Board of Directors”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and the holders of the outstanding shares of common stock, par value $0.001 per share, of the Company (collectively, the “Shares”) and the holders of the outstanding shares of Series X Convertible Preferred Stock, par value $0.001 per share, of the Company (collectively, the “Series X Preferred Shares”), (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the Company’s stockholders vote to approve the adoption of this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain of the Company’s stockholders are entering into Voting and Support Agreements with Parent and Merger Sub (the “Voting Agreements”), pursuant to which such stockholders will, among other things, vote their Shares in favor of adoption of this Agreement and take certain other actions in furtherance of the transactions contemplated hereby, in each case, subject to the terms and conditions thereof.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01.        Definitions.

(a)          As used in this Agreement, the following terms have the following meanings:

“Acquisition Proposal” means any inquiry, indication of interest, offer or proposal (other than an inquiry, indication of interest, offer or proposal made or submitted by Parent, Merger Sub or one or more of their respective Affiliates), from any Person or group, relating to any transaction or series of related transactions involving: (i) any acquisition or purchase by any Person or group, directly or indirectly, of 20% or more (on a non-diluted basis, and whether by voting power or number or shares) of any class of outstanding voting or equity securities of (A) the Company or (B) any of the Company’s Subsidiaries whose business constitutes 20% or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole; (ii) any tender offer or exchange offer (including a self-tender offer) that, if consummated, would result in any Person or group (or the equityholders or such Person) beneficially owning, directly or indirectly, 20% or more (on a non-diluted basis, and whether by voting power or number or shares) of any class of outstanding voting or equity securities of (A) the Company or (B) any of its Subsidiaries whose business constitutes 20% or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole; (iii) any merger, consolidation, business combination, spin-off, split-off, joint venture, partnership, liquidation, dissolution (or the adoption of a plan of liquidation or dissolution), share exchange, dual listed company structure, recapitalization or other significant corporate reorganization or similar transaction involving (A) the Company or (B) any of its Subsidiaries whose business constitutes 20% or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole; (iv) any sale, lease, exchange, transfer, mortgage, pledge, license or sublicense (other than an Ordinary Course License), or other disposition (including through any arrangement having substantially the same economic effect as a sale of assets) to a Person or group of (A) 20% or more of the assets of the Company and its Subsidiaries, taken as a whole; or (B) Navenibart (formerly known as STAR-0215) or any Intellectual Property Rights relating thereto; or (v) any combination of the foregoing.

“Action” means any action, complaint, charge, cause of action, claim, demand, litigation, suit, grievance, citation, summons, subpoena, inquiry, investigation, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding commenced, brought, conducted or heard by or before any Governmental Authority or arbitral tribunal, in each case, of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.  For the purpose of this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of voting securities or partnership or other ownership interests, by Contract or otherwise.

“Antitrust Law” means the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act and any other applicable Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2025 and the footnotes thereto set forth in the Company’s Form 10-Q for the quarter ended June 30, 2025.

“Balance Sheet Date” means June 30, 2025.

“Business Data” means all data, information and works of authorship in any medium collected, generated or used by or on behalf of the Company or Parent or any of their respective Subsidiaries, as applicable, in the conduct of the business of the Company or Parent and any of their respective Subsidiaries, as applicable, including all proprietary information of or relating to the business, and all Personal Information in the possession, custody or control, of the Company or Parent and any of their respective Subsidiaries, as applicable, or otherwise held or processed on their behalf.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or Durham, North Carolina are authorized or required by applicable Law to close.

“Certificate of Designation” means the Certificate of Designation of Preferences, Rights and Limitations of Series X Convertible Preferred Stock of the Company, dated as of January 28, 2021.

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any written agreement or other contractual obligation between the Company or any of its Subsidiaries, on the one hand, and any labor organization or other authorized employee representative representing Service Providers, on the other hand.

“Company Collaboration Partners” means the Company’s or any of its Subsidiaries’ licensees or licensors or any third party with which the Company or any of its Subsidiaries has entered into a Contract that relates to the research, development, supply, manufacturing, testing, distribution, import, export, or commercialization of any Company Product.

“Company Common Warrant” means each of the Common Stock Purchase Warrants to purchase Shares for an initial exercise price of $8.025 per Share and issued by the Company pursuant to the Underwriting Agreement by and among the Company and the other parties thereto, dated as of October 11, 2023.

“Company Disclosure Letter” means the Company Disclosure Letter, dated as of the date hereof and which has been provided by the Company to Parent and Merger Sub.

“Company Equity Incentive Plans” means, collectively, the Company’s Amended and Restated 2008 Equity Incentive Plan, the Company’s Second Amended and Restated 2015 Stock Incentive Plan and the Company’s 2022 Inducement Stock Incentive Plan.

“Company Intellectual Property Rights” means, collectively, the Company Owned Intellectual Property Rights and the Company Licensed Intellectual Property Rights.

“Company Licensed Intellectual Property Rights” means all Intellectual Property Rights owned by a Third Party and licensed or sublicensed to the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has obtained a covenant not to be sued.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on: (i) the condition (financial or otherwise), business, operations, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided that, for purposes of the foregoing clause (i), no such Effect to the extent resulting from or arising out of any of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (A) changes in general economic conditions in the United States or in any other country or region in the world, or conditions in the global economy generally, including changes in tariffs (B) changes in securities or financial market conditions in the United States or in any other country or region in the world, (C) changes in general conditions in the industry in which the Company and its Subsidiaries operate, (D) acts of war, sabotage or terrorism, pandemics, natural disasters, malicious cyber-enabled activities, or governmental shutdown or slowdown or other force majeure events in the United States or any other country or region in the world (whether the commencement or escalation thereof), (E) changes in general political or social conditions in the United States or any other country or region in the world, (F) changes in Laws after the date of this Agreement affecting the Company and its Subsidiaries (it being understood and agreed that this clause (F) shall not apply with respect to any representation or warranty the purpose of which is to address compliance with applicable Laws), (G) changes in GAAP after the date of this Agreement affecting the Company and its Subsidiaries (it being understood and agreed that this clause (G) shall not apply with respect to any representation or warranty contained in Section 3.07 or Section 3.08), (H) changes in the trading price or trading volume of the Shares, in and of itself (it being understood and agreed that this clause (H) shall not apply with respect to the underlying facts giving rise or contributing to such change that are not otherwise excluded from this definition of “Company Material Adverse Effect”), (I) the failure by the Company to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period, in and of itself (it being understood and agreed that this clause (I) shall not apply with respect to the underlying facts giving rise or contributing to such change that are not otherwise excluded from this definition of “Company Material Adverse Effect”), (J) the announcement of the transactions contemplated by this Agreement or the identity of Parent as the acquiror of the Company, including any termination of, reduction in or similar negative impact on relationships with any suppliers, distributors, partners, service providers which, in each case, have material business dealings with the Company and its Subsidiaries, due to the announcement of this Agreement or the identity of Parent as the acquiror of the Company (it being understood and agreed that this clause (J) shall not apply with respect to any representation or warranty the purpose of which is to address the consequences of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the performance of obligations hereunder), (K) any action expressly required by the terms of this Agreement or any actions taken as expressly required by Parent in writing (it being understood and agreed that this clause (K) shall not apply (1) with respect to any representation or warranty the purpose of which is to address the consequences of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the performance of obligations hereunder or (2) actions required to be taken pursuant to Section 5.01(a)) or (L) solely to the extent not resulting from or involving any wrongdoing (other than mere negligence) by the Company or any of its Affiliates or their respective Company Collaboration Partners acting on behalf of the Company, any regulatory, clinical or manufacturing events, occurrences, changes or developments (other than, in each case, if related to safety) and resulting from any nonclinical (including internal and external research and discovery) or clinical studies (including compassionate use studies) sponsored by the Company or any competitor of the Company; provided, further, that with respect to the foregoing clauses (A) through (G), any such Effect will be taken into account in determining whether a Company Material Adverse Effect has occurred if it disproportionately adversely affects the Company and its Subsidiaries, taken as a whole, compared to other companies and their respective Subsidiaries, taken as a whole, operating in the industries in which the Company and its Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect will be taken into account in determining whether a Company Material Adverse Effect has occurred; or (ii) the Company’s ability to consummate the transactions contemplated by this Agreement on or before the End Date. Each of clauses (A), (B) and (L) above shall, for purposes of the references to the term “Company Material Adverse Effect” in the representations and warranties contained in Article 3 (other than Section 3.10(a)(ii)) and determining the accuracy of such representations and warranties for purposes of Section 8.02(a), only apply to changes described in such clauses occurring after the date of this Agreement or the escalation or worsening after the date of this Agreement of changes in existence on the date of this Agreement.

“Company Owned Intellectual Property Rights” means all Intellectual Property Rights owned or purported to be owned, whether wholly or jointly with others, by the Company or any of its Subsidiaries.

“Company Pre-Funded Warrant” means each of the Warrants to Purchase Common Stock to purchase Shares for an exercise price of $0.001 per Share and issued by the Company pursuant to the Underwriting Agreement by and among the Company and the other parties thereto, dated as of October 11, 2023.

“Company Product” means any product, biological product (as that term is defined in the PHSA), drug, device, or combination product (as those terms are defined under the FDCA) or product candidate researched, developed, tested, made, manufactured, sold, offered for sale, shipped, distributed, commercialized, imported, exported, marketed, promoted, or otherwise Exploited by or on behalf of the Company or any of its Subsidiaries, including Navenibart (formerly known as STAR-0215) and STAR-0310.

“Company Related Parties” means the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, equityholders, managers, members, Affiliates or other Representatives.

“Company Stock Option” means each option (or portion thereof) to acquire Shares granted pursuant to a Company Equity Incentive Plan.

“Company Tax Group” means the Company, each Subsidiary of the Company and each group that includes the Company or one or more of the Subsidiaries of the Company as determined for Tax purposes, both separately and in the aggregate, as the case may be.

“Confidentiality Agreement” means the Confidentiality Agreement dated as of August 8, 2025, between the Company and Parent.

“Continuing Employee” means each Employee employed by the Company or any of its Subsidiaries immediately prior to the Effective Time.

“Contract” means, with respect to any Person, any legally binding contract, subcontract, agreement, lease, sublease, license, sublicense, commitment, sale or purchase order, indenture, note, bond, loan, mortgage, deed of trust, insurance policy, instrument or other arrangement, commitment or undertaking, whether written or oral, to which such Person is a party or by which such Person or such Person’s properties or assets are bound.

“Copyrights” means any writings and other works (including literary, pictorial and graphic works), whether copyrightable or not, in any jurisdiction (domestic and foreign), and any and all copyright rights, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction (domestic and foreign), and any renewals or extensions thereof.

“DTC” means The Depository Trust Company.

“Effect” means any event, state of facts, circumstance, change, condition, occurrence, development, condition or effect.

“Elected Warrants” means Company Common Warrants held by a holder who shall have delivered to the Company on or prior to the third trading day prior to the Effective Time a written notice pursuant to which such holder irrevocably elects to cause the Company to purchase such Company Common Warrants at the Closing for an amount in cash equal to the Black Scholes Value (as defined in such Company Common Warrant) of such Company Common Warrants pursuant to Section 3(d) of the applicable Company Common Warrant, in lieu of receiving any Merger Consideration.

“Employee” means any employee of the Company or any of its Subsidiaries.

“Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, paid time off, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits, and any plan maintained under Section 401(k) of the Code), in each case (A) whether or not written and (B) that is sponsored, maintained, administered, contributed to, required to be contributed to or entered into by the Company or any of its Affiliates for the current or future benefit of any current or former Service Provider or their dependents, or for which the Company or any of its Subsidiaries has or would be reasonably expected to have any current or future liability (in each case, other than any statutory plan, program or arrangement that is required under applicable Law and maintained by any Governmental Authority).

“Environmental Laws” means any applicable Laws or any agreement with any Governmental Authority or other Person, concerning public health and safety, worker health and safety, exposure to Hazardous Substances or materials, odors, pollution, natural resources or protection of the environment (including surface and ground water, drinking water supply, soil, surface or subsurface strata and indoor and ambient air), including all those relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any Hazardous Substance.

“Environmental Permits” means all Permits relating to or required by Environmental Laws and affecting, or relating to, the business of the Company or any of its Subsidiaries as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any Person means any other Person that, together with such first Person, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exploit” (and correlate terms such as “Exploitation” or “Exploited”) means to research, develop (including seeking, obtaining or maintaining Regulatory Approval), test, manufacture, have manufactured, produce, fill, finish, package, label, import, export, use, have used, sell, offer for sale, have sold, prescribe, administer, commercialize, register, store, hold or keep (whether for disposal or otherwise), transport, ship, distribute, promote, market, price, supply or otherwise dispose of, or to license or otherwise permit any Person to conduct any of the foregoing.

“FDA” means the U.S. Food and Drug Administration or any successor agency thereto.

“FDCA” means the U.S. Federal Food, Drug, and Cosmetic Act, codified at 21 U.S.C. section 301 et seq.

“Financing Sources” means the Persons that have committed to provide or otherwise entered into any agreements in connection with providing any Debt Financing or alternative debt financing, including the financial institutions or other lenders named in any debt commitment letter (including any permitted amendments or amendments and restatements thereof) and any joinder agreements, note purchase agreements, indentures or credit agreements entered into pursuant thereto or relating thereto.

“Fraud” means actual fraud by a party hereto, which involves a knowing and intentional misrepresentation or omission of a material fact with the specific intention that the other party hereto rely thereon to such Person’s detriment, and does not include any claim based on negligent misrepresentation, recklessness or any equitable fraud or promissory fraud.

“GAAP” means generally accepted accounting principles in the United States.

“Good Clinical Practice” means all then-current applicable requirements and standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials for drugs, biological products, devices, and combination products (including all applicable requirements relating to protection of human subjects) including (i) 21 C.F.R. Parts 50, 54, 56, 312, and 812, (ii) the applicable revision of International Conference on Harmonization Technical Requirements for Registration of Pharmaceuticals for Human Use (ICH) Guideline for good clinical practice E6, (iii) Directive 2005/28/EC and Regulation (EU) No 536/2014, and (iv) any other comparable foreign applicable Laws.

“Good Laboratory Practice” means all then-current applicable requirements and standards for conducting nonclinical studies of drugs, biological products, devices, and combination products, including those set forth in (i) 21 C.F.R. Part 58, (ii) Directive 2004/10/EC and (iii) any other comparable foreign applicable Laws.

“Good Manufacturing Practice” means all then-current applicable requirements and standards for the manufacturing, processing, packaging, testing, transportation, handling and holding of drugs, biological products, devices, and combination products and their components, including, as applicable, (i) laws which have been promulgated by the FDA under the FDCA or PHSA, including as set forth in 21 C.F.R. Parts 4, 210, 211, 600, 610, and 820, (ii) 21 U.S.C. § 351, (iii) the EU Guidelines to Good Manufacturing Practice Medicinal Products for Human and Veterinary Use, as set out in Volume 4 of the European Commission’s Rules governing Medicinal Products in the European Union, (iv) the ICH Good Manufacturing Practice Guide for Active Pharmaceutical Ingredients Q7, and (v) any other comparable foreign applicable Laws.

“Government Shutdown” means any sequester, stoppage, shutdown, default or similar event of the United States federal government generally resulting from the lack of Congressional budget appropriations (related or similar to the shutdown beginning on October 1, 2025) occurring prior to the Closing Date.

“Governmental Authority” means any (i) any transnational, domestic or foreign federal, state, provincial, local or other governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any other governmental or quasi-governmental (including self-regulatory) authority or instrumentality and (ii) any entity to whom a Governmental Authority has assigned or delegated any authority or oversight responsibilities, including any notified body licensed, authorized or approved to assess and certify the conformity of a medical device with the requirements of the EU Medical Devices Directive 93/42/EEC, the EU Medical Devices Regulation (EU) 2017/745, and applicable harmonized standards.

“Hazardous Substance” means (i) substances that are defined or listed, in, or otherwise regulated pursuant to applicable Law as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “toxic substances,” “pollutants,” “contaminants” or any other similar term intended to define, list or classify a substance by reason of such substance’s ignitability, corrosivity, reactivity, radioactivity, carcinogenicity, reproductive toxicity, “EP toxicity” or adverse effect on human health or the environment, (ii) oil, petroleum, natural gas, natural gas liquids, synthetic gas, drilling fluids and other wastes associated with the exploration, development or production of crude oil, natural gas or geothermal resources, (iii) any explosives or any radioactive materials, (iv) asbestos in any form and asbestos-containing material, (v) polychlorinated biphenyls (or PCBs), (vi) toxic mold, mycotoxins or microbial matter (naturally occurring or otherwise), (vii) infectious waste, (viii) per- and polyfluoroalkyl substances (or PFAS), and (ix) any other substance regulated under or which could give rise to liability under Environmental Laws.

“Health Laws” means any applicable Laws relating to the research, development, manufacturing, safety, efficacy, quality, sale, marketing, advertising, promotion, or distribution of medical products, including, as applicable, (i) the FDCA, (ii) the PHSA, (iii) federal and state fraud and abuse Laws, including the Federal Anti-Kickback Statute, the civil False Claims Act, the administrative False Claims Law, the Beneficiary Anti-Inducement Law, (iv) the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health and comparable state Laws, (v) the federal Physician Payment Sunshine Act and state equivalents, (vi) Laws governing government drug pricing and price reporting for pharmaceutical products, including with respect to the Medicaid Drug Rebate Program, Medicare Part B Average Sales Price, the 340B Drug Pricing Program, the U.S. Department of Veterans Affairs (“VA”) Federal Supply Schedule, TRICARE, any state pharmaceutical assistance program of VA agreement, and any state drug price transparency Laws, (vii) pharmacy Laws, including state board of pharmacy regulations and (viii) the exclusion Laws (42 U.S.C.§§ 1320a-7 and 1320a-7a) under which individuals or entities may be excluded from participation in a federal health care program, and any other similar applicable U.S. or non-U.S. Law, including, for clarity, Laws governing federal healthcare programs (including Medicare, Medicaid, VA, and the U.S. Department of Defense healthcare programs) and Laws governing third-party payor coverage and reimbursement, and government procurement, of pharmaceutical products.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Independent Contractor” means any independent contractor or consultant of the Company or any of its Subsidiaries who is an individual or an entity (such as a single member limited liability company) through which an individual provides the services.

“Intellectual Property Rights” means any and all (i) Trademarks, (ii) Patents, (iii) Trade Secrets and other rights in information, knowledge, experience, skills, drawings, blue prints, utility models, technology, inventions, discoveries and improvements, (iv) Copyrights, (v) moral rights, data and database rights, design rights, industrial property rights, publicity rights and privacy rights, (vi) all rights in any form and type of Software (including source code, object code, firmware, development tools, files, records and data and all documentation related to any of the foregoing), (vii) any other intellectual property or proprietary rights and (viii) all rights under or relating to any of the foregoing granted under any Contract.

“Intervening Event” means any Effect that is material to the Company and its Subsidiaries, taken as a whole, that was neither known to nor reasonably foreseeable by the Board of Directors after making due inquiry of the executive officers of the Company (or, if such inquiry is not made, that would not have been known or reasonably foreseeable to the Board of Directors if it had made such inquiry) as of or prior to the date hereof (or if known, the consequences of which were not known or reasonably foreseeable after making due inquiry of the executive officers of the Company or, if such inquiry is not made, the consequences of which would not have been known or reasonably foreseeable to the Board of Directors if it had made such inquiry) and becomes known to the Board of Directors after the date hereof and prior to the date of the Company Stockholders’ Meeting (as it may be adjourned or postponed in accordance with this Agreement); provided that in no event shall any such Effect to the extent resulting from or arising out of any of the following be taken into account in determining whether an Intervening Event has occurred: (i) changes in the trading price or trading volume of the Shares (it being understood that the underlying facts giving rise or contributing to such change that are not otherwise excluded from this definition of “Intervening Event” may be taken into account in determining whether there has been an Intervening Event); (ii) the Company and its Subsidiaries’ meeting or exceeding any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that the underlying facts giving rise or contributing to such change that are not otherwise excluded from this definition of “Intervening Event” may be taken into account in determining whether there has been an Intervening Event ); (iii) any Effect resulting from any breach of this Agreement by the Company; or (iv) the receipt, existence or terms of any Acquisition Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Acquisition Proposal.

“In-the-Money Option” means each Company Stock Option for which the applicable exercise price is less than $13.00.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means computer systems, hardware, proprietary Software, servers, equipment, networks, telecommunications systems and related infrastructure and facilities, devices, mobile devices and all other information technology equipment, and all associated documentation owned, used or held by for use by the Company or Parent or their respective Subsidiaries, as applicable, or licensed or leased by the Company or its Subsidiaries.

“Knowledge” means, (i) with respect to the Company, the actual knowledge of the individuals listed in Schedule 1.01(a) of the Company Disclosure Letter, and (ii) with respect to Parent, the actual knowledge of the individuals listed in Schedule 1.01(a) of the Parent Disclosure Letter, in each case of clauses (i) and (ii), after making due inquiry of their direct reports (or, if no such due inquiry is made, together with the knowledge such individuals would reasonably be expected to have had if they had made such due inquiry).

“Law” means any federal, state, local or foreign law, statute, code, constitution, principle of common law, ordinance, rule, regulation, guidance, guideline, judgment, decree, injunction, ruling, order, procedure, decision or other requirement of any Governmental Authority.

“Lien” means, with respect to any property or asset, any mortgage, lien, license, pledge, hypothecation, encroachment, occupancy right, preemptive right, charge, security interest, community property interest, encumbrance or other adverse claim of any kind in respect of such property or asset, including the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Malicious Code” means any (i) “back door,” “trap door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “ransomware,” “spyware” or “keylogger software” (as such terms are commonly understood in the software industry) or (ii) other code, software routine or hardware component, in each case designed or intended to have any of the following functions: (A) disrupting, disabling, harming, interfering with or otherwise impeding the operation of, or providing unauthorized access to, any IT Asset or any data thereon (including by unauthorized use or modification, or other misuse); or (B) damaging or destroying any data or file without the user’s consent.

“Merger Consideration” means, in exchange for the Shares held by a holder who does not perfect his, her or its appraisal rights under the DGCL: (a) the shares of Parent Common Stock and the cash consideration such holder is entitled to receive pursuant to Section 2.04(a), and (b) any cash in lieu of fractional shares of Parent Common Stock such holder is entitled to receive pursuant to Section 2.04(e).

“Nasdaq” means, (i) when referring to the Company and the Shares, the Nasdaq Global Market and (ii) when referring to Parent and the shares of Parent Common Stock, the Nasdaq Global Select Market.

“Object Code” means one or more computer instructions in machine readable form (whether or not packaged in directly executable form), including any such instructions that are readable in a virtual machine, whether or not derived from Source Code, together with any partially compiled or intermediate code that may result from the compilation, assembly or interpretation of any Source Code.  The term “Object Code” includes firmware, compiled or interpreted programmable logic, libraries, objects, bytecode, machine code, middleware, object code and executable code.

“Ordinary Course License” means a non-exclusive license of Intellectual Property Rights contained in a Contract the commercial purpose of which is primarily for something other than such license (including nondisclosure agreements, material transfer agreements, service agreements, contract research organization agreements, and clinical trial agreements), entered into in the ordinary course between the Company or any of its Subsidiaries, on the one hand, and a Third Party, on the other hand.

“Out-of-the-Money Option” means each Company Stock Option that is not an In-the-Money Option.

“Parent Collaboration Partners” means Parent’s or any of its Subsidiaries’ licensees or licensors or any third party with which Parent or any of its Subsidiaries has entered into a Contract that relates to the research, development, supply, manufacturing, testing, distribution, import, export, or commercialization of any Parent Product.

“Parent Common Stock” means the common stock, par value $0.01 per share, of Parent.

“Parent Disclosure Letter” means the Parent Disclosure Letter, dated as of the date hereof and which has been provided by Parent to the Company.

“Parent Equity Incentive Plans” means, collectively, the BioCryst Pharmaceuticals, Inc. Stock Incentive Plan (as amended and restated as of April 21, 2025), and the BioCryst Pharmaceuticals, Inc. Inducement Equity Incentive Plan (as amended and restated as of October 26, 2023).

“Parent Intellectual Property Rights” means, collectively, the Parent Owned Intellectual Property Rights and the Parent Licensed Intellectual Property Rights.

“Parent Licensed Intellectual Property Rights” means all Intellectual Property Rights owned by a Third Party and licensed or sublicensed to Parent or any of its Subsidiaries or for which Parent or any of its Subsidiaries has obtained a covenant not to be sued.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on: (i) the condition (financial or otherwise), business, operations, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided that, for purposes of the foregoing clause (i), no such Effect to the extent resulting from or arising out of any of the following shall be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur: (A) changes in general economic conditions in the United States or in any other country or region in the world, or conditions in the global economy generally, including changes in tariffs, (B) changes in securities or financial market conditions in the United States or in any other country or region in the world, (C) changes in general conditions in the industry in which Parent and its Subsidiaries operate, (D) acts of war, sabotage or terrorism, pandemics, natural disasters, malicious cyber-enabled activities, or governmental shutdown or slowdown or other force majeure events in the United States or any other country or region in the world (whether the commencement or escalation thereof), (E) changes in general political or social conditions in the United States or any other country or region in the world, (F) changes in Laws after the date of this Agreement affecting Parent and its Subsidiaries (it being understood and agreed that this clause (F) shall not apply with respect to any representation or warranty the purpose of which is to address compliance with applicable Laws), (G) changes in GAAP after the date of this Agreement affecting Parent and its Subsidiaries (it being understood and agreed that this clause (G) shall not apply with respect to any representation or warranty contained in Section 4.07 or Section 4.15), (H) changes in the trading price or trading volume of the Shares, in and of itself (it being understood and agreed that this clause (H) shall not apply with respect to the underlying facts giving rise or contributing to such change that are not otherwise excluded from this definition of “Parent Material Adverse Effect”), (I) the failure by Parent to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period, in and of itself (it being understood and agreed that this clause (I) shall not apply with respect to the underlying facts giving rise or contributing to such change that are not otherwise excluded from this definition of “Parent Material Adverse Effect”), (J) the announcement of the transactions contemplated by this Agreement or the fact that Parent is acquiring the Company, including any termination of, reduction in or similar negative impact on relationships with any suppliers, distributors, partners, service providers which, in each case, have material business dealings with Parent and its Subsidiaries, due to the announcement of this Agreement or the fact that Parent is acquiring the Company (it being understood and agreed that this clause (J) shall not apply with respect to any representation or warranty the purpose of which is to address the consequences of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the performance of obligations hereunder), (K) any action expressly required by the terms of this Agreement or any actions taken as expressly required by the Company in writing (it being understood and agreed that this clause (K) shall not apply (1) with respect to any representation or warranty the purpose of which is to address the consequences of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the performance of obligations hereunder or (2) actions required to be taken pursuant to Section 6.01(a)), or (L) solely to the extent not resulting from or involving any wrongdoing (other than mere negligence) by Parent or any of its Affiliates or their respective Parent Collaboration Partners acting on behalf of Parent, any regulatory, clinical or manufacturing events, occurrences, changes or developments (other than, in each case, if related to safety) and resulting from any nonclinical (including internal and external research and discovery) or clinical studies (including compassionate use studies) sponsored by Parent or any competitor of Parent; provided, further, that with respect to the foregoing clauses (A) through (G), any such Effect will be taken into account in determining whether a Parent Material Adverse Effect has occurred if it disproportionately adversely affects Parent and its Subsidiaries, taken as a whole, compared to other companies and their respective Subsidiaries, taken as a whole, operating in the industries in which Parent and its Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect will be taken into account in determining whether a Parent Material Adverse Effect has occurred; or (ii) Parent’s ability to consummate the transactions contemplated by this Agreement on or before the End Date.  Each of clauses (A), (B) and (L) above shall, for purposes of the references to the term “Parent Material Adverse Effect” in the representations and warranties contained in Article 4 (other than Section 4.10) and determining the accuracy of such representations and warranties for purposes of Section 8.03(a), only apply to changes described in such clauses occurring after the date of this Agreement or the escalation or worsening after the date of this Agreement of changes in existence on the date of this Agreement.

“Parent Owned Intellectual Property Rights” means all Intellectual Property Rights owned or purported to be owned, whether wholly or jointly with others, by Parent or any of its Subsidiaries.

“Parent Product” means any product, biological product (as that term is defined in the PHSA), drug, device, or combination product (as those terms are defined under the FDCA) or product candidate researched, developed, tested, made, manufactured, sold, offered for sale, shipped, distributed, commercialized, imported, exported, marketed, promoted, or otherwise Exploited by or on behalf of Parent or any of its Subsidiaries, including Orladeyo and Rapivab.

“Parent Related Parties” means Parent and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, equityholders, managers, members, Affiliates or other Representatives.

“Parent Tax Group” means Parent, each Subsidiary of Parent and each group that includes Parent or one or more of the Subsidiaries of Parent as determined for Tax purposes, both separately and in the aggregate, as the case may be.

“Patent” means any national or multinational statutory invention registrations, patents and patent applications issued or applied for in any jurisdiction, including all certificates of invention, provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, renewals, extensions, supplementary protection certificates, reexaminations, patents of addition, utility models, inventors’ certificates and the equivalents of any of the foregoing in any jurisdiction, and all inventions disclosed in each such registration, patent or patent application.

“Permit” means each grant, license, franchise, permit, easement, variance, exception, exemption, waiver, consent, certificate, registration, accreditation, approval, authorization, concession, decree, confirmation, qualification or other similar authorization of any Governmental Authority.

“Permitted Liens” means (i) Liens for Taxes not yet due or delinquent or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, in each case as long as no notice of any such Lien has been filed or recorded under the Code and the Treasury Regulations thereunder, (ii) materialmen’s, mechanics’, carriers’, workers’, warehousemen’s, repairers’ and similar Liens arising in the ordinary course of business, securing obligations as to which there is no default and which are not yet due and payable, or the validity or amount of which is being contested in good faith by appropriate proceedings which have the effect of preventing the forfeiture or sale of the property subject thereto and for which adequate reserves have been established in accordance with GAAP, (iii) Liens to secure payment of workers’ compensation, unemployment insurance, social security or other social security legislation (other than Liens imposed by ERISA), (iv) with respect to real property, any nonmonetary Lien or other requirement or restriction arising under any zoning, entitlement, building, conservation restriction and other land use and environmental applicable Law, but only if the same are not being violated by the current use of such real property or the operation of the business of the Company and its Subsidiaries, (v) Liens that would be disclosed by a search of Uniform Commercial Code filings in Delaware as of the date hereof and (vi) Ordinary Course Licenses.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or a Governmental Authority.

“Personal Information” means data or information in any medium that relates to an identified or identifiable individual or household or that otherwise is regulated under applicable Law as “personal data,” “personal information,” “protected health information” or any similar term.

“PHSA” means the Public Health Service Act, codified at 42 U.S.C. section 201 et seq.

“Privacy and Information Security Requirements” means all (i) applicable Laws relating to privacy, information security, the Processing of Personal Information, the security of Company Products or Parent Products, as applicable, and IT Assets; (ii) all Contracts to which the Company or Parent or their respective Subsidiaries, as applicable, are a party or are otherwise bound that relate to Personal Information or protecting the security or privacy of information or IT Assets; and (iii) the Company’s or Parent’s, as applicable, internal and posted policies and notices relating to Personal Information or the privacy and the security of the Company Products or the Parent Products, as applicable, IT Assets and Business Data.

“Processing” (and correlate terms such as “Processed”) means any operation or set of operations that is performed upon Personal Information, whether or not by automatic means, such as collection, recording, organization, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, blocking, erasure or destruction.

“Reference Date” means January 1, 2023.

“Regulation S-K” means Regulation S-K promulgated under the Securities Act.

“Regulation S-X” means Regulation S-X promulgated under the Exchange Act.

“Regulatory Approval” means any approval, permit, consent, clearance, exemption, notification, license, registration or authorization of any Governmental Authority necessary to commercially distribute, sell, or market a drug, biological product, device, or combination product in any jurisdiction.

“Review Board” means any institutional review board, privacy board, data safety monitoring board or ethics committee responsible for review, oversight, or approval of any clinical trial involving a Company Product in any jurisdiction.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Security Incident” means (i) any unauthorized access, acquisition, interruption, alteration or modification, loss, theft, corruption or other unauthorized Processing of Personal Information or other Business Data or (ii) any breach of the security of or other unauthorized access to or use of or other compromise to the integrity or availability of the IT Assets.

“Service Provider” means any director or officer of the Company or any of its Subsidiaries, or any Employee or individual Independent Contractor.

“Software” means all computer programs (including any software implementation of algorithms, models and methodologies), assemblers, applets, compilers, interfaces, applications, utilities, diagnostics and embedded systems, tools, firmware and computations (including any data and collections of data), each of the foregoing in any form or format, and documentation (including user manuals and training materials) relating to the foregoing.

“Source Code” means (i) one or more statements in human readable form, including comments, definitions and annotations, which are generally formed and organized to the syntax of a computer or programmable logic programming language (including (A) such statements in batch or scripting languages, (B) hardware definition languages such as VHDL and (C) firmware code), together with any and all text, data and data structures, diagrams, graphs, charts, presentations, manuals, instructions, commands, schematics, flow-charts, procedures and other work product and information that describe the foregoing, and (ii) any other source code.

“Subsidiary” means, with respect to any Person, any other Person (i) of which such Person or any of its Subsidiaries is a general partner or holds a majority of the voting interests of a partnership or (ii) securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other corporate bodies performing similar functions (or, if there are no such ownership interests having ordinary voting power, 50% or more of the equity interests) of which are at any time directly or indirectly owned or controlled by such Person.

“Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal made by a Third Party after the date of this Agreement that is not withdrawn and did not arise from or in connection with a material breach of the obligations set forth in Section 5.03 that: (i) if consummated, would result in any Person or group (other than Parent or its Affiliates) becoming the beneficial owner, directly or indirectly, of more than 50% of the consolidated assets of the Company and its Subsidiaries or more than 50% of the total voting power of the equity securities of the Company; and (ii) the Board of Directors determines in good faith, after considering the advice of an independent financial advisor of nationally recognized reputation and outside legal counsel, the entry into which would be a transaction more favorable from a financial point of view to the Company’s stockholders than the transactions contemplated by this Agreement (including any revisions to the terms of this Agreement proposed by Parent pursuant to Section 5.03(e), after taking into account all relevant factors, including (A) the amount, form and timing of payment of consideration, (B) any termination or break-up fees or expense reimbursement provisions, (C) any conditions to, the likelihood of, and the time likely to be required for consummation of such Acquisition Proposal on the terms set forth therein, (D) any legal, financial, regulatory and stockholder approval requirements, (E) the sources, availability and terms of any financing, financing market conditions, and the existence of a financing contingency, (F) the identity of the Person or Persons making the Acquisition Proposal and (G) any other aspects considered relevant by the Board of Directors).

“Tax” means (i) any federal, state, local, foreign or supranational income, gains, alternative or add-on minimum, base erosion and anti-abuse, digital services, diverted profits, gross income, withholding, estimated, gross receipts, sales, use, VAT, transfer, franchise, fringe benefit, capital stock, profits, license, registration, payroll, social security (or equivalent) or any other applicable social contribution, employment, unemployment, workers’ compensation, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), commercial rent, financial transaction, stamp, stamp duty, environmental, windfall profit, unclaimed property and other tax of any kind, repayments of any grants, subsidies, state aid or similar amounts received or deemed received from any Governmental Authority, any customs duties, escheat obligations and any other fees, contributions, governmental charges, levies, excises, duties or assessments of any kind whatsoever, together with any interest, penalty or addition thereto under applicable Law and (ii) any penalty (and interest with respect thereto) imposed for the failure to timely file, properly to file or timely to file any Tax Return.

“Tax Law” means all former or currently applicable Laws relating to or regulating the assessment, determination, reporting, collection or imposition of Taxes.

“Tax Return” means any report, return, declaration, statement, information return, claim for refund, declaration of estimated payments, voucher or other document, together with any schedule and attachment thereto and any amendment thereof, filed or required to be filed with any Taxing Authority in connection with Taxes, including the determination, assessment, reporting, withholding, collection or payment of any Taxes.

“Tax Sharing Agreement” means any Tax allocation, apportionment, sharing, indemnification or assignment agreement, provision or arrangement (whether or not written) of the Company Tax Group or Parent Tax Group, as applicable, unless such agreement, provision or arrangement is (i) pursuant to an ordinary-course commercial Contract, the primary purpose of which does not relate to Taxes and the Tax allocation, apportionment, sharing, indemnification or assignment is germane to the subject matter of such Contract or (ii) solely among members of the Company Tax Group or Parent Tax Group, as applicable.

“Taxing Authority” means any Governmental Authority having jurisdiction over or responsible for the assessment, determination, reporting, collection or administration of Taxes.

“Third Party” means any Person, including as defined in Section 13(d) of the Exchange Act, other than Parent or any of its Affiliates.

“Third Party Service Provider” means a third party that provides outsourcing or other data or IT-related services for the Company or Parent and their respective Subsidiaries, as applicable, including any third party that the Company or Parent and their respective Subsidiaries, as applicable, engages to Process Personal Information on behalf of the Company or Parent and their respective Subsidiaries, as applicable, or to develop Software on their behalf.

“Trade Secrets” means trade secrets and all other confidential know-how and proprietary information, in each case, that derive independent economic value, actual or potential, from not being generally known or readily ascertainable by others.

“Trademarks” means trademarks, service marks, trade names, service names, business marks, brand names, certification marks, trade dress, logos, corporate names, trade styles, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications (including intent-to-use applications) in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application.

“Unscheduled Contracts” means any material transfer agreements, service agreements and confidential disclosure agreements to which the Company or any of its Subsidiaries is a party or under which the Company or any of its Subsidiaries have any obligations, and in each case that are not set forth in Schedule 3.21(a) of the Company Disclosure Letter.

“VAT” means any ad valorem, value added, goods and services and similar gross margin or turn-over tax.

“Willful Breach” means a party’s material breach, or material failure to perform, any representation, warranty, covenant or agreement set forth in this Agreement, in each case, that is a consequence of an intentional act or failure to act undertaken by the breaching or non-performing party with the actual knowledge that such act or failure to act would result in, cause or constitute a material breach of, or material failure to perform under, this Agreement.

(b)         Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
401(k) Plan	6.03(g)
Adverse Recommendation Change	5.03(d)(iv)
Adverse Recommendation Change Notice	5.03(e)(ii)
Agreement	Preamble
Alternative Acquisition Agreement	5.03(d)(iv)
Board of Directors	Recitals
Board Recommendation	3.02(b)
Book-Entry Share	2.04(a)
Capitalization Date	3.05(a)
Certificate	2.04(a)
Closing	2.01(b)
Closing Date	2.01(b)
Company	Preamble
Company ESPP	3.05(a)
Company Registered Intellectual Property Rights	3.16(a)
Company SEC Documents	3.07(a)
Company Securities	3.05(e)
Company Stockholders’ Meeting	7.01(c)
Company Subsidiary Securities	3.06(b)
CTA	3.22(c)
DC Employees	6.03(g)
Debt Commitment Letters	4.22(a)
Debt Financing	4.22(a)
DGCL	Recitals
D&O Insurance	6.02(c)
Effective Time	2.01(c)
e-mail	10.01
End Date	9.01(b)(i)
Enforceability Exceptions	3.02(a)
Exchange Agent	2.05(a)
Exchange Fund	2.05(a)
Exchange Ratio	2.04(a)
Exchange Ratio Reduction Amount	2.04(f)
Financial Advisor	3.25
Form S-4	7.01(a)
Government Official	3.13(a)
IND	3.22(c)

Term	Section
Indemnified Person	6.02(a)
Initial End Date	9.01(b)(i)
Lease	3.15(b)
Leased Real Property	3.15(c)
Legal Restraint	8.01(b)
Letter of Transmittal	2.05(b)
Material Contract	3.21(a)
Maximum Share Number	2.04(f)
Merger	2.01(a)
Merger Sub	Preamble
Non-DTC Book-Entry Share	2.05(d)
Option Payments	2.07(b)
Parent	Preamble
Parent Benefit Plans	6.03(b)
Parent DC Plan	6.03(g)
Parent Preferred Shares	4.05(a)
Parent Proposal	5.03(e)(iv)
Parent SEC Documents	4.07(a)
Parent Securities	4.05(b)
Per Share Cash Amount	2.04(a)
Preferred Shares	3.05(a)
Premium Cap	6.02(c)
Prime Lease	3.15(b)
Proxy Statement/Prospectus	7.01(a)
Qualified Plan	3.19(f)
R&D Plan	3.22(v)
Representatives	5.03(a)
Required Stockholder Approval	3.02(a)
Restricted Modifications	7.05(b)
Series X Preferred Shares	Recitals
Shares	Recitals
Surviving Corporation	2.01(a)
Termination Fee	9.02(b)
Trade Controls	3.13(b)
Transaction Litigation	5.09
Voting Agreements	Recitals

Section 1.02.        Other Definitional and Interpretative Provisions.  The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions and headings included herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified.  All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.  “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  “Extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.”  References to any applicable Law shall be deemed to refer to such applicable Law as amended from time to time and to any rules, regulations or interpretations promulgated thereunder.  References to any Contract are to that Contract as amended, modified, supplemented, extended or renewed from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed on the Company Disclosure Letter or Parent Disclosure Letter, all such amendments, modifications, supplements, extensions and renewals must also be listed in the appropriate Schedule or Section thereof.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.  References to “law,” “laws” or to a particular statute or law shall be deemed also to include any applicable Law.  References to “foreign” or words of similar import shall be deemed to refer to any jurisdictions outside the United States.  Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.  Unless otherwise specified, the words “made available to Parent” or “provided to Parent” (or words of similar import) mean the documents that were: (a) as of 11:59 p.m. (New York City time) on October 11, 2025, (i) posted to either the ShareFile data room or the Astria Regulatory Documents SharePoint maintained by the Company or its Representatives in connection with the transactions contemplated by this Agreement (provided that Parent or its Representatives had access to such documents in such platform and such documents were not removed from such platform prior to the date hereof), (ii) otherwise provided to Parent or its Representatives in response to a diligence request from Parent or its Representatives or (iii) included as an exhibit to Company SEC Documents that were filed with the SEC by the Company on or after December 31, 2024; or (b) posted to the ShareFile data room maintained by the Company or its Representatives in connection with the transactions contemplated by this Agreement and listed on Schedule 1.02 of the Company Disclosure Letter.

ARTICLE 2
THE MERGER

Section 2.01.        The Merger.

(a)          At the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the DGCL (the “Merger”), whereupon the separate existence of Merger Sub shall cease and the Company shall be the surviving corporation (the “Surviving Corporation”).  The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

(b)          Subject to Article 8, the closing of the Merger (the “Closing”) shall take place (i) in New York City at the offices of Covington & Burling LLP, 30 Hudson Yards, New York, NY 10001, or remotely by electronic exchange of documents and signatures (or their electronic counterparts) as soon as possible, but in any event no later than three Business Days after the date the conditions set forth in Article 8 (other than conditions that by their nature are to be satisfied at the Closing (so long as such conditions are reasonably capable of being satisfied), but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions; or (ii) at such other place or time or on such other date as Parent and the Company may mutually agree in writing.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(c)          At the Closing, the Company and Merger Sub shall file a certificate of merger with the Secretary of State of the State of Delaware in accordance with the DGCL and shall make all other filings or recordings required by the DGCL in connection with the Merger.  The Merger shall become effective at such time (the “Effective Time”) as such certificate of merger has been duly filed with the Secretary of State of the State of Delaware (or at such later time as may be agreed by the parties in writing and specified in such certificate of merger).

(d)          From and after the Effective Time, the Surviving Corporation shall possess all the properties, rights, powers, privileges, immunities, licenses, franchises and authority and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided under this Agreement and the DGCL.

Section 2.02.        Certificate of Incorporation and Bylaws.

(a)          The parties hereto shall take all actions necessary so that, from and after the Effective Time, the certificate of incorporation of the Surviving Corporation shall be as set forth on Exhibit A hereto, until thereafter further amended in accordance with the terms thereof, applicable Law and Section 6.02.

(b)          The parties hereto shall take all actions necessary so that, from and after the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (except that (i) references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name and (ii) the bylaws of the Surviving Corporation will include the provisions in the bylaws of the Company as of the date hereof related to indemnification and exculpation from liability, which shall remain effective and shall control with respect to acts or omissions by the Indemnified Persons in their capacities as such at any time prior to the Effective Time), until thereafter further amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation, applicable Law and Section 6.02.

Section 2.03.        Directors and Officers.  The parties hereto shall take all actions necessary so that, from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with certificate of incorporation and bylaws of the Surviving Corporation and applicable Law, (a) the directors of Merger Sub as of immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of Merger Sub as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

Section 2.04.        Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company:

(a)          Except as otherwise provided in Section 2.04(b) or Section 2.06, each Share outstanding immediately prior to the Effective Time shall be converted into the right to receive (i) 0.590 (the “Exchange Ratio”) of a share of Parent Common Stock, subject to Section 2.04(e) with respect to fractional shares, and (ii) $8.55 in cash, without interest (the “Per Share Cash Amount”).  As of the Effective Time, each certificate, if any, formerly representing any Shares (each, a “Certificate”) and each Share formerly represented in book-entry form (each, a “Book-Entry Share”) shall automatically be canceled and retired and all Shares represented thereby shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.05.

(b)          Each Share held by the Company as treasury stock and each Share held by Parent, Merger Sub or any wholly owned Subsidiary of Parent or of the Company, in each case immediately prior to the Effective Time, shall be canceled and retired, and no payment shall be made with respect thereto.

(c)          Each Series X Preferred Share that is issued and outstanding as of immediately prior to the Effective Time shall, without any required action on the part of the holder thereof or any other Person, be converted into the right to receive the Merger Consideration payable in accordance with Section 2.04(a) (including Section 2.04(e) with respect to fractional shares) with respect to the aggregate number of Shares for which such Series X Preferred Share was convertible into immediately prior to the Effective Time pursuant to the Certificate of Designation, without interest and reduced by the amount of any withholding that is required under applicable Law relating to Tax as provided in Section 2.11, without regard to any limitations on exercise contained therein.  As of the Effective Time, each certificate formerly representing any Series X Preferred Share and each Series X Preferred Share formerly represented in book-entry form, if any, shall automatically be canceled and retired and all Series X Preferred Share represented thereby shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration pursuant to this Section 2.04(c).

(d)          Each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(e)          No fraction of a share of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional share shall be issued.  Any holder of Shares who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares of Parent Common Stock issuable to such holder hereunder) in accordance with Section 2.04(a) shall, in lieu of such fraction of a share, upon surrender of such holder’s Certificate(s) or the transfer of Book-Entry Shares in accordance with Section 2.05, be paid in cash the dollar amount (rounded up to the nearest whole cent), without interest, determined by multiplying such fraction by $7.54.  No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock that would otherwise have been issuable as part of the Merger Consideration.

(f)          If, as of immediately prior to the Effective Time, the aggregate number of shares of Parent Common Stock to be issued in connection with the Merger (including all shares of Parent Common Stock which may be issued or are subject to issue at or after the Effective Time with respect to any Series X Preferred Shares, any Company Pre-Funded Warrants, any Company Common Warrants (other than Elected Warrants), and for purposes of this Section 2.04(f), disregarding any demands for appraisal by any Company stockholder) would exceed 19.9% of the issued and outstanding shares of Parent Common Stock immediately prior to the Effective Time (the “Maximum Share Number”), (i) the Exchange Ratio shall be reduced to the minimum extent necessary (rounded down to four decimal places) such that such aggregate number of shares of Parent Common Stock to be so issued in connection with the Merger does not exceed the Maximum Share Number (the amount of such reduction in the Exchange Ratio, the “Exchange Ratio Reduction Amount”) and (ii) the Per Share Cash Amount shall be increased by an amount equal to the product of (A) $7.54, multiplied by (B) the Exchange Ratio Reduction Amount (rounded down to the nearest one-hundredth of a cent).

(g)          Except as otherwise provided herein, all calculations performed pursuant to the terms of this Agreement shall be calculated to four decimal places (0.0001).

Section 2.05.        Surrender and Payment.

(a)          Prior to the Effective Time, Parent shall appoint Parent’s transfer agent or another reputable bank or trust company reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) the Certificates, (ii) the Book-Entry Shares, (iii) the Series X Preferred Shares, and (iv) the Company Pre-Funded Warrants.  On the Closing Date, Parent shall cause to be deposited with the Exchange Agent, (A) book-entry positions representing the shares of Parent Common Stock issuable pursuant to the Shares converted in accordance with Section 2.04(a), the Series X Preferred Shares converted in accordance with Section 2.04(c), and the Company Pre-Funded Warrants converted in accordance with Section 2.08 and (B) cash in an amount sufficient to make payments of the Per Share Cash Amount in respect of the Shares converted in accordance with Section 2.04(a), the Series X Preferred Shares converted in accordance with Section 2.04(c), and the Company Pre-Funded Warrants converted in accordance with Section 2.08, in each case including cash payments to be made in lieu of fractional shares in accordance with Section 2.04(e).  The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to the deposited shares of Parent Common Stock, if any, are referred to herein collectively as the “Exchange Fund.”  Until disbursed in accordance with this Agreement, the cash in the Exchange Fund will be invested by the Exchange Agent as directed by Parent.  Any interest and other income resulting from such investments shall be paid solely to Parent.  No investment losses resulting from investment of the Exchange Fund shall diminish the rights of any holder of Certificates, Book-Entry Shares, Series X Preferred Shares or Company Pre-Funded Warrants to receive the Merger Consideration as provided herein.  In the event the Exchange Fund shall be insufficient to pay the Merger Consideration (including on account of any Merger Consideration returned to Parent pursuant to Section 2.05(i) or Section 2.05(j)), Parent shall promptly deliver, or cause to be delivered, additional funds to the Exchange Agent in an amount equal to the deficiency required to make such payments.  The Exchange Fund shall not be used for any other purpose.

(b)          With respect to Certificates, promptly (and in any event not later than the fifth Business Day) after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each holder of record of each such Certificate (i) a notice advising such holder of the effectiveness of the Merger, (ii) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to a Certificate shall pass, only upon delivery of the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 2.05(c)) to the Exchange Agent (a “Letter of Transmittal”) and (iii) instructions for surrendering a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 2.05(c)) to the Exchange Agent in exchange for the Merger Consideration.  Upon surrender to the Exchange Agent of a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 2.05(c)) together with a duly executed and completed Letter of Transmittal and such other documents as may reasonably be required pursuant to such instructions, Parent shall cause the Exchange Agent to (A) issue the number of whole shares of Parent Common Stock, if any, that the holder of such Certificate is entitled to receive pursuant to Section 2.04(a) in exchange therefor, in non-certificated book-entry form in the name of such holder, and (B) mail to such holder a check in the amount (after giving effect to any required Tax withholdings as provided in Section 2.11) of the cash consideration that the holder of such Certificate is entitled to receive pursuant to Section 2.04(a) (including cash in lieu of fractional shares in accordance with Section 2.04(e) and any unpaid dividends or distributions that such holder has the right to receive pursuant to Section 2.05(k), as applicable).  Any Certificate that has been so surrendered shall be canceled by the Exchange Agent.

(c)          If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares represented by such Certificate, as contemplated by this Article 2.

(d)          With respect to Book-Entry Shares not held through DTC (each, a “Non-DTC Book-Entry Share”), promptly (and in any event not later than the fifth Business Day) after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each holder of record of a Non-DTC Book-Entry Share (i) a notice advising such holders of the effectiveness of the Merger, (ii) a Letter of Transmittal and (iii) instructions for surrendering such Non-DTC Book-Entry Shares to the Exchange Agent in exchange for Merger Consideration.  Upon surrender to the Exchange Agent of Non-DTC Book-Entry Shares by book-receipt of an “agent’s message” by the Exchange Agent in accordance with the terms of the Letter of Transmittal and accompanying instructions, Parent shall cause the Exchange Agent to (A) issue the number of whole shares of Parent Common Stock, if any, that the holder of such Non-DTC Book-Entry Share is entitled to receive pursuant to Section 2.04(a) in exchange therefor, in non-certificated book-entry form in the name of such holder, and (B) mail to such holder a check in the amount (after giving effect to any required Tax withholdings as provided in Section 2.11) of the cash consideration that the holder of such Non-DTC Book-Entry Share is entitled to receive pursuant to Section 2.04(a) (including cash in lieu of fractional shares in accordance with Section 2.04(e) and any unpaid dividends or distributions that such holder has the right to receive pursuant to Section 2.05(k), as applicable).

(e)          With respect to Book-Entry Shares held through DTC, the Company and Parent shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as practicable after the Effective Time, upon surrender of Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, (A) the aggregate number of whole shares of Parent Common Stock, if any, that the holder of such Book-Entry Shares is entitled to receive pursuant to Section 2.04(a) in exchange therefor, in non-certificated book-entry form, and (B) a payment of cash in the amount (after giving effect to any required Tax withholdings as provided in Section 2.11) of the cash consideration that the holder of such DTC Book-Entry Shares is entitled to receive pursuant to Section 2.04(a) (including cash in lieu of fractional shares in accordance with Section 2.04(e) and any unpaid dividends or distributions that such holder has the right to receive pursuant to Section 2.05(k), as applicable).

(f)          With respect to any Certificate or Non-DTC Book-Entry Share, if any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Non-DTC Book-Entry Share is registered, it shall be a condition to such payment that (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Non-DTC Book-Entry Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Non-DTC Book-Entry Share or establish to the satisfaction of the Exchange Agent and Parent that such Tax has been paid or is not payable.

(g)          Until so surrendered or transferred, as the case may be, in accordance with the provisions of this Section 2.05 and subject to the terms of Section 2.06, each such Certificate or Book-Entry Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration payable in respect thereof.  No interest shall be paid or shall accrue on the cash payable upon the surrender or transfer of any Certificate or Book-Entry Shares.  All Merger Consideration paid upon the surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificate or applicable book entry.

(h)          From and after the Effective Time, there shall be no further registration of transfers of Shares.  If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(i)          Any portion of the Exchange Fund (and any earnings, interest or other income earned thereon) that remains unclaimed by the holders of Shares six months after the Effective Time shall be returned to Parent or one of its Affiliates, upon demand, and any such holder who has not exchanged its Shares for the Merger Consideration in accordance with this Section 2.05 prior to that time shall thereafter look only to Parent (subject to abandoned property, escheat or similar Laws), as a general creditor thereof, for payment of the Merger Consideration in respect of such Shares without any interest thereon.  Notwithstanding the foregoing, neither Parent nor any of its Affiliates shall be liable to any holder of Shares for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar Laws.  If any Certificate or Book-Entry Share has not been surrendered immediately prior to the date on which the Merger Consideration in respect thereof would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(j)          Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.05(a) to pay for any shares of Company capital stock for which appraisal rights have been perfected shall be returned to Parent or one of its Affiliates upon demand.

(k)          No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Parent Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 2.05(c)) or Book-Entry Share in accordance with this Agreement.  Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 2.05(c)) or Book-Entry Share, there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

(l)          The payment of any transfer, documentary, sales, use, stamp, registration, value added and other Taxes and fees (including any penalties and interest) incurred by a holder of Shares, Series X Preferred Shares, Company Common Warrants or Company Pre-Funded Warrants in connection with this Agreement and the transactions contemplated hereby, and the filing of any related Tax Returns and other documentation with respect to such Taxes and fees, shall be the responsibility solely of such holder.

Section 2.06.        Dissenting Shares.  Notwithstanding Section 2.04 or any other provision of this Agreement to the contrary, any shares of Company capital stock outstanding immediately prior to the Effective Time (other than Shares canceled in accordance with Section 2.04(a)) and held by a holder who did not vote in favor of the adoption of this Agreement or the Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal for such shares in accordance with Section 262 of the DGCL and who has otherwise complied with all applicable provisions of Section 262 of the DGCL shall not be converted into the right to receive the Merger Consideration, but shall be entitled only to such rights as are granted by Section 262 of the DGCL, unless such holder fails to perfect, waives, withdraws or otherwise loses the right to appraisal under Section 262 of the DGCL.  If, either before or after the Effective Time, such holder fails to perfect, waives, withdraws or loses the right to appraisal under Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares shall be treated as if they had been converted pursuant to Section 2.04(a) or Section 2.04(c), as the case may be, as of the Effective Time into, and shall represent only, the right to receive the Merger Consideration in accordance with Section 2.05 upon surrender of such Certificate formerly representing such share or transfer of book-entry relating thereto, as the case may be.  The Company shall give Parent prompt written notice of any demands received by the Company for appraisal of any shares of its capital stock, any waiver or withdrawal of any such demand, and any other demand, notice or instrument delivered to the Company prior to the Effective Time that relates to such demand, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands.  The Company shall not, without the prior written consent of Parent, make any payment with respect to, offer to settle or settle, any such demands, or agree to do any of the foregoing.

Section 2.07.        Company Stock Options.

(a)          Prior to the Effective Time, the Company will give holders of Company Stock Options an opportunity to exercise their Company Stock Options, subject to the applicable terms and conditions of such Company Stock Options, with the exercise of any Company Stock Options not then exercisable or vested to be effective as of and contingent on the occurrence of the Effective Time. At least 20 Business Days before the Effective Time, the Company shall provide written notice to holders of Company Stock Options of the treatment under this Section 2.07, including the opportunity to exercise, with such notice subject to advance review and approval of Parent (not to be unreasonably withheld, conditioned or delayed).

(b)          At the Effective Time, each In-the-Money Option that is outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, shall, by virtue of the Merger and without any action on the part of the holder thereof, (i) become fully vested and exercisable and (ii) be canceled and, in exchange therefor, the holder thereof shall be entitled to receive a payment in cash of an amount equal to the product of (A) the total number of Shares subject to such canceled In-the-Money Option immediately prior to the Effective Time and (B) the excess of (I) $13.00 over (II) the exercise price per Share subject to such canceled option, without interest (such amounts payable hereunder, the “Option Payments”).  From and after the Effective Time, each In-the-Money Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the delivery of the corresponding consideration determined in accordance with this Section 2.07(b).

(c)          At the Effective Time, each Out-of-the-Money Option that is outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled without any payment therefor, and shall not have any further force or effect.

(d)          As soon as reasonably practicable following the Closing, but in any event no later than the next regularly scheduled payroll date following the Closing occurring at least five Business Days following the Closing, the Surviving Corporation shall deliver (or cause to be delivered) the applicable Option Payment (less applicable withholding Taxes, if any, as provided in Section 2.11) to each holder of an In-the-Money Option, that is due in accordance with Section 2.07(b), which cash payments shall be made through the Surviving Corporation’s payroll system.  If any such cash payment cannot be made through the Surviving Corporation’s payroll system or payroll provider, then the Surviving Corporation will issue a check for such payment to such holder (less applicable withholding Taxes, if any, as provided in Section 2.11), which check will be sent by overnight courier to such holder as soon as reasonably practicable following the Closing, but in any event the next regularly scheduled payroll date following the Closing occurring at least five Business Days following the Closing.

(e)          Prior to the Effective Time, the Company, the Board of Directors or the compensation committee of the Board of Directors, as applicable, shall take all actions reasonably necessary to effectuate the treatment of Company Stock Options as contemplated in this Section 2.07 and to provide that no Company Stock Option may be exercised after five Business Days prior to the Effective Time.

Section 2.08.        Treatment of Company Pre-Funded Warrants.  As of the Effective Time, each Company Pre-Funded Warrant that is outstanding and unexercised as of immediately prior to the Effective Time shall, in accordance with its terms, automatically and without any required action on the part of the holder thereof or any other Person, cease to represent a warrant exercisable for Shares or any other securities or consideration, and shall be converted into the right to receive the Merger Consideration payable in accordance with Section 2.04(a) (including Section 2.04(e) with respect to fractional shares) with respect to the aggregate number of Shares for which such Company Pre-Funded Warrant was exercisable for immediately prior to the Effective Time pursuant to Section 9(c) and Section 10 of each Company Pre-Funded Warrant, after taking into account the “cashless exercise” provisions of such Section 10, without interest and reduced by the amount of any withholding that is required under applicable Law relating to Tax, if any, as provided in Section 2.11, without regard to any limitations on exercise contained therein.

Section 2.09.        Treatment of Company Common Warrants.  Each Company Common Warrant that is issued and outstanding as of immediately prior to the Effective Time shall, immediately following the Effective Time, continue to be outstanding according to its terms; provided that, following the Effective Time, each Company Common Warrant shall, automatically and without any required action on the part of the holder thereof or any other Person (and without prejudice to the right of the holder thereof to require the purchase of such Company Common Warrants for an amount in cash equal to the Black Scholes Value of such Company Common Warrants pursuant to Section 3(d) of the applicable Company Common Warrant, in lieu of receiving any Merger Consideration), cease to become exercisable for Shares and become exercisable solely in exchange for the receipt of the Merger Consideration payable in accordance with Section 2.04(a) (including Section 2.04(e) with respect to fractional shares) with respect to the aggregate number of Shares for which such Company Common Warrant was exercisable for immediately prior to the Effective Time (including, if applicable, after taking into account any “cashless exercise” that shall have been elected by the holder thereof pursuant to Section 2(c) of such Company Common Warrant), and in each case without interest and reduced by the amount of any withholding that is required under applicable Law relating to Tax, if any, as provided in Section 2.11, without regard to any limitations on exercise contained therein.

Section 2.10.        Adjustments.  If at any time during the period between the date of this Agreement and the Effective Time, the outstanding Shares (or securities convertible into, or exchangeable or exercisable for, Shares) shall have been changed into a different number of shares or into a different class (including by reason of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares or similar transaction, or stock dividend or distribution thereon with a record date during such period), the Exchange Ratio and the Per Share Cash Amount and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change to provide the same economic effect as contemplated by this Agreement prior to such action.  Nothing in this Section 2.10 shall be construed to permit the Company to take any action with respect to any Company Securities that is prohibited by the terms of this Agreement.  If at any time during the period between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or into a different class (including by reason of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares or similar transaction, or stock dividend or distribution thereon with a record date during such period), the Exchange Ratio (but not the Per Share Cash Amount) shall be appropriately adjusted to reflect such change to provide the same economic effect as contemplated by this Agreement prior to such action.

Section 2.11.        Withholding Rights.  Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, Merger Sub, the Surviving Corporation, Parent and their respective agents shall be entitled to deduct and withhold from the payment of the Merger Consideration and any other amount payable to any Person pursuant to this Agreement any amount of Taxes that it determines is required to be deducted and withheld under applicable Tax Law with respect to such payment, and shall promptly remit the amount withheld to the applicable Taxing Authority.  Any amount so deducted and withheld by the Exchange Agent, Merger Sub, the Surviving Corporation, Parent or such agent, as the case may be, shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.12.        Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any agreements, instruments, deeds, bills of sale, assignments, assurances or other documents and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub as set forth in this Article 3, except as expressly disclosed in: (a) the Company SEC Documents filed with the SEC and publicly available after December 31, 2024 and prior to two Business Days before the date of this Agreement (other than any information that is contained in the “Risk Factors” or “Note Regarding Forward-Looking Statements” or any forward-looking or similar statements (other than any historical factual information contained within such sections in such Company SEC Documents)); provided that this clause (a) shall not apply to any of the representations and warranties set forth in Section 3.01 (Corporate Existence and Power), Section 3.02 (Corporate Authorization), Section 3.05 (Capitalization), Section 3.06 (Subsidiaries), Section 3.10(a)(ii) (Absence of Certain Changes), Section 3.25 (Finders’ Fees), Section 3.26 (Opinion of Financial Advisor) or Section 3.27 (Antitakeover Statutes); or (b) the Company Disclosure Letter.

Section 3.01.        Corporate Existence and Power.

(a)          The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has, in all material respects, the corporate power and authority to carry on its business as now conducted.  The Company is duly qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has made available to Parent a true and correct copy of the certificate of incorporation (including any certificate of designation) and bylaws, each as in effect, of the Company.

(b)          The Company has made available to Parent a true and correct copy of the certificate of incorporation (including any certificate of designation) and bylaws and other organizational documents, each as in effect, of each of the Subsidiaries of the Company.

Section 3.02.        Corporate Authorization.

(a)          The Company has the corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the transactions contemplated by this Agreement.  The execution and delivery by the Company of this Agreement, the performance by the Company of its obligations under this Agreement, and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution or delivery by the Company of this Agreement, the performance by the Company of its obligations under this Agreement or the consummation by the Company of the transactions contemplated by this Agreement, except, with respect to the Merger, for (i) the adoption of this Agreement by the affirmative vote of the holders of not less than a majority of the outstanding Shares (the “Required Stockholder Approval”) and (ii) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware.  Other than the Required Stockholder Approval, no vote of the holders of any class or series of capital stock or other securities of the Company (including the Series X Preferred Shares, the Company Pre-Funded Warrants, or the Company Common Warrants) is necessary in connection with the execution or delivery by the Company of this Agreement, the performance by the Company of its obligations under this Agreement or the consummation by the Company of the transactions contemplated by this Agreement.  This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity (the “Enforceability Exceptions”).

(b)          At a meeting duly called and held, the Board of Directors has unanimously (i) determined that this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby, including the Merger, are fair to, and in the best interests of, the Company and the holders of the Shares, (ii) approved, adopted and declared advisable this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby, including the Merger, in accordance with the requirements of the DGCL and (iii) resolved to recommend that the Company’s stockholders vote to approve the adoption of this Agreement (such recommendation, the “Board Recommendation”).  As of the date of this Agreement, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn in any way.

Section 3.03.        Governmental Authorization.  None of the execution or delivery by the Company of this Agreement, the performance by the Company of its obligations under this Agreement or the consummation by the Company of the transactions contemplated by this Agreement requires any action by or in respect of, Permit from or declaration or filing with, any Governmental Authority other than (a) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware, (b) compliance with any applicable requirements of any Antitrust Law, (c) the filing of the Form S-4 and the Proxy Statement/Prospectus with the SEC in connection with seeking the Required Stockholder Approval, (d) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities laws and the rules, regulations and requirements of Nasdaq, and (e) any actions, Permits, declarations or filings the absence of which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.04.        Non-contravention.  The execution and delivery by the Company of this Agreement, the performance by the Company of its obligations under this Agreement and the consummation by the Company of the transactions contemplated by this Agreement do not and will not (a) contravene, conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company or the comparable organizational documents of any Subsidiary of the Company, (b) assuming compliance with the matters referred to in clauses (a) through (d) of Section 3.03, contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (c) assuming compliance with the matters referred to in clauses (a) through (d) of Section 3.03, require any consent or other action by any Person under, constitute a breach or default, or an event that, with or without notice, lapse of time or both, would constitute a breach or default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Contract binding on the Company or any of its Subsidiaries or any Permit affecting, or relating in any way to, the assets or business of the Company or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (c) and (d), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.05.        Capitalization.

(a)          The authorized capital stock of the Company consists solely of (i) 150,000,000 Shares and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Shares”), 91,380 of which are designated as Series X Preferred Shares and the remainder of which are not designated.  As of October 10, 2025 (the “Capitalization Date”), (A) 56,434,894 Shares were outstanding, (B) 31,107 Series X Preferred Shares were outstanding (which all have a “Conversion Ratio” (as defined in the Certificate of Designation) of 166.67 Shares for each Series X Preferred Share) and no other Preferred Shares were outstanding, (C) Company Stock Options under which 11,704,468 Shares are subject to issuance upon exercise thereof were outstanding (which have a weighted average exercise price of $10.47, and 4,008,779 of which are currently exercisable), (D) 1,571,093 Company Pre-Funded Warrants, under which 1,571,093 Shares are subject to issuance upon exercise thereof were outstanding (which all have an exercise price of $0.001, and 1,571,093 of which are currently exercisable), (E) 6,796,280 Company Common Warrants, under which 6,796,280 Shares are subject to issuance upon exercise thereof were outstanding (which have a weighted average exercise price of $8.03, and 6,796,280 of which are currently exercisable), (F) 9,491,421 Shares were reserved for issuance under the Company Equity Incentive Plans and (G) 55,216 Shares were reserved for issuance under the Company ESPP. There is no offering or purchase period in effect under the Company’s 2015 Employee Stock Purchase Plan (the “Company ESPP”) and no Employees have any rights outstanding thereunder.  All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Employee Plan or Company Security will be, when issued, duly authorized and validly issued, fully paid and non-assessable and free of preemptive rights.

(b)          Schedule 3.05(b) of the Company Disclosure Letter contains a true and complete list, as of the Capitalization Date, of each outstanding Company Stock Option, including (i) the name of the holder of such Company Stock Option, (ii) the date of grant, (iii) the number of Shares subject to such Company Stock Option, (iv) the exercise price, and (v) whether such Company Stock Option is intended to be an “incentive stock option” as defined in Section 422 of the Code.   Each Company Stock Option has been granted in compliance in all material respects with all applicable securities laws or exemptions therefrom and all requirements set forth in the applicable Company Equity Incentive Plan and applicable award agreements.  The exercise price of each Company Stock Option was less than the fair market value (within the meaning of Section 409A of the Code) of a Share on the date of grant of such Company Stock Option and all such Company Stock Options are exempt from Section 409A of the Code. The Company ESPP qualifies as an “employee stock purchase plan” under Section 423 of the Code, and all options to purchase shares under the Company ESPP (now outstanding or previously exercised or forfeited) have satisfied applicable Law, including the requirements of Section 423 of the Code.  From the close of business on the Capitalization Date to the date of this Agreement, the Company has not issued any Shares, or any other capital stock or Company Securities, except upon the exercise of the Company Stock Options outstanding as of the close of business on the Capitalization Date and as disclosed in Schedule 3.05(b) of the Company Disclosure Letter.

(c)          Schedule 3.05(c) of the Company Disclosure Letter contains a true and complete list, as of the Capitalization Date, of each outstanding Company Pre-Funded Warrant and Company Common Warrant, including (i) the name of the record and beneficial holder of such Company Pre-Funded Warrant and Company Common Warrant, (ii) the date of issuance, (iii) the number of Shares subject to such Company Pre-Funded Warrant and Company Common Warrant upon exercise, and (iv) the exercise price of such Company Pre-Funded Warrant and Company Common Warrant.

(d)          Schedule 3.05(d) of the Company Disclosure Letter contains a true and complete list, as of the Capitalization Date, of each outstanding Series X Preferred Share and the name of the record and beneficial holder of such Series X Preferred Share.

(e)          There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.  Except as set forth in this Section 3.05, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of, or ownership interests in, the Company, (ii) securities of the Company convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, the Company, (iii) warrants, puts, calls, subscriptions, options or other rights to acquire from the Company any capital stock or other voting securities of, or ownership interests in, the Company or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, the Company, (iv) other obligations, agreements or commitments of the Company to issue, transfer or sell, or make any payment with respect to, any capital stock or other voting securities of, or ownership interests in, the Company, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, the Company, or any warrants, puts, calls, subscriptions, options or other rights to acquire from the Company any capital stock or other voting securities of, or ownership interests in, the Company, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, the Company or (v) restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or ownership interests in, the Company (the items in clauses (i) through (v), including, for the avoidance of doubt, the Shares, the Series X Preferred Shares, the Company Stock Options, the Company Common Warrants, and the Company Pre-Funded Warrants, being referred to collectively as the “Company Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities.  Neither the Company nor any of its Subsidiaries is a party to any Contract with respect to the voting of any Company Securities.

(f)          Except as set forth in this Section 3.05, none of the Shares or any Company Securities are owned by any Subsidiary of the Company.

(g)          Schedule 3.05(b) of the Company Disclosure Letter sets forth, as of the Capitalization Date, with respect to each Company Stock Option: (i) the state or country in which the holder of such Company Stock Option resides; and (ii) an indication of whether such holder is (A) a current or former Service Provider or (B) Independent Contractor or Employee.

(h)          Each outstanding Company Stock Option was granted pursuant to the form of award agreement that has been provided to Parent, subject only to the variations described in the immediately preceding sentence.  Each Company Stock Option (now outstanding or previously exercised or forfeited) intended to qualify as an “incentive stock option” under Section 422 of the Code so qualified at all times prior to the exercise thereof, if applicable.

(i)          The treatment of the Company Stock Options under this Agreement does not violate the terms of the applicable Company Equity Incentive Plans or any Contract governing the terms of such Company Stock Options.  The treatment of the Series X Preferred Shares under this Agreement and the applicable Voting Agreement, together, does not violate any terms of such Series X Preferred Shares, the Certificate of Designation or any Contracts governing the terms of such Series X Preferred Shares to which the Company is a party. The treatment of the Company Pre-Funded Warrant and Company Common Warrant under this Agreement does not violate, in any material respect, any terms of such Company Pre-Funded Warrant or Company Common Warrant or any Contracts governing the terms of such Company Pre-Funded Warrant and Company Common Warrant.

Section 3.06.        Subsidiaries.

(a)          Each Subsidiary of the Company has been duly organized or incorporated, as applicable, is validly existing and (where applicable) in good standing (where such concept is recognized under applicable Law) under the laws of its jurisdiction of organization or incorporation, and has all organizational powers to carry on its business in the places and in the manner as now conducted.  Each Subsidiary of the Company is duly qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Schedule 3.06(a) of the Company Disclosure Letter sets forth a true and complete list of the Subsidiaries of the Company, indicating for each such Subsidiary its respective jurisdiction of organization or incorporation, as the case may be, the name of its directors and officers, the Company Subsidiary Securities issued and outstanding and the Company Subsidiary Securities held by the Company.

(b)          All of the outstanding shares, capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company have been duly authorized and validly issued, are fully paid and non-assessable and free of preemptive rights and are owned beneficially and legally, and solely, by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction, including any restriction on the right to vote, sell or otherwise dispose of such share, capital stock or other voting securities or ownership interests (other than transfer restrictions arising under any applicable securities Laws or as set forth in the organizational documents of such Subsidiaries).  There are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) securities of the Company or any of its Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (iii) warrants, puts, calls, subscriptions, options or other rights to acquire from the Company or any of its Subsidiaries any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (iv) other obligations, agreements or commitments of the Company or any of its Subsidiaries to issue, transfer or sell, or make any payment with respect to, any shares, capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, or any securities convertible into, or exchangeable or exercisable for, any shares, capital stock or other voting securities of, or ownership or economic interests in, any Subsidiary of the Company, or any warrants, puts, calls, subscriptions, options or other rights to acquire from the Company or any of its Subsidiaries any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (v) restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any share, capital stock or other voting security of, or ownership interest in, any Subsidiary of the Company (the items in clauses (i) through (v) being referred to collectively as the “Company Subsidiary Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

(c)          Except for the shares of capital stock or other voting securities of, or ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any shares of capital stock or other voting securities of, or membership, partnership, joint venture or other ownership or investment interests (whether equity or debt, including any agreement or commitment convertible or exercisable into, or exchangeable for, any equity interests) in, any Person.  No dividends or distributions have been declared, made or paid by any Subsidiary of the Company other than to the Company or to another Subsidiary of the Company.  No Company Subsidiary Securities have been issued and no transfer of any such shares has been registered (where applicable), except in accordance with all applicable Laws and the organizational documents of the relevant Subsidiary of the Company in all material respects, and all transfers have been duly stamped (where applicable) in all material respects.

Section 3.07.        SEC Filings and the Sarbanes-Oxley Act.

(a)          The Company has timely filed with or furnished to the SEC all reports, schedules, forms, statements, certifications, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company since the Reference Date (collectively, together with any exhibits and schedules thereto and other information incorporated or otherwise hyperlinked therein, the “Company SEC Documents”).  To the Knowledge of the Company, as of the date hereof, no Company SEC Document is the subject of ongoing review, comment or investigation by the SEC.  No Subsidiary of the Company is, or at any time has been, required to file any reports, schedules, forms, statements or other documents with the SEC or similar foreign Governmental Authority.

(b)          As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of Nasdaq, the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be.

(c)          As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the Exchange Act on or prior to the date hereof since the Reference Date did not, and each Company SEC Document filed pursuant to the Exchange Act subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d)          Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)          The Company and its Subsidiaries have established and maintain disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act in all material respects.  Such disclosure controls and procedures are designed to ensure that all material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared.  To the Knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the Exchange Act.  For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(f)          The Company and its Subsidiaries have established and maintain a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP.  The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.  The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee since the Reference Date.

(g)          Since the Reference Date, the Company has not effected, entered into or otherwise been a party to any securitization transactions or other off-balance sheet arrangements (as defined in Item 303 of Regulation S-K).

(h)          The Company has since the Reference Date complied with and is in compliance with, in all material respects, all applicable listing and corporate governance rules, regulations and requirements of Nasdaq, and is in compliance in all material respects with all rules, regulations and requirements of the SEC and with the Sarbanes-Oxley Act.  There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(i)          Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq, and the statements contained in any such certifications, to the Knowledge of the Company, are complete and correct as of their respective dates.

(j)          There are no Contracts between the Company or any of its Subsidiaries, on the one hand, and any other Person (other than the Company and its Subsidiaries), on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K that are not appropriately disclosed in the Company SEC Documents.

Section 3.08.        Financial Statements.  The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents (a) as of their respective dates of filing with the SEC complied as to form in all material respects with the rules, regulations and requirements of the SEC with respect thereto and (b) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements which are not material in the aggregate).  The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP.

Section 3.09.        Information Supplied.  None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, at the time the Proxy Statement/Prospectus is first mailed to the stockholders of the Company, at the time the Proxy Statement/Prospectus is filed with the SEC or at the time of the Company Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus.

Section 3.10.        Absence of Certain Changes.

(a)          Since December 31, 2024 until the date hereof, (i) except for the transactions contemplated hereby, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and (ii) there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate with all other Effects, a Company Material Adverse Effect.

(b)          From December 31, 2024 until the date hereof, neither the Company nor any of its Subsidiaries has taken any action that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of clauses (i), (ii), (iv), (vi) through (xi), (xvi), (xvii), (xviii) and (xix) (solely to the extent related to the foregoing), in each case of Section 5.01(b).

Section 3.11.        No Undisclosed Material Liabilities.  There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, known, unknown, determined, determinable or otherwise, other than (a) liabilities or obligations disclosed and reserved for in the Balance Sheet, (b) liabilities or obligations arising out of or in connection with this Agreement and the transactions contemplated hereby, (c) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date and (d) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.12.        Compliance with Laws, Permits and Court Orders.

(a)          The Company and each of its Subsidiaries is, and since the Reference Date has been, in compliance in all material respects with all applicable Laws, including all Health Laws.  Since the Reference Date, none of the Company or any of its Subsidiaries has received written or, to the Knowledge of the Company, oral notice from a Governmental Authority or, to the Knowledge of the Company, has been or is under investigation by a Governmental Authority with respect to, any violation of any applicable Law, including any Health Law.  There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          The Company and its Subsidiaries hold all material Permits necessary or advisable to conduct their respective businesses in the places and in such manner in which such businesses are currently being conducted, and: (i) such Permits are valid and in full force and effect and are not subject to any pending or, to the Knowledge of the Company, threatened Action by any Governmental Authority to suspend, cancel, modify, terminate or revoke any such Permit; (ii) the Company and each of its Subsidiaries are in compliance in all respects with the terms and requirements of such Permits; and (iii) the Company and each of its Subsidiaries is not in default under, and no condition exists that with notice or lapse of time or both would constitute a default under or would reasonably be expected to result in any suspension, cancellation, modification, termination or revocation of, any such Permit, except, in each cause of clauses (i) through (iii), inclusive, as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.13.        Anti-Corruption and Trade Controls.

(a)          In the past five years, none of the Company or any of its Subsidiaries, or, to the Knowledge of the Company any of their respective directors or officers or any consultants, agents or other Persons acting for or on their behalf (i) has made, authorized, solicited or received any bribe, unlawful rebate, payoff, influence payment or kickback, (ii) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, (iii) has used or is using any corporate funds for any illegal contributions, gifts, entertainment, travel or other unlawful expenses, (iv) has violated or is violating in any respect the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. §§ 78m(b), 78dd-1, 78dd-2, 78ff), the UK Bribery Act 2010, the UK Proceeds of Crime Act 2002, the Penal Code (Act No. 45 of 1907), the Unfair Competition Prevention Act (Act No. 47 of 1993) or any other applicable anti-corruption or anti-bribery Law, (v) has, directly or indirectly, made, offered, authorized, facilitated or promised any payment, contribution, gift, entertainment, bribe, rebate, kickback, financial or other advantage or, to the Knowledge of the Company, anything else of value, to any Government Official in order to obtain an improper competitive advantage, to receive favorable treatment in obtaining or retaining business or to induce the recipient to violate a lawful duty, or for any other improper purpose, (vi) is, or has been, under administrative, civil or criminal investigation, indictment, information, suspension, debarment or audit (other than a routine contract audit) by any Person, in connection with alleged or possible violations of any Law that prohibits bribery, corruption, fraud or other improper payments or (vii) has received notice from, or made a voluntary disclosure to, the U.S. Department of Justice, the SEC or any other Governmental Authority regarding alleged or possible violations of any Law that prohibits bribery, corruption, fraud or other improper payments.  For purposes of this Section 3.13(a), “Government Official” means any official or employee of any government or any department, agency or instrumentality thereof, any employee of a foreign or domestic government-owned or -controlled enterprise or of any political party or official thereof, any candidate for political office, any official or employee of any public international organization or any person acting in an official capacity for or on behalf of any such government, department, agency, instrumentality, party or organization.

(b)          The Company and its Subsidiaries, and to the Knowledge of the Company, their respective directors and officers and any consultants, agents and other Persons acting for or on their behalf, are and have in the past five years been in compliance in all material respects with U.S. and any applicable non-U.S. Laws pertaining to economic and trade sanctions, export and import controls, customs and antiboycott, including U.S. economic and trade sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the International Traffic in Arms Regulations administered and enforced by the U.S. Department of State’s Directorate of Defense Trade Controls, the Export Administration Regulations administered and enforced by the U.S. Department of Commerce’s Bureau of Industry and Security, Section 999 of the Internal Revenue Code, the U.S. customs regulations and the Foreign Trade Regulations, the European Union and United Kingdom dual-use regulations, the European Union Member State or United Kingdom military export controls, and any economic or financial sanctions implemented by the European Union or any Member State thereof, or the United Kingdom (collectively, “Trade Controls”).

(c)          None of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective directors, officers or employees or any consultants, agents or other Persons acting for or on their behalf, is a Person that is, or is owned or controlled by Persons that are (i) subject to sanctions or other restrictions under Trade Controls; or (ii) located in, organized under the laws of, ordinarily resident in or a blocked national of a country or territory that is the subject of comprehensive sanctions under Trade Controls.

(d)          To the Knowledge of the Company (i) in the past five years, there have been no Actions or voluntary or directed disclosures under Trade Controls involving the Company or its Subsidiaries, and (ii) there are no pending or threatened Actions involving suspected or confirmed violations thereof.

Section 3.14.        Litigation.  Except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, there is no Action before (or, in the case of threatened Actions, that would be before) or by any Governmental Authority or arbitrator pending or, to the Knowledge of the Company, threatened, against (a) the Company or any of its Subsidiaries or any of their respective properties or (b) to the Knowledge of the Company, any present or former officer, director or employee of the Company or any of its Subsidiaries (in their capacities as such or as a result of the fact that they hold or held such positions) or any Person for whom the Company or any of its Subsidiaries may be liable.

Section 3.15.        Properties.

(a)          Except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have good title to, or good and valid leasehold interests in, all property and assets reflected on the Balance Sheet or acquired after the Balance Sheet Date, except as have been disposed of since the Balance Sheet Date in the ordinary course of business consistent with past practice and in compliance with this Agreement, in each case free and clear of all Liens (other than Permitted Liens).

(b)          Neither the Company nor any of its Subsidiaries owns, nor has ever owned, fee title to any real property.  Neither the Company nor any of its Subsidiaries is party to an option or other agreement for the purchase or sale of fee title to real property. Except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, each lease, sublease (and, together with any consent) or license (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any real property (whether as landlord or tenant), and to the Knowledge of the Company, the prime lease for any Lease that is a sublease (“Prime Lease”), is valid, binding and in full force and effect and is enforceable in accordance with its terms by the Company or its applicable Subsidiary party thereto subject to the Enforceability Exceptions.  Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company any other party to a Lease or Prime Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time or both, would constitute a breach or default under the provisions of such Lease or any Prime Lease, except for those breaches or defaults that have not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.  Neither the Company nor any of its Subsidiaries has received or given written notice that it, or any other party to any Lease or the Prime Lease, has breached, violated or defaulted under, any Lease or Prime Lease.  Neither the Company nor any of its Subsidiaries has assigned, pledged, mortgaged, hypothecated or otherwise transferred any Lease or any interest therein.  Schedule 3.15(b) of the Company Disclosure Letter sets forth a true and complete list of all Leases to which the Company or any of its Subsidiaries is a party, in each case identifying the tenant or subtenant and the landlord or sublandlord under each such Lease (and, if applicable, the prime landlord under the applicable Prime Lease) and the address of the real property associated with such Lease.  The Company or one of its Subsidiaries holds a good and valid leasehold or sublease interest under each of the Leases, in each case, free and clear of Liens (other than Permitted Liens).  Neither the Company nor any of its Subsidiaries has received any written notice from or given any written notice to any third party to any Lease or Prime Lease that a termination event or condition exists with respect thereto or that such party or another party thereto has terminated or intends to terminate such Lease or Prime Lease.

(c)          As used in this Agreement, “Leased Real Property” means all real property leased by the Company or any of its Subsidiaries under any Lease, together with all rights, title and interest of the Company or any of its Subsidiaries in and to leasehold improvements relating thereto, including security deposits, reserves or prepaid rents paid in connection therewith.  The Leased Real Property constitutes all of the real property used by the Company or any of its Subsidiaries in the operation of their respective businesses.  To the Knowledge of the Company, the Company or its applicable Subsidiary obtained all necessary consents for each Lease.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all personal property owned or leased by the Company or any of its Subsidiaries and all buildings, structures, fixtures and other improvements included in the Leased Real Property are usable for their intended purposes in the ordinary course of, and are sufficient for the operation of, the business of the Company and its Subsidiaries, (ii) the Leased Real Property is in good condition and repair (subject to normal wear and tear), (iii) none of the Leased Real Property has been damaged or destroyed by fire or other casualty that has not been restored and (iv) the Leased Real Property has full and free legally enforceable access to and from public roads and are currently supplied with such utilities, which access and utilities are sufficient for the operation of the business of the Company and its Subsidiaries.  No Person leases, subleases, licenses or otherwise has the right to use or occupy, and no Person is in possession of, any of the Leased Real Property other than the Company or any Subsidiary of the Company.  To the Knowledge of the Company, the Leased Real Property constitutes all the real property necessary for the conduct of the Company’s business as currently conducted.

(d)          Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company (i) no zoning or similar land use restrictions are currently in effect or, to the knowledge of the Company, proposed by any Governmental Authority that would impair the operation of the business of the Company or any of its Subsidiaries as currently conducted or which would impair the use, occupancy and enjoyment of any of the Leased Real Property; (ii) all of the Leased Real Property is in compliance with all applicable zoning or similar land use restrictions of all Governmental Authorities having jurisdiction thereof and with all recorded restrictions, covenants and conditions affecting any of the Leased Real Property; (iii) neither the Company nor any of its Subsidiaries has received any written notice from any person with regard to encroachments on or off the Leased Real Property or violations of building codes, zoning regulations, subdivision covenants or defects in title of the Leased Real Property; (iv) no claim or right of adverse possession by any third party has been claimed or threatened in writing with respect to the Leased Real Property; and (v) no portion of the Leased Real Property is subject to any order for its sale, condemnation, expropriation or taking (by eminent domain or otherwise) by any Governmental Authority, and no such sale, condemnation, expropriation or taking been proposed or threatened.

Section 3.16.        Intellectual Property.

(a)          Schedule 3.16(a) of the Company Disclosure Letter sets forth a true and complete list of all registrations and applications for registration included in the Company Owned Intellectual Property Rights and exclusively in-licensed Company Licensed Intellectual Property Rights, specifying as to each such item, as applicable (i) the owner (or the co-owners) thereof, (ii) the jurisdiction (foreign and domestic) in which such item is issued or registered or in which any application for issuance or registration has been filed, (iii) the respective issuance, registration or application number of such item, (iv) the date of application and issuance or registration of such item, and (v) in the case of each of such item that is an exclusively in-licensed Company Licensed Intellectual Property Right, the applicable Contract pursuant to which the Company or any of its Subsidiaries receives its rights to such Company Licensed Intellectual Property Right (collectively, “Company Registered Intellectual Property Rights”).

(b)          The Company and its Subsidiaries are the sole, exclusive and record owners of all Company Owned Intellectual Property Rights and hold all right, title and interest in and to all Company Owned Intellectual Property Rights, free and clear of any Lien except for Permitted Liens.  The Company Intellectual Property Rights constitute all of the material Intellectual Property Rights necessary to, or used or held for use in, the conduct of the business of the Company and its Subsidiaries as currently conducted and as proposed by the Company or any of its Subsidiaries to be conducted.  The Company or one of its Subsidiaries, as applicable, has a valid license or sublicense to use the Company Licensed Intellectual Property Rights in connection with the operation of its business as currently conducted and as proposed by the Company or any of its Subsidiaries to be conducted.  Neither the execution or consummation of the transactions contemplated by this Agreement will (i) alter, encumber, impair or extinguish any rights of the Company or its Subsidiaries under any Company Intellectual Property Rights, or (ii) result in any material limitation on the right of Parent to develop, use, sell, license or dispose of, or to bring any Action for the infringement of, any Company Product, any Company Owned Intellectual Property Rights or, to the extent such rights thereunder are currently held by the Company or any of its Subsidiaries, any Company Licensed Intellectual Property Rights.  Without limiting the foregoing, the consummation of the transactions contemplated hereby will not (A) result in the grant by any of the Company or its Affiliates to any Person of, or require the Company or any of its Affiliates to grant to any Person, any rights with respect to any Intellectual Property Right, (B) subject the Company or its Affiliates to any increase in royalties or other payments in respect of any Company Intellectual Property Rights or (C) diminish any royalties or other payments any of the Company or its Affiliates would otherwise be entitled to in respect of any Company Intellectual Property Rights.

(c)          Schedule 3.16(c) of the Company Disclosure Letter sets forth a true and complete list of all Contracts pursuant to which (i) the Company or any of its Subsidiaries has granted to any Third Party any licenses, sublicenses, rights, interests or options with respect to any Company Intellectual Property Right (including coexistence agreements, prior rights agreement, rights of first refusal, rights of last refusal, covenants not to sue, immunities from suit and rights to indemnification, but not including non-disclosure agreements and Ordinary Course Licenses), and (ii) any Third Party has granted to the Company or any of its Subsidiaries any licenses, sublicenses, rights, interests or options with respect to any Intellectual Property Rights that are material to the conduct of the business as currently conducted and as proposed by the Company or any of its Subsidiaries to be conducted (including coexistence agreements, prior rights agreement, rights of first refusal, rights of last refusal, covenants not to sue, immunities from suit and rights to indemnification, but not including nondisclosure agreements, generally commercially available software licensed pursuant to a standard “off-the-shelf” or “shrink wrap” or “click wrap” agreement and Ordinary Course Licenses).

(d)          No funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been or is being used in any material respect to create, in whole or in part, any Company Owned Intellectual Property Rights, or to the Knowledge of the Company, any Company Licensed Intellectual Property Rights exclusively licensed to the Company or any of its Subsidiaries, except for use of funding, facilities or personnel that does not result in such Governmental Authority or educational institution obtaining ownership of such Company Owned Intellectual Property Rights (or to the Knowledge of the Company, any Company Licensed Intellectual Property Rights exclusively licensed to the Company or any of its Subsidiaries) and does not require or otherwise obligate the Company or any of its Subsidiaries to grant or offer to any such Governmental Authority or educational institution any license or other right to such Company Owned Intellectual Property Rights or to the Knowledge of the Company, any Company Licensed Intellectual Property Rights exclusively licensed to the Company or any of its Subsidiaries.

(e)          Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, all necessary registration, maintenance and renewal fees due in connection with the prosecution and maintenance of the Company Registered Intellectual Property Rights have been timely paid.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, all necessary documents, recordations and certificates in connection with the Company Registered Intellectual Property Rights have been filed with the relevant Patent, Copyright, Trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining the Company Owned Intellectual Property Rights registered in such jurisdictions.

(f)          There is no, and since the Reference Date there has been no, Action pending or, to the Knowledge of the Company, threatened in writing against or affecting the Company or any of its Subsidiaries, or affecting the conduct of the respective businesses of the Company or any of its Subsidiaries as presently conducted (i) based upon, or challenging or seeking to deny or restrict, any right of the Company or any of its Subsidiaries in any of the Company Intellectual Property Rights, or (ii) alleging that any of the Company Owned Intellectual Property Rights, or any Company Licensed Intellectual Property Rights exclusively licensed to the Company or any of its Subsidiaries, is invalid or unenforceable.  To the Knowledge of the Company, there is no information, materials, facts or circumstances that would render any of the Company Owned Intellectual Property Rights unenforceable, or would adversely affect any pending application for any of the Company Owned Intellectual Property Rights.

(g)          To the Knowledge of the Company, the operation and conduct of the business of the Company and its Subsidiaries, as the business of each has been conducted and as each currently is being conducted, and as proposed by the Company or any of its Subsidiaries to be conducted, including with respect to any Company Product, has not, does not and will not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any Person, even when considered in the absence of 35 U.S.C. 271(e)(1) in the United States or a similar research use exception elsewhere.  There is no, and there has been no, Action pending or, to the Knowledge of the Company, threatened in writing against or affecting the Company or any of its Subsidiaries (i) alleging that the activities of the Company or any of its Subsidiaries, including the use of any of the Company Owned Intellectual Property Rights, or any Company Licensed Intellectual Property Rights exclusively licensed to the Company or any of its Subsidiaries, or any services provided, processes used or products manufactured, used, imported, offered for sale or sold by the Company or any of its Subsidiaries misappropriate, infringe, contribute to the infringement of or otherwise violate any Intellectual Property Right of any Person or (ii) alleging that the Company or any of its Subsidiaries have infringed, misappropriated or otherwise violated any Intellectual Property Right of any Person.  Neither the Company nor any of its Subsidiaries has received from any Person any written offer to license any Intellectual Property Rights of such Person in connection with any actual or written threatened claim of infringement, misappropriation or other violation of any such Intellectual Property Rights.

(h)          None of the Company Intellectual Property Rights has been adjudged invalid or unenforceable in whole or part, or in the case of pending Patent applications included in the Company Intellectual Property Rights, have been the subject of a final and non-appealable finding of unpatentability.  All issued Patents, registered Trademarks and registered Copyrights included in the Company Owned Intellectual Property Rights are, to the Knowledge of the Company, valid, enforceable, in full force and effect and subsisting in all material respects.

(i)          To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Company Owned Intellectual Property Right or any Company Licensed Intellectual Property Right exclusively licensed to the Company or any of its Subsidiaries.

(j)          To the extent that any material Intellectual Property Right has been developed or created by a Third Party (but excluding any Employee or Independent Contractor) for the Company or any of its Subsidiaries, the Company or one of its Subsidiaries, as the case may be, has a written agreement with such Third Party with respect thereto pursuant to which such Person has agreed to hold all Intellectual Property Rights in confidence, and the Company or one of its Subsidiaries thereby either (i) has obtained ownership of and is the exclusive owner of, or (ii) has obtained a valid and unrestricted right to Exploit, sufficient for the conduct of its business as currently conducted and as proposed by the Company or any of its Subsidiaries to be conducted, such Intellectual Property Right.  In each case where the Company or any of its Subsidiaries has acquired, or purports to have acquired, any ownership of Intellectual Property Rights from any Person, the Company or such Subsidiary obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Intellectual Property Rights to the Company or such Subsidiary, and the Company or such Subsidiary has recorded each such assignment with the U.S. Patent and Trademark Office or its respective equivalents in any relevant foreign jurisdiction. Each current and former Employee and Independent Contractor contributing to the development of Company Owned Intellectual Property has executed an agreement restricting the disclosure of any confidential information and vesting in the Company all rights in work product created by such Employee or Independent Contractor during such Person’s affiliation with the Company. No current or former Employee or Independent Contractor owns any right, title, or interest in or to any material Intellectual Property Rights created or developed by such Employee or Independent Contractor during his or her employment by or other engagement with the Company or its Subsidiaries, and none of the Company or its Subsidiaries has received any written notice or claim to the contrary. To the Knowledge of the Company, there has been no unauthorized disclosure of any non-public Company Intellectual Property Right, and there has been no disclosure of any non-public Company Intellectual Property Right to any Employee or other Person who has not executed a binding confidentiality agreement that includes customary confidentiality terms and restrictions on use sufficient to protect the proprietary interests of the Company and its Subsidiaries with respect to such Company Intellectual Property Right.

(k)          Except for any fees payable to a Governmental Authority to obtain grant of, obtain registration of or maintain any of the Patents included in the Company Owned Intellectual Property Rights and for any payments required pursuant to a Contract listed in Schedule 3.16(c) of the Company Disclosure Letter, no payment by the Company or any of its Subsidiaries of any kind is required to be made to any Person with respect to making, using, selling, offering to sell, importing or exporting any Company Product.

(l)          The Company and its Subsidiaries have taken commercially reasonable actions to maintain the confidentiality of all material Trade Secrets of the Company or any of its Subsidiaries, and, to the Knowledge of the Company, no such Intellectual Property Rights have been disclosed, and access to such Trade Secrets has not been provided to any Person, other than to Service Providers or agents of the Company or any of its Subsidiaries, all of whom are bound by written confidentiality agreements that protect such Trade Secrets.  To the Knowledge of the Company, no Service Provider or agent of the Company or any of its Subsidiaries is in material default or material breach of any confidentiality or non-disclosure agreement, or any confidentiality provisions of any employment agreement, consulting agreement or other such agreement, with the Company or such Subsidiary relating to the protection, ownership, development, use or transfer of any Trade Secrets or any other confidential information of the Company or any of its Subsidiaries.  To the Knowledge of the Company, there has been no unauthorized disclosure of any material Company Owned Intellectual Property Rights.

(m)        The Company and its Subsidiaries (as applicable) are in possession of the Source Code and Object Code for all Software owned or purported to be owned by the Company that is reasonably necessary for the business of the Company and its Subsidiaries.  To the Knowledge of the Company, no Source Code embodying any Company Owned Intellectual Property Rights has been disclosed, licensed, released, distributed, escrowed or made available to or for any Person, and no Person has been granted any rights thereto or agreed to disclose, license, release, deliver or otherwise grant any right thereto.  To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice, lapse of time or both) will, or would reasonably be expected to, result in a requirement that any such Source Code be disclosed, licensed, released, distributed, escrowed or made available to or for, or that any other grant of any right be made with respect thereto to, any Third Party by the Company or any of its Subsidiaries.

(n)          Following the Closing, the Surviving Corporation and its Subsidiaries will have all of the rights of the Company and its Subsidiaries under the Company Intellectual Property Rights, to the same extent that the Company and its Subsidiaries would have had in all material respects if the Merger had not occurred, and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company and its Subsidiaries would otherwise be required to pay.

(o)          The IT Assets operate and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted in all material respects. The Company and each of its Subsidiaries have taken commercially reasonable actions to (i) protect the confidentiality, integrity and security of the material IT Assets against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable (A) data backup, (B) disaster avoidance and recovery procedures and (C) business continuity procedures and (ii) ensure that all material IT Assets are (A) fully functional and operate and run in a reasonable and efficient business manner in all material respects and (B) free from any Malicious Code or material bugs.

Section 3.17.        Privacy and Information Security.

(a)          Since the Reference Date, the Company, its Subsidiaries and, to the Knowledge of the Company, its Third Party Service Providers have been at all times and remain in material compliance with all Privacy and Information Security Requirements.  Since the Reference Date, the Company and its Subsidiaries have implemented and maintain documented policies and procedures designed to ensure material compliance with the Privacy and Information Security Requirements.  To the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement will materially comply with all Privacy and Information Security Requirements.

(b)          The Company and its Subsidiaries have implemented and maintained, since the Reference Date, and continue to maintain commercially reasonable and appropriate administrative, technical, and physical measures to protect Personal Information and other Business Data against loss, damage, and unauthorized access, use, modification or other misuse.  The Company and its Subsidiaries remediate and address audit or security assessment findings in a timely manner, based on the nature of the risk and potential impact.

(c)          To the Knowledge of the Company, since the Reference Date, the Company and its Subsidiaries have not experienced and are not experiencing any material Security Incident, and no claims, actual or alleged, relating to any material Security Incidents have been asserted against the Company and its Subsidiaries.  To the Knowledge of the Company, there are no material data security, information security or other technological vulnerabilities with respect to the Company Products or with respect to the IT Assets that would reasonably be expected to adversely impact the Company and its Subsidiaries’ operations or cause a Security Incident.

(d)          The Company and its Subsidiaries have contractually obligated all Third Party Service Providers to commercially reasonable and appropriate contractual terms relating to the protection and use of Personal Information and IT Assets relative to the data and risk involved for each relationship, including, where appropriate, obligations to (i) comply with applicable Privacy and Information Security Requirements, (ii) implement an appropriate information security program that includes commercially reasonable administrative, technical and physical safeguards, and (iii) restrict processing of Personal Information that violates applicable Privacy and Information Security Requirements and ensure the return, disposal, or destruction of Personal Information.

Section 3.18.        Taxes.

(a)          All income and other material Tax Returns required by Tax Law to be filed with any Taxing Authority by or on behalf of the Company Tax Group have been timely filed in accordance with applicable Tax Laws (after giving effect to any extensions of time in which to make such filings).  All Tax Returns of or with respect to the Company Tax Group were, at the time of filing, true and complete in all material respects.

(b)          The Company Tax Group has timely paid in full all material amounts of Taxes due and payable by or with respect to the Company Tax Group, or, where payment is not yet due, has established in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c)          The Company Tax Group has properly withheld, and paid over to the appropriate Taxing Authority, all Taxes required to be withheld from any payment (including any dividend or interest payment), benefits or compensation to any Service Provider, creditor, stockholder, vendor or other Person and has complied in all material respects with all record keeping and information reporting obligations under applicable Tax Law in connection therewith.

(d)          There are no Liens of material Taxes with respect to any assets or properties of the Company Tax Group, except for Liens for Taxes net yet due and payable that arose by operation of Law in the ordinary course of business.

(e)          As of the date of this Agreement, there is no Action (including any refund litigation, audit or other matter in controversy) now pending or, threatened in writing against or with respect to the Company Tax Group in respect of any material amount of Taxes or any Tax Return.  The Company Tax Group has not received in writing any notice indicating intent to open an audit or other review, any notice of deficiency, any notice of proposed adjustment or any request for information, in each case in respect of Taxes or any Tax Return, from any Taxing Authority.

(f)          All deficiencies of Taxes in respect of the Company Tax Group that have been asserted as a result of any audit or examination by any Taxing Authority against the Company Tax Group or any of its officers, employees or agents in their capacity as such that have been paid or are being contested in good faith and have been reserved for on the books of the Company.

(g)          No extension for or waiver of the statute of limitations with respect to the time to assess Taxes of the Company Tax Group (i) has been granted, which grant remains in effect or (ii) has been requested, which request is currently pending.

(h)          The Company Tax Group has not received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign applicable Law.  The Company Tax Group has not applied for and not yet received a ruling or determination from a Taxing Authority regarding a past or prospective transaction.

(i)          Schedule 3.18(i) of the Company Disclosure Letter contains a true and complete list of all jurisdictions (foreign and domestic) in which the Company Tax Group currently files net income Tax Returns.  No claim has been made in writing by any Taxing Authority in a jurisdiction in which a member of the Company Tax Group does not file a particular Tax Return to the effect that such member is or may be subject to taxation by, or required to file such Tax Return in, such jurisdiction.

(j)          Each member of the Company Tax Group has at all times since its inception been a “C corporation” within the meaning of Section 1361(a)(2) of the Code.

(k)          Neither the Company nor any of its Subsidiaries (i) is or has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company was the common parent, (ii) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign applicable Law) or as transferee or successor or (iii) has any liability or potential liability to another Person under any Tax Sharing Agreement.

(l)          The Company Tax Group is not a party to, bound by or otherwise subject to any Tax Sharing Agreement.

(m)        The Company Tax Group is not a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal, state, local or foreign income Tax purposes.

(n)          Neither the Company nor any of its Subsidiaries is or has ever been a surrogate foreign corporation described in Section 7874(b) of the Code.

(o)          The Company Tax Group (i) does not and did not maintain a permanent establishment (within the meaning of any applicable Tax treaty or convention) or an office or fixed place of business in a country other than the country in which the relevant member of the Company Tax Group is organized, (ii) is not and has not been engaged in the active conduct of a trade or business in any country, other than the country in which the relevant member of the Company Tax Group is organized and resident, that subjected it to Tax in such country, (iii) is not and has never been otherwise subject to net income Tax in a jurisdiction outside the country in which it is organized or resident and (iv) is not required to register in any jurisdiction for VAT purposes pursuant to applicable Law.  The Company Tax Group does not own stock in a corporation with respect to which the Company Tax Group maintains (A) a positive balance in its extraordinary disposition account within the meaning of Section 1.245A-5T(c)(3) of the Treasury Regulations or (B) a positive balance in its hybrid deduction account within the meaning of Section 1.245A(e)-1(d) of the proposed Treasury Regulations.

(p)          During the three-years period preceding the date of this Agreement, no member of the Company Tax Group was either a “distributing corporation” nor a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in any transaction intended to qualify under Section 355 of the Code or any corresponding or similar provision of state, local or foreign applicable Law.

(q)          The Company Tax Group has not entered into, or participated in, any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code or any corresponding or similar provision of state, local or foreign applicable Law.

(r)          The Company Tax Group is not currently the beneficiary of any Tax exemption or Tax holiday that would not be available or would no longer be in effect after the Merger.

(s)          The Company Tax Group is not currently participating, and never participated, in an international boycott within the meaning of Section 999 of the Code.

(t)          The Company Tax Group will not be required to include any material item of income in, or to exclude any item of deductions from, taxable income from any taxable period (or portion thereof) ending after the Closing as a result of any (i) change in method of accounting for a taxable period (or portion thereof) ending prior to the Closing, (ii) closing agreement as described in Section 7121 of the Code executed prior to the Closing, or (iii) gain recognition agreement entered into before the Closing or a transaction under which previously utilized Tax losses or credits may be recaptured (including a dual consolidated loss or an excess loss account).  The Company Tax Group has not made an election under Section 965(h) of the Code to pay the net Tax liability under Section 965 of the Code in installments.

Section 3.19.        Employee Benefit Plans; Labor Matters.

(a)          Schedule 3.19(a) of the Company Disclosure Letter sets forth a true and complete list of each material Employee Plan (or form of award agreement); provided that, the following shall not be required to be set forth on Schedule 3.19(a) of the Company Disclosure Letter, (i) any at-will offer letters with no severance or change in control benefits or guaranteed term and (ii) any agreement with an Independent Contractor whose annual fee is (or is reasonable expected to be) less than $500,000. The Company has made available to Parent, with respect to each Employee Plan required to be listed on Schedule 3.19(a) of the Company Disclosure Letter, as applicable, (A) a copy thereof (or a description, if such plan is not written) and all amendments thereto, (B) each trust, insurance or other funding arrangement, (C) each summary plan description and summary of material modifications, (D) the most recently filed IRS Form 5500 and accompanying schedules and attachments thereto for each such Employee Plan required to file IRS Form 5500, (E) the most recently prepared actuarial reports and financial statements, (F) annual discrimination and qualification tests for the most recent plan year, (G) all material, non-routine correspondence relating thereto received from or provided to the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Authority during the past three years, and (H) the most recent IRS determination or opinion letter, if any, received with respect to any applicable Employee Plan.  All Employee Plans (other than any agreement with any Independent Contractor located outside of the United States) cover only Service Providers whose principal place of employment or engagement is within the United States.

(b)          To the knowledge of the Company, no current Employee or Independent Contractor is a party to, or is otherwise bound by, any Contract that adversely affects the performance of such Employee or Independent Contractor’s duties to the Company or its Subsidiaries.  Except as set forth on Schedule 3.19(b)(i) of the Company Disclosure Letter, the Company and its Subsidiaries do not, and would not reasonably be expected to, have any material liability with regard to the classification of Independent Contractors used by the Company, including with respect to withholding and reporting of Taxes. Except as set forth on Schedule 3.19(b)(ii) of the Company Disclosure Letter, the Company and its Subsidiaries have no “leased employees” within the meaning of Section 414(n) of the Code and do not use the services of a professional employer organization.

(c)          The Company has made available to Parent a true and complete list of all former Employees whose employment has been terminated within 90 days preceding the date hereof, or whose work hours have been reduced within six months preceding the date hereof, including for each such Person: name, site of employment, job title, date of hire, date of employment loss, termination or layoff, if applicable, and amount of reduction in hours for each calendar month during the six-month period preceding the anticipated Closing Date, if applicable.  To the Knowledge of the Company, no key or critical Employee or Independent Contractor intends to terminate his or her employment or services with the Company or its Subsidiaries.

(d)          The Company has made available to Parent a true and complete list that sets forth, as of the date hereof: (i) each current Employee, including each such Person’s name, employer, job title, hire date, work location, current base salary, wage or commission rate, most recent annual bonus received and current target annual bonus or target incentive opportunity, fringe benefits (other than those generally available to Employees or set forth on Schedule 3.19(d)(i) of the Company Disclosure Letter), whether part-time or full-time, status as exempt or non-exempt under the Fair Labor Standards Act, immigration status, and whether such individual is in active employment or on leave, and if on leave, the nature of such leave and the date of expected return; and (ii) except as set forth on Schedule 3.19(d)(ii) of the Company Disclosure Letter, each current Independent Contractor, including each such Person’s name, location (including country if outside the United States), description of services, consulting or contracting term, consulting or contracting fee, if applicable, the staffing agency/entity through which the Independent Contractor was placed/engaged, and an indication of whether such Person (or the applicable staffing agency/entity) has entered into a Contract with the Company or any of its Subsidiaries.  Except as required by Law or as set forth on Schedule 3.19(d)(iii) of the Company Disclosure Letter, the employment of each Employee is terminable at will without penalty or severance payments or benefits (other than coverage through the end of the month of employment termination in accordance with the terms of the Employee Plan, health care continuation coverage as required by Section 4980B of the Code or similar applicable Law, accrued vacation and wages through termination and similar amounts due to terminating employees generally).  Each Employee’s principal place of employment and, to the Knowledge of the Company and except as otherwise provided in Schedule 3.19(d)(ii) of the Company Disclosure Letter or on the list contemplated by Section 3.19(d)(ii), each Independent Contractor’s principal place of service relationship is the United States. The Company and its Subsidiaries have completed a Form I-9 (Employment Eligibility Verification) for each Employee, and each such Form I-9 has since been updated as required by applicable Law and is correct and complete in all material respects as of the date hereof.

(e)          Neither the Company nor any of its ERISA Affiliates sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has any direct or indirect liability with respect to (or has in the past six years sponsored, maintained, administered, contributed to (or had any obligation to contribute to), or had any direct or indirect liability with respect to): (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA); (ii) a “multiemployer plan” (as defined in Sections 4001(a)(3) and 3(37)(A) of ERISA); (iii) a pension plan subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code; (iv) a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA or applicable state Law); (v) a “multiple employer plan” (as defined in Section 413(c) of the Code); or (vi) a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code.  No Employee Plan is, and neither the Company nor any of its Subsidiaries has liability with respect to, a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA or applicable state Law).

(f)          Each Employee Plan that is intended to be qualified under Section 401(a) of the Code (“Qualified Plan”) is so qualified, and, to the Knowledge of the Company, no event has occurred that would reasonably be expected to adversely affect such qualification.  Each Qualified Plan is subject to a currently effective determination letter, or opinion letter on which the Company or applicable Subsidiary that is the plan sponsor is entitled to rely, from the IRS.

(g)          Each Employee Plan has been established, maintained, funded and administered in all material respects in compliance with its terms and with all applicable Law, including ERISA and the Code.  No Action (other than routine claims for benefits) is pending against or involves or, to the Knowledge of the Company, is threatened against or threatens to involve, any Employee Plan.  The Company and its Subsidiaries have complied in all material respects with applicable Law with respect to each employee benefit plan or arrangement maintained by a Governmental Authority requiring the payment of social insurance Taxes or similar contributions to a fund of a Governmental Authority with respect to wages of an employee.

(h)          Except as set forth on Schedule 3.19(h) of the Company Disclosure Letter, all assets of any Qualified Plan consist of cash or actively traded securities and no asset of any Qualified Plan consists of employer securities (within the meaning of Section 407(d)(1) of ERISA).  Each Employee Plan that provides group health, life insurance or disability benefits, other than any Employee Plan providing health savings account or flexible spending account benefits, is fully insured by a third-party insurance company.

(i)          All returns, reports and disclosure statements required to be made under ERISA and the Code with respect to all Employee Plans have been timely filed or delivered.  Neither the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any of its directors, officers, employees or agents nor any fiduciary of any Employee Plan has engaged in or been a party to any non-exempt “prohibited transaction” as defined in Section 4975 of the Code and Section 406 of ERISA with respect to an Employee Plan and, to the Knowledge of the Company, no such non-exempt “prohibited transaction” has occurred with respect to an Employee Plan. Neither the Company, nor, to the knowledge of the Company, any fiduciary (within the meaning of Section 3(21) of ERISA) has breached its, his or her fiduciary duty with respect to an Employee Plan or otherwise has any liability in connection with any acts taken (or failed to be taken) with respect to the administration or investment of the assets of any Employee Plan, in each case, except as could not reasonably be expected to result in material liability to the Company or its Subsidiaries.

(j)          Except as set forth on Schedule 3.19(j) of the Company Disclosure Letter, neither the Company nor any of its ERISA Affiliates has any liability for, and no Employee Plan provides or promises, any post-employment or post-retirement health, medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Service Provider (other than (i) health care continuation coverage as required by Section 4980B of the Code or similar applicable Law and for which the participant or beneficiary pays the full cost of coverage, or (ii) coverage through the end of the month of employment termination in accordance with the terms of the Employee Plan).

(k)          To the Knowledge of the Company, there has been no written, formal amendment to or announcement by the Company of any Employee Plan that would materially increase the expense of maintaining such Employee Plan above the level of expense incurred in respect thereof for the fiscal year ended on December 31, 2024.

(l)          All contributions, premiums and payments that are due have been made in all material respects for each Employee Plan within the time periods prescribed by the terms of such plan and applicable Law, and all contributions, premiums and payments for any period that are not yet due are properly accrued to the extent required to be accrued under applicable accounting principles.  The Company and its Subsidiaries have paid all salaries, bonuses, commissions, wages, severance and accrued vacation pay due to Employees required to be paid by applicable Law prior to the date hereof.

(m)         Neither the Company nor any of its Subsidiaries has or would reasonably be expected to have any liability for Taxes under Sections 4975 through 4980 or Sections 4980A through 4980G of the Code.  The Company maintains a health plan that satisfies the requirements for “minimum essential coverage” under Section 4980H(a) of the Code (as applicable to “applicable large employers” within the meaning of Section 4980H(a) of the Code, without regard to whether the Company or any Subsidiary is an “applicable large employer”), which minimum essential coverage satisfies an affordability safe harbor under Treasury Regulation Section 54.4980H-5 and provides “minimum value” as defined in Treasury Regulation Section 54.4980H-1(a)(28), and in the past three years, the Company and its Subsidiaries have offered such minimum essential coverage to all “full-time employees” (within the meaning of Section 4980H of the Code) and their eligible (per the terms of the applicable Employee Plan) dependents.

(n)          Except as expressly required under this Agreement or as set forth on Schedule 3.19(n) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) will (i) entitle any current or former Service Provider to any payment or benefit, including any bonus, retention, tax gross-up, severance, retirement or job security payment or benefit, or any increased or accelerated payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Employee Plan or to a current or former Service Provider, (iii) limit or restrict the right of the Company or any of its Subsidiaries or, after the Closing, Parent or any of its Subsidiaries, to merge, amend or terminate any Employee Plan or (iv) result in the payment of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in 280G(b)(1) of the Code.

(o)          Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Tax incurred by such Service Provider, including under Section 409A or Section 4999 of the Code.

(p)          Each Employee Plan or other arrangement of the Company or any of its Subsidiaries that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code is currently and has at all relevant times been established, operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder, other than non-compliance that has not and would not reasonably be expected to result in early inclusion of income or other adverse consequences under Section 409A of the Code.

(q)          Neither the Company nor any of its Subsidiaries is a party or subject to, has ever been party or subject to, or is currently negotiating in connection with entering into, any Collective Bargaining Agreement.  There is no, and there has not been in the past any, organizational campaign, petition or other unionization activity pending, or to the Knowledge of the Company, threatened, seeking recognition of a collective bargaining unit relating to any Employee.  There are no material controversies pending or, to the Knowledge of the Company, threatened between the Company and its Subsidiaries, on the one hand, and any of their current or former Employees, on the other.  No investigation, review, complaint or proceeding by any Governmental Authority or current or former Employee with respect to the Company or any of its Subsidiaries in relation to the employment of any individual is pending or, to the Knowledge of the Company, threatened, nor has the Company or any of its Subsidiaries received any notice from any Governmental Authority indicating an intention to conduct the same.

(r)          There are no unfair labor practice complaints pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority.  There is no, and there has not been in the past any, labor strike, slowdown, stoppage, picketing, material interruption of work or lockout pending against or affecting the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, is any such action threatened or at risk to be commenced.

(s)          The Company and its Subsidiaries are, and since the Reference Date have been, in compliance in all material respects with all applicable Laws relating to labor and employment, including (i) those relating to labor management relations, wages, hours, overtime, employee classification, equal opportunity, discrimination, sexual harassment, disability accommodation, protected leave, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, wage payment, the payment and withholding of Taxes and workers compensation and (ii) the Worker Adjustment and Retraining Notification Act and any comparable state, local or foreign law.  Neither the Company nor any of its Subsidiaries is, or since the Reference Date has been, a government contractor.

(t)          Since the Reference Date, (i) to the Knowledge of the Company, no allegations of sexual harassment or other sexual misconduct have been made against any current or former officer of the Company or any of its Subsidiaries or any Employee in a managerial or executive position and (ii) the Company and its Subsidiaries have not entered into any settlement agreements related to allegations of sexual harassment or misconduct by a Service Provider.  Since the Reference Date, neither the Company nor any of its Subsidiaries has incurred any material liability with respect to any such allegations and to the Knowledge of the Company, no circumstances exist under which any of the Company or any of its Subsidiaries would reasonably be expected to incur any material liability arising from such allegations.  To the Knowledge of the Company, there are no such facts regarding sexual harassment or misconduct by a former or current Service Provider which, if they came to light in the public, would be likely to result in a material impact on the finances, reputation or standing of the Company or its Subsidiaries.

Section 3.20.        Environmental Matters.

(a)          Except as would not be material to the Company and its Subsidiaries taken as a whole, no written notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no Action or review (or, to the Knowledge of the Company, any basis therefor) is pending or, to the Knowledge of the Company, is threatened by any Governmental Authority or other Person relating to the Company or any of its Subsidiaries and relating to or arising out of any Environmental Law.  The Company and its Subsidiaries are and have for the past five years been in compliance in all material respects with all Environmental Laws and all Environmental Permits, no action or proceeding is pending or, to the Knowledge of the Company, threatened to revoke, modify in any material respect or terminate any such Environmental Permit, and the Company is not aware of any basis for any Environmental Permit to be terminated or modified in any material respect.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, there has been no release of any Hazardous Substance at, from, in, on, under, to or about any property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, at any other location which would reasonably be expected to give rise to liability of the Company or any of its Subsidiaries under Environmental Laws.  There are no material liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance and there is no condition, situation or set of circumstances that would reasonably be expected to result in or be the basis for any such liability or obligation.  To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has assumed or provided an indemnity for, by contract or by operation of law, expressly for any liabilities under Environmental Laws of any other Person.

(b)          For purposes of this Section 3.20, the terms “Company” and “Subsidiaries” shall include any entity that is, in whole or in part, a predecessor of the Company or any of its Subsidiaries.

Section 3.21.        Material Contracts.

(a)          Schedule 3.21(a) of the Company Disclosure Letter contains a true and complete list of each Material Contract (other than any Employee Plan) in effect or with any outstanding obligations or liabilities thereunder (other than customary surviving confidentiality and indemnity provisions under which no claims have been made or would be reasonably expected to be made) as of the date hereof.  As used in this Agreement, a “Material Contract” means any of the following Contracts to which the Company or any of its Subsidiaries is a party or by which such Person is, or any of its properties or assets are, bound, including all amendments, modifications, supplements, waivers, extensions and renewals thereof:

(i)          any Contract (A) the terms of which obligate or may in the future obligate the Company or any of its Subsidiaries to make any severance, termination or similar payment to any current or former Service Provider, or (B) pursuant to which the Company or any of its Subsidiaries may be obligated to make any bonus or similar payment to any current or former Service Provider in connection with the consummation of the transactions contemplated by this Agreement;

(ii)         any Contract providing for any partnership, joint venture, strategic alliance or other similar arrangement;

(iii)        any Contract relating to (A) the research, development, distribution, marketing, supply, license (other than Ordinary Course Licenses), collaboration, co-promotion or manufacturing of any Company Product, or (B) the Exploitation of any Company Product (other than, in each case, Unscheduled Contracts that do not have licenses other than Ordinary Course Licenses, clinical trial agreements (but not contract research organization agreements) and Contracts on the Company’s or its Subsidiaries’ form agreements made available to Parent with current or former employees, vendors, service providers or independent contractors);

(iv)        any Contract (excluding (1) nondisclosure agreements, proprietary information assignment agreements with Employees of the Company or any of its Subsidiaries, agreements with consultants and Service Providers, in each case on the Company’s or its Subsidiaries’ form agreements made available to Parent, (2) Ordinary Course Licenses and (3) licenses for commercial off-the-shelf computer Software that are generally available on nondiscriminatory pricing terms) pursuant to which the Company or any of its Subsidiaries (A) obtains any right to Exploit, or a covenant not to be sued under, any Intellectual Property Right or (B) grants any right to Exploit, or a covenant not to be sued under, any Company Intellectual Property Right;

(v)         any Contract with any Governmental Authority;

(vi)        any Contract (A) with sole-source or single-source suppliers of material tangible products or services or pursuant to which the Company or any of its Subsidiaries has agreed to purchase a minimum quantity or percentage of any Company Product or of goods relating to any Company Product (including inputs or components thereof) or has agreed to purchase goods relating to any Company Product exclusively or semi-exclusively from a certain party, or (B) that is with any Person which is a supplier to the Company, or any of its Affiliates, or any of its or their contract manufacturers (regardless of tier) of (x) material tangible products or services relating to any Company Product, or (y) products or services relating to any Company Product that are not otherwise readily commercially available from another source for a substantially similar cost with substantially similar quality;

(vii)       any stockholders’, investor rights, registration rights, or similar Contract, or any Contract relating to the exercise of any voting rights in respect of any Company Securities;

(viii)      any Contract containing “most favored nation” or similar preferential pricing provisions, any exclusive dealing arrangement or any arrangement that grants any right of first refusal, first offer, first negotiation or similar preferential right;

(ix)        any Contract that obligates the Company (together with its Subsidiaries) to make aggregate payments in excess of (A) $350,000 in the current or any future calendar year or (B) $1,000,000 in the aggregate;

(x)         any Contract with any supplier of material inputs used in the manufacture of the Company Products and any contract manufacturer involved in the manufacture of the Company Products;

(xi)        any Contract (A) for the disposition of all, or any significant portion of, the assets (including any Intellectual Property Rights or business of the Company or any of its Subsidiaries, other than Ordinary Course Licenses), (B) for the acquisition of, directly or indirectly, a material portion of the assets (including any Intellectual Property Rights) or business of any other Person (whether by merger, sale of stock or assets or otherwise) or (C) related to any acquisition or divestiture and that contains continuing representations, covenants, indemnities or other obligations (including “earn out” or other contingent payment obligations);

(xii)       any Contract pursuant to which the Company or any of its Subsidiaries has continuing obligations or interests involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any of its Subsidiaries or any other material contingent payment obligations or interests, in each case that is not terminable by the Company or its Subsidiaries without penalty without more than 60 days’ notice;

(xiii)      any Lease;

(xiv)      any Contract that provides for indemnification of any current or former Service Provider;

(xv)       any Contract relating to indebtedness for borrowed money any guarantees thereof or the granting of Liens over the property or assets of the Company or any of its Subsidiaries, other than Permitted Liens;

(xvi)      any Contract relating to any loan or other extension of credit made by the Company or any of its Subsidiaries (other than to the Company or any of its Subsidiaries, and other than investments in marketable securities or advances to Service Providers in the ordinary course of business);

(xvii)    any Contract containing any provision or covenant limiting in any material respect the ability of the Company or any of its Subsidiaries (or, after the consummation of the Merger, Parent, the Surviving Corporation or any of their respective Subsidiaries) to (A) Exploit any products or services of or to any other Person or in any geographic region, (B) engage in any line of business or (C) compete with or to obtain products or services from any Person, or limiting the ability of any Person to provide products or services to the Company or any of its Subsidiaries (or, after the consummation of the Merger, Parent, the Surviving Corporation or any of their respective Subsidiaries);

(xviii)    any Contract requiring the Company, or any successor thereto or acquirer thereof, to make any payment, whether on the account of severance or otherwise, to another Person as a result of a change of control of the Company, or that gives a Third Party a right to receive or elect to receive any such payment; and

(xix)      any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K).

(b)          The Company has made available to Parent a true and complete copy of each Material Contract.  Except as has not had, and would not reasonably be expected to have a Company Material Adverse Effect, each of the Material Contracts and Unscheduled Contracts is valid, binding and in full force and effect and is enforceable in accordance with its terms by the Company or its applicable Subsidiary party thereto, subject to the Enforceability Exceptions.  Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party to a Material Contract or an Unscheduled Contract has breached or violated in any material respect any provision of, or taken or failed to take any act which, with or without notice, lapse of time or both, would constitute a material breach or default under the provisions of such Material Contract or Unscheduled Contract, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted in any material respect under any such Material Contract or Unscheduled Contract.

Section 3.22.        Regulatory Matters.

(a)          To the Knowledge of the Company, all Company Products have been since the Reference Date and are being researched, developed, tested, manufactured, labeled, distributed, shipped, imported, exported or otherwise Exploited in compliance, in all material respects, with all applicable requirements under the FDCA, FDA regulations promulgated thereunder, PHSA, Health Laws, and all comparable foreign Laws with respect to each Company Product including those Laws relating to biological product, drug, and device research, development, device design, testing, manufacture, distribution, import/export, advertising and promotion, recordkeeping and filing of reports, Good Manufacturing Practice, Good Laboratory Practice and Good Clinical Practice.

(b)          To the Knowledge of the Company, neither the Company nor any of its Subsidiaries, nor any of the Company Collaboration Partners or other Third Parties acting on behalf of the Company or any of its Subsidiaries, has received any notice or communication from the FDA or any other Governmental Authority, or any Review Board, alleging any violation of any applicable Law, including any failure to maintain systems and programs adequate to ensure compliance with any applicable Law related to product quality, including Good Manufacturing Practice, Good Laboratory Practice and Good Clinical Practice, by the Company, any of its Subsidiaries, or any Company Collaboration Partners or other Third Party acting on behalf of the Company or any of its Subsidiaries, relating to any Exploitation activity of a Company Product that would have a material effect on the product.  To the Knowledge of the Company, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of the Company Collaboration Partners or other Third Parties acting on behalf of the Company or any of its Subsidiaries (but solely to the extent related to any Exploitation activity of a Company Product), has received any (i) notices of inspectional observations (including those recorded on Form FDA 483), establishment inspection reports, warning letters, untitled letters, (ii) written notice of any intention to conduct an investigation or review, or (iii) other documents issued by the FDA or any other Governmental Authority, or any Review Board, that indicate a material lack of compliance with applicable Law by the Company or any of its Subsidiaries, or by Persons who are otherwise performing services for the benefit of the Company or any of its Subsidiaries.

(c)          Except for studies enumerated in Schedule 3.22(c) of the Company Disclosure Letter, all animal studies or other preclinical tests performed in connection with or as the basis for any submission to the FDA or other comparable Governmental Authority, filed under an Investigational New Drug Application (“IND”), Clinical Trial Application (“CTA”) or other foreign equivalent or that the Company or any of its Subsidiaries anticipates will be submitted to the FDA or other comparable Governmental Authority either (i) have been or are being conducted in accordance, in all material respects, with applicable Good Laboratory Practice requirements, or (ii) involved experimental research techniques that were not required to be performed by a registered Good Laboratory Practice testing laboratory (with appropriate notice being given to the FDA or the applicable Governmental Authority), but (in the case of this clause (ii)) have employed or are employing, in all material respects, procedures and controls generally used by qualified experts in the conduct of animal or preclinical studies of products comparable to the Company Products.

(d)         All human clinical trials conducted by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by a Company Collaboration Partner or other Third Party on behalf of the Company or any of its Subsidiaries, wherever conducted in any jurisdiction inside or outside the United States, have been and are being conducted in compliance in all material respects with all applicable requirements of Good Clinical Practice, “Informed Consent” and “Institutional Review Boards,” as those terms are defined by the FDA and in all applicable Laws relating to clinical trials or the protection of human subjects, including those contained in the International Conference on 68 Harmonization E6: Good Clinical Practices Consolidated Guideline, and in 21 C.F.R. Parts 50, 54, 56 and 312 and comparable foreign Laws.

(e)          No human clinical trial conducted or sponsored by or on behalf of the Company or any of its Subsidiaries or by a Company Collaboration Partner or a Third Party on behalf of the Company or any of its Subsidiaries has been terminated or suspended by the FDA or any other applicable Governmental Authority or any Review Board, and neither the FDA or any other applicable Governmental Authority nor any Review Board has commenced or, to the Knowledge of the Company, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, delay, suspend, materially modify, or materially restrict, any previous, proposed or ongoing clinical trial conducted or proposed to be conducted by or on behalf of the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries, nor any Company Collaboration Partner or other Third Party acting on behalf of the Company or any of its Subsidiaries, has received any written notice (nor, to the Knowledge of the Company, are there are any facts that would be reasonably be expected to give rise to such an action) that the FDA or any other Governmental Authority or any Review Board has initiated, or threatened to initiate, any clinical hold (whether full or partial) or other action to suspend any clinical trial sponsored by the Company or any of its Subsidiaries, or otherwise restrict, terminate, delay, or materially modify any preclinical research on, or any previous, proposed or ongoing clinical study of, any Company Product.

(f)          There is not and there has not been, and to the Knowledge of the Company there is no threat of, any return or defect of any Company Product proposed to be used during a clinical investigation, nor has the Company issued any replacements, safety alerts or any other written notice to an investigator or Governmental Authority asserting potential lack of safety or regulatory compliance with respect to any Company Product, and to the Knowledge of the Company, there are no facts that would be reasonably likely to result in the foregoing or a termination or suspension of developing and testing of any such Company Product.

(g)          To the Knowledge of the Company, none of the clinical investigators involved in the clinical investigations of any Company Product by or on behalf of the Company or its Subsidiaries has been or is disqualified, restricted or otherwise sanctioned by FDA, the U.S. Department of Health and Human Services, or any other applicable Governmental Authority.

(h)          All clinical trials conducted by or on behalf of the Company or any of its Subsidiaries and the results of all such clinical trials have been registered and disclosed in accordance with all applicable Laws.

(i)          All Personal Information Processed by or on behalf of the Company or any of its Subsidiaries, including any Personal Information collected during any clinical trials conducted with respect to a Company Product or otherwise in connection with the development, pre-clinical and clinical testing, manufacture, storage, testing, distribution, supply and administration of a Company Product, have been since the Reference Date, and are being Processed in material compliance with applicable Laws and industry standards, including the U.S. Health Insurance Portability and Accountability Act of 1996 and the implementing regulations of the U.S. Department of Health and Human Services, the General Data Protection Regulation (EU) 2016/679 or any other foreign equivalent, and other applicable Privacy and Information Security Requirements, including by ensuring that, where applicable, all material consents or authorizations have been obtained, or the appropriate legal basis was used, in accordance in all material respects with applicable Laws.  Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any Third Party acting on behalf of the Company or any of its Subsidiaries, has received any: (i) written or, to the Knowledge of the Company, oral notice or complaint alleging non-compliance with Law relating to the Processing of information or data; (ii) written or, to the Knowledge of the Company, oral claim for compensation for loss or unauthorized Processing of data; or (iii) written or, to the Knowledge of the Company, oral notification of an application for rectification, erasure or destruction of information or data that is still outstanding.

(j)          All manufacturing operations conducted by or for the benefit of, the Company or any of its Subsidiaries with respect to the Company’s or any of its Subsidiaries’ product candidates, including those conducted by Company Collaboration Partners, have been and are being conducted in accordance, in all material respects, with applicable current Good Manufacturing Practice.  None of the manufacturing operations conducted by or for the benefit of the Company or any of its Subsidiaries with respect to any Company Product has received since the Reference Date any (i) notices of inspectional observations (including those recorded on Form FDA 483), establishment inspection reports, warning letters, untitled letters, (ii) notice of any intention to conduct an investigation or review or (iii) other documents issued by or communications with the FDA or any other Governmental Authority that indicate a material lack of compliance with any applicable Laws.

(k)         No Company Product has been recalled, withdrawn, suspended or discontinued (whether voluntarily or otherwise).  No Actions (whether completed or pending) seeking the recall, withdrawal, suspension or seizure of any Company Product or pre-market approvals are pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries, nor have any such Actions been pending since the Reference Date at any time.

(l)          The Company (and each of its Subsidiaries, as applicable) has filed all annual and periodic reports, amendments and IND safety reports required for any Company Products required to be made to the FDA or any other Governmental Authority, and has made available to Parent, prior to the execution of this Agreement, true and complete copies of all such reports.

(m)         There are no Actions pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries with respect to (i) a material violation by the Company or any of its Subsidiaries of any applicable Health Law, or (ii) any alleged injuries to a participant in any clinical trial conducted by or on behalf of the Company or any of its Subsidiaries.

(n)          To the Knowledge of the Company, no Person has filed against the Company or any of its Subsidiaries any action relating to a material violation of any Health Law under any federal or state whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. §3729 et seq.).

(o)         Neither the Company or any of its Subsidiaries, nor any other Person on behalf of or for the benefit of the Company or any of its Subsidiaries, is currently marketing, distributing, selling or otherwise commercializing, or has marketed, distributed, sold or otherwise commercialized, any Company Product or any other product, whether in or outside the United States, since the Reference Date.

(p)         All applications, notifications, submissions, information, claims, reports and statistics and other data, utilized as the basis for, or submitted in connection with, any clinical trial or other investigation or application for Regulatory Approval of Navenibart (formerly known as STAR-0215) and any other Company Product, when submitted to the FDA or such other comparable Governmental Authority, were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or such other comparable Governmental Authority.  None of the filings made by or on behalf of the Company or any of its Subsidiaries with the FDA or an equivalent Governmental Authority relating to any of the Company Product contained any untrue statement of a material fact or fraudulent statement or omitted to state any material fact necessary to make the statements therein not misleading.

(q)          To the Knowledge of the Company, neither the Company or any of its Subsidiaries, nor any officer, employee or agent acting for the Company or any of its Subsidiaries, (i) has made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority, or committed any act, made any statement, or failed to make any statement, in each case, relating to a Company Product or the development or manufacturing thereof, that would reasonably be expected to provide a basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or (ii) has, to the Knowledge of Company, been convicted of any crime or engaged in any conduct that would reasonably be expected to result in or that has resulted in (A) debarment under 21 U.S.C. Section 335a or any similar U.S. state or federal applicable Law or (B) exclusion from participating in the U.S. federal health care programs under Section 1128 of the U.S. Social Security Act or any similar state or federal applicable Law.  No Actions that would reasonably be expected to result in such a debarment or exclusion are pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries, or any of the directors, officers, employees or agents of the Company or any of its Subsidiaries.

(r)          Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any Company Collaboration Partner is aware of any quality, safety, efficacy, or any other regulatory issues or circumstances with respect to any Company Product currently being researched or developed that would prevent the manufacture or supply of such Company Product for use in a clinical trial and subsequently for use in commercialization thereof.  Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any Company Collaboration Partner is aware of any quality, safety, efficacy, or any other regulatory issues or circumstances that might cause FDA or comparable foreign Governmental Authorities to require (i) changes to the applicable drug substance or drug product formulation of a Company Product or (ii) a clinical hold in respect of a clinical trial of a Company Product. To the Knowledge of the Company, there is no Effect that would reasonably be expected to adversely affect, in any material respect, the acceptance, obtaining or maintaining of any Regulatory Approval for any Company Product.

(s)          None of the Company or any of its Subsidiaries, any of their respective officers or employees or, to the Knowledge of the Company, any Company Collaboration Partner or other Person acting on the Company’s behalf, has engaged in any conduct that is not compliant in any material respect with applicable Laws relating to the integrity of data generated or used in any clinical trials or otherwise related to the research, testing, development, use, handling, packaging, storage, safety, efficacy, quality, reliability or manufacturing of any Company Product. All data with respect to the Company Products have been generated, analyzed, reviewed, appropriately disclosed and stored in material compliance with applicable Health Laws. Since the Reference Date, the Company, each of its Subsidiaries and, to the Knowledge of the Company, each Company Collaboration Partner or other Person acting on the Company’s behalf have instituted, maintained, and complied in all material respects with policies and procedures reasonably designed to ensure the integrity of data generated in developing and manufacturing any Company Product and reasonably designed to encourage employees to report any compliance issues related thereto (and the Company has made available copies or written summaries of any such reports). The Company, each of its Subsidiaries and, to the Knowledge of the Company and to the extent related to any Company Product, any Company Collaboration Partner or other Person acting on the Company’s behalf, have ensured that the integrity of such data is preserved in all material respects in connection with any transfer of such data from one Person to another. To the Knowledge of the Company, there is no fact or circumstance that reasonably would be expected to cause FDA or any other applicable Governmental Authority to either refuse to accept or limit the ability of an applicant to rely upon such data in support of an application for a Permit due to a lack of data integrity.  For purposes of this Section 3.22(s), “integrity of data” or “data integrity” includes the attributes of lineage, traceability, and reliability that FDA or any other applicable Governmental Authority reasonably can be expected to require for data submitted in support of an application for a Permit.

(t)          Neither the Company nor any of its Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders or similar agreements with or imposed by any Governmental Authority.

(u)          To the Knowledge of the Company, from and after the Effective Time, Parent or the Surviving Corporation shall be the sole and exclusive owner of the INDs, CTAs, or other foreign equivalents for any Company Product and of the Regulatory Approvals required by the FDA or any comparable Governmental Authority for marketing, sale and commercialization of any Company Product in any jurisdictions and shall hold all right, title and interest in and to all filings and applications with the FDA or any comparable Governmental Authority associated with such INDs, CTAs, or other foreign equivalents and Regulatory Approvals.

(v)          Schedule 3.22(v) of the Company Disclosure Letter sets forth a copy of the Company’s research and development plan with respect to the Company Products as of the date hereof (the “R&D Plan”).

Section 3.23.        Transactions with Affiliates.  None of the following Persons is or since the Reference Date has been a party to any Contract, commitment, arrangement or understanding with the Company or any of its Subsidiaries that would be required to be disclosed under Item 404(a) of Regulation S-K that have not been otherwise disclosed in the Company SEC Documents prior to the date hereof: (a) any officer or director of the Company; (b) any beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5% or more of any class of securities of the Company or any of its Subsidiaries; or (c) any Affiliate or “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any Person described in the foregoing clauses (a) or (b).

Section 3.24.        Insurance.  The Company has made available to Parent a true and complete copy of all material (a) insurance policies and (b) self-insurance programs, in each case, relating to the business, assets and operations of the Company and its Subsidiaries.   All such insurance policies are in full force and effect, and all premiums thereon have been timely paid or, if not yet due, accrued.  As of the date of this Agreement, there is no material claim pending under the Company’s or any of its Subsidiaries’ insurance policies or fidelity bonds as to which coverage has been questioned, denied or disputed by the underwriters thereof.  The Company and its Subsidiaries are in compliance in all material respects with the terms of such policies and bonds.  The Company has no Knowledge as of the date of this Agreement of any threatened termination of, or material premium increase with respect to, any of such policies or bonds.

Section 3.25.        Finders’ Fees.  Except for Evercore Group L.L.C. (the “Financial Advisor”), there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any brokerage, finder’s or other similar fee or commission from the Company or any of its Subsidiaries in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.  The Company has made available to Parent prior to the date hereof a true and complete copy of all agreements pursuant to which the Financial Advisor is entitled to any fees, expenses or indemnification in connection with any of the transactions contemplated by this Agreement.

Section 3.26.        Opinion of Financial Advisor.  The Board of Directors has received the opinion of the Financial Advisor, as financial advisor to the Board of Directors, to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and conditions described therein, the Merger Consideration to be received pursuant to this Agreement by holders of the Shares is fair to such holders from a financial point of view, and as of the date hereof such opinion has not been withdrawn, rescinded or modified. After the execution of this Agreement, the Company will promptly deliver a correct and complete copy of such written opinion of the Financial Advisor to Parent solely for informational purposes.

Section 3.27.        Antitakeover Statutes.  Assuming the accuracy of the representations and warranties of Parent in Section 4.21, the Company has taken all action necessary to exempt the Merger, the execution, delivery and performance of this Agreement and the Voting Agreements, and the consummation of the transactions contemplated hereby or thereby from Section 203 of the DGCL and accordingly, Section 203 does not apply to such transactions.  Except as would not be reasonably expected to be, individually or in the aggregate, material to the Company or to the transactions contemplated hereby, no other “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar laws enacted under U.S. state or federal laws apply to this Agreement, the Voting Agreements or any of the transactions contemplated hereby or thereby.  There is no stockholder rights plan, “poison pill” or similar device in effect to which the Company or any of its Subsidiaries is subject, party or otherwise bound.

Section 3.28.        No Other Representations and Warranties.  The Company acknowledges and agrees that, except for the representations and warranties contained in Article 4, none of Parent, Merger Sub, any other Affiliates of Parent or any other Person acting on behalf of Parent, Merger Sub, or any such Affiliates makes any representation or warranty, express or implied, with respect to Parent, Merger Sub, or any other Affiliates of Parent or with respect to any other information provided to the Company or any of its Representatives or any other Person in connection with the transactions contemplated by this Agreement, including the accuracy or completeness thereof, nor is the Company or any of its Representatives relying thereon.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to the Company as set forth in this Article 4, except as expressly disclosed in: (a) the Parent SEC Documents filed with the SEC and publicly available after December 31, 2024 and prior to two Business Days before the date of this Agreement (other than any information that is contained in the “Risk Factors” or “Note Regarding Forward-Looking Statements” or any forward-looking or similar statements (other than any historical factual information contained within such sections in such Parent SEC Documents)); provided that this clause (a) shall not apply to any of the representations and warranties set forth in Section 4.01 (Corporate Existence and Power), Section 4.02 (Corporate Authorization), Section 4.05 (Capitalization), Section 4.06 (Subsidiaries), Section 4.10 (Absence of Certain Changes) or Section 4.20 (Finders’ Fees); or (b) the Parent Disclosure Letter.

Section 4.01.       Corporate Existence and Power.  Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the laws of its jurisdiction of organization, and has the corporate power and authority to carry on its business as now conducted.  Parent is duly qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 4.02.       Corporate Authorization.  Each of Parent and Merger Sub has the corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement.  The execution and delivery by each of Parent and Merger Sub of this Agreement, the performance by each of Parent and Merger Sub of its obligations under this Agreement and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by Parent and Merger Sub, as applicable, and no other corporate proceedings on the part of either Parent or Merger Sub are necessary to authorize the execution or delivery by each of Parent and Merger Sub of this Agreement, the performance by each of Parent and Merger Sub of its obligations under this Agreement or the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, except, with respect to the Merger, for (a) the adoption of this Agreement by the sole stockholder of Merger Sub immediately following the execution and delivery of this Agreement, and (b) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.03.       Governmental Authorization.  None of the execution or delivery by each of Parent and Merger Sub of this Agreement, the performance by each of Parent and Merger Sub of its obligations under this Agreement or the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement requires any action by or in respect of, Permit from or declaration or filing with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware, (b) compliance with any applicable requirements of any Antitrust Law, (c) the filing of the Form S-4 and the Proxy Statement/Prospectus with the SEC, (d) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal or any foreign securities laws and the rules and requirements of Nasdaq and (e) any actions, Permits, declarations or filings the absence of which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.04.       Non-contravention.  The execution and delivery by each of Parent and Merger Sub of this Agreement, the performance by each of Parent and Merger Sub of its obligations under this Agreement and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not (a) contravene, conflict with or result in any violation or breach of any provision of the organizational documents of Parent or Merger Sub, (b) assuming compliance with the matters referred to in clauses (a) through (d) of Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (c) assuming compliance with the matters referred to in clauses (a) through (d) of Section 4.03, require any consent or other action by any Person under, constitute a breach or default, or an event that, with or without notice, lapse of time or both, would constitute a breach or default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any Contract binding on Parent or any of its Subsidiaries or any Permit affecting, or relating in any way to, the assets or business of Parent and its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (c) and (d), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.05.        Capitalization.

(a)          The authorized capital stock of Parent consists solely of (i) 450,000,000 shares of Parent Common Stock and (ii) 5,000,000 shares of preferred stock, par value $$0.01 per share (“Parent Preferred Shares”).  As of the Capitalization Date, (A) 210,529,583 shares of Parent Common Stock were outstanding, (B) no Parent Preferred Shares were outstanding, (C) options granted by Parent to acquire shares of Parent Common Stock under which 41,553,772 shares of Parent Common Stock are subject to issuance upon exercise thereof were outstanding (which have a weighted average exercise price of $7.99, and 26,803,917 of which are currently exercisable), (D) restricted stock units of Parent under which 9,798,703 shares of Parent Common Stock are subject to issuance upon settlement thereof were outstanding, (E) 15,134,731 shares of Parent Common Stock were reserved for issuance under the Parent Equity Incentive Plans, and (F) 4,674,237 shares of Parent Common Stock were reserved for issuance under the Amended and Restated Employee Stock Purchase Plan of Parent.  The shares of Parent Common Stock to be issued as part of the Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof will be free of preemptive rights.  Parent owns all of the issued and outstanding capital stock of Merger Sub.

(b)         Except as set forth in this Section 4.05, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of, or ownership interests in, Parent, (ii) securities of Parent convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, Parent, (iii) warrants, puts, calls, subscriptions, options or other rights to acquire from Parent any capital stock or other voting securities of, or ownership interests in, Parent or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, Parent, (iv) other obligations, agreements or commitments of Parent to issue, transfer or sell, or make any payment with respect to, any capital stock or other voting securities of, or ownership interests in, Parent, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, Parent, or any warrants, puts, calls, subscriptions, options or other rights to acquire from Parent any capital stock or other voting securities of, or ownership interests in, Parent, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, Parent or (v) restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or ownership interests in, Parent (the items in clauses (i) through (v), including, for the avoidance of doubt, the Parent Common Stock, being referred to collectively as the “Parent Securities”).  There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Securities.

Section 4.06.        Subsidiaries.  Each Subsidiary of Parent has been duly organized or incorporated, as applicable, is validly existing and (where applicable) in good standing (where such concept is recognized under applicable Law) under the laws of its jurisdiction of organization or incorporation, and has all organizational powers to carry on its business in the places and in the manner as now conducted.  Each Subsidiary of Parent is duly qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.07.        SEC Filings and the Sarbanes-Oxley Act.

(a)          Parent has timely filed with or furnished to the SEC all reports, schedules, forms, statements, certifications, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by Parent since the Reference Date (collectively, together with any exhibits and schedules thereto and other information incorporated or otherwise hyperlinked therein, the “Parent SEC Documents”).

(b)          As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing) each Parent SEC Document complied, and each Parent SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of Nasdaq, the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be.

(c)          As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Parent SEC Document filed pursuant to the Exchange Act on or prior to the date hereof since the Reference Date did not, and each Parent SEC Document filed pursuant to the Exchange Act subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d)          Parent and its Subsidiaries have established and maintain disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act in all material respects.  Such disclosure controls and procedures are designed to ensure that all material information relating to Parent, including its consolidated Subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared.  To the Knowledge of Parent, such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic and current reports required under the Exchange Act.

(e)          Parent and its Subsidiaries have established and maintain a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP.  Parent has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial data and any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

Section 4.08.        Financial Statements.  The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents (a) as of their respective dates of filing with the SEC complied as to form in all material respects with the rules, regulations and requirements of the SEC with respect thereto and (b) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements which are not material in the aggregate).  The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP.

Section 4.09.       Information Supplied.  None of the information supplied or to be supplied by or on behalf of Parent specifically for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  None of the information supplied or to be supplied by or on behalf of Parent specifically for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, at the time the Proxy Statement/Prospectus is first mailed to the stockholders of the Company, at the time the Proxy Statement/Prospectus is filed with the SEC or at the time of the Company Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Form S-4 will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus.

Section 4.10.       Absence of Certain Changes.  Since December 31, 2024 until the date hereof, there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate with all other Effects, a Parent Material Adverse Effect.

Section 4.11.       No Undisclosed Material Liabilities.  There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, known, unknown, determined, determinable or otherwise, other than (a) liabilities or obligations disclosed and reserved for in the consolidated balance sheet of Parent and its Subsidiaries as of June 30, 2025 and the footnotes thereto set forth in Parent’s Form 10-Q for the quarter ended June 30, 2025, (b) liabilities or obligations arising out of or in connection with this Agreement and the transactions contemplated hereby, (c) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date and (d) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.12.       Intellectual Property.

(a)          Except as would not, individually or in the aggregate, be reasonably expected to be material to Parent and its Subsidiaries, taken as a whole, (i) Parent and its Subsidiaries are the sole, exclusive and record owners of all Parent Owned Intellectual Property Rights and hold all right, title and interest in and to all Parent Owned Intellectual Property Rights, free and clear of any Liens and (ii) to the Knowledge of Parent, Parent Company or one of its Subsidiaries, as applicable, has a valid license or sublicense to use the Parent Licensed Intellectual Property Rights in connection with the operation of its business as currently conducted.

(b)         Except as would not, individually or in the aggregate, be reasonably expected to be material to Parent and its Subsidiaries, taken as a whole, there is no, and since the Reference Date there has been no, Action pending or, to the Knowledge of Parent, threatened in writing against or affecting Parent or any of its Subsidiaries, or affecting the conduct of the respective businesses of Parent or any of its Subsidiaries as presently conducted (i) based upon, or challenging or seeking to deny or restrict, any right of Parent or any of its Subsidiaries in any of the Parent Intellectual Property Rights, or (ii) alleging that any of the Parent Owned Intellectual Property Rights, or any Parent Licensed Intellectual Property Rights exclusively licensed to Parent or any of its Subsidiaries, is invalid or unenforceable. To the Knowledge of Parent, there is no information, materials, facts or circumstances that would render any of the Parent Owned Intellectual Property Rights unenforceable, or would adversely affect any pending application for any of the Parent Owned Intellectual Property Rights.

(c)          To the Knowledge of Parent, the operation and conduct of the business of Parent and its Subsidiaries, as the business of each has been conducted and as each currently is being conducted, including with respect to any Parent Product, has not and does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any Person.

(d)          To the Knowledge of Parent, no Person has infringed, misappropriated or otherwise violated any Parent Owned Intellectual Property Right or any Parent Licensed Intellectual Property Right exclusively licensed to Parent or any of its Subsidiaries.

(e)          Following the Closing, Parent and its Subsidiaries will have all of the rights of Parent and its Subsidiaries under the Parent Intellectual Property Rights, to the same extent that Parent and its Subsidiaries would have had in all material respects if the Merger had not occurred, and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that Parent and its Subsidiaries would otherwise be required to pay.

Section 4.13.       Privacy and Information Security.

(a)         Since the Reference Date, to the Knowledge of Parent, Parent, its Subsidiaries and its Third Party Service Providers have been at all times and remain in material compliance with all Privacy and Information Security Requirements.

(b)         Parent and its Subsidiaries have implemented and maintain commercially reasonable and appropriate administrative, technical, and physical measures to protect Personal Information and other Business Data against loss, damage and unauthorized access, use, modification or other misuse.

(c)         Since the Reference Date, to the Knowledge of Parent, Parent and its Subsidiaries have not experienced and are not experiencing any Security Incident, and no claims, actual or alleged, relating to Security Incidents have been asserted against Parent and its Subsidiaries, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.14.       Taxes.

(a)         All material Tax Returns required by Tax Law to be filed with any Taxing Authority by Parent Tax Group have been timely filed in accordance with applicable Tax Law (after giving effect to any extensions of time in which to make such filings).  All Tax Returns of or with respect to Parent Tax Group were, at the time of filing, true and complete in all material respects.

(b)         Parent Tax Group has timely paid in full all material amounts of Taxes due and payable by or with respect to Parent Tax Group, or, where payment is not yet due, has established in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which Parent and its Subsidiaries ordinarily record items on their respective books.

(c)          There are no Liens of material Taxes with respect to any assets or properties of Parent Tax Group, except for Permitted Liens.

(d)         As of the date of this Agreement, there is no Action (including any refund litigation, audit or other matter in controversy) now pending or, to the Knowledge of Parent, threatened in writing against or with respect to Parent Tax Group in respect of any material amount of Taxes or any Tax Return.

(e)          Parent Tax Group has not entered into, or participated in, any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code or any corresponding or similar provision of state, local or foreign applicable Law.

Section 4.15.        Compliance with Laws.  Parent and each of its Subsidiaries is, and since the Reference Date has been, in compliance in all material respects with all applicable Laws, including all Health Laws.  Since the Reference Date, none of Parent or any of its Subsidiaries has received written or, to the Knowledge of Parent, oral notice from a Governmental Authority or, to the Knowledge of Parent, has been or is under investigation by a Governmental Authority with respect to, any violation of any applicable Law, including any Health Law.  There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.16.        Litigation.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no Action before (or, in the case of threatened Actions, that would be before) or by any Governmental Authority or arbitrator pending or, to the Knowledge of Parent, threatened against (a) Parent, any of its Subsidiaries or any of their respective properties, or (b) to the Knowledge of Parent, any present or former officer, director or employee of Parent or any of its Subsidiaries (in their capacities as such or as a result of the fact that they hold or held such positions), or any Person for whom Parent or any of its Subsidiaries may be liable.

Section 4.17.        Integrity and Monitoring Agreements. Neither Parent nor any of its Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders or similar agreements with, or imposed by, any Governmental Authority and relating to Health Laws.

Section 4.18.       Compliance with the FDCA and PHSA.

(a)          To the Knowledge of Parent, all Parent Products have been since the Reference Date and are being researched, developed, tested, manufactured, labeled, distributed, shipped, imported, exported, sold, marketed, promoted, or otherwise Exploited in compliance, in all material respects, with all applicable requirements under the FDCA, FDA regulations promulgated thereunder, PHSA, Health Laws, and all comparable foreign Laws with respect to each product including those Laws relating to biological products, drug, and device research, development, device design, testing, manufacture, distribution, import/export, advertising and promotion, recordkeeping and filing of reports, Good Manufacturing Practice, Good Laboratory Practice and Good Clinical Practice.

(b)          To the Knowledge of Parent, neither Parent nor any of its Subsidiaries, nor any other entity acting on behalf of Parent or any of its Subsidiaries, has received any notice or communication from the FDA or any other Governmental Authority, or any Review Board, alleging any violation of any applicable Law (including any Health Laws), including any failure to maintain systems and programs adequate to ensure compliance with any applicable Law related to product quality, including Good Manufacturing Practice, Good Laboratory Practice and Good Clinical Practice, by Parent, any of its Subsidiaries, or any other entity acting on behalf of Parent or any of its Subsidiaries, relating to any Exploitation activity of a Parent Product that would have a material effect on the product.  To the Knowledge of Parent, neither Parent nor any of its Subsidiaries, nor any of the other entities acting on behalf of Parent or any of its Subsidiaries (but solely to the extent related to any Exploitation activity of a product), has received any (i) notices of inspectional observations (including those recorded on Form FDA 483), establishment inspection reports, warning letters, untitled letters, (ii) written or oral notice of any intention to conduct an investigation or review, or (iii) other documents issued by the FDA or any other Governmental Authority, or any Review Board, that indicate a material lack of compliance with applicable Law by Parent or any of its Subsidiaries, or by entities who are otherwise performing services for the benefit of Parent or any of its Subsidiaries.

Section 4.19.       No False Statements, Exclusion or Debarment.  To the Knowledge of Parent, neither Parent nor any of its Subsidiaries, nor any officer, employee or agent acting for Parent or any of its Subsidiaries, (a) has made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority, or committed any act, made any statement, or failed to make any statement, in each case, relating to a Parent Product or the development or manufacturing thereof, that would reasonably be expected to provide a basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto, or (b) has, to the Knowledge of Parent, been convicted of any crime or engaged in any conduct that would reasonably be expected to result in or that has resulted in (i) debarment under 21 U.S.C. Section 335a or any similar U.S. state or federal applicable Law or (ii) exclusion from participating in the U.S. federal health care programs under Section 1128 of the U.S. Social Security Act or any similar state or federal applicable Law.  No Actions that would reasonably be expected to result in such a debarment or exclusion are pending or, to the Knowledge of Parent, threatened against Parent, any of its Subsidiaries, or any of the directors, officers, employees or agents of Parent or any of its Subsidiaries.

Section 4.20.       Finders’ Fees.  Except for BofA Securities, Inc., there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who is entitled to any brokerage, finder’s or other similar fee or commission from Parent or Merger Sub in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.21.       Stock Ownership.  None of Parent, Merger Sub or any of their respective controlled Affiliates “owns” or has “owned” within the three years prior to the date hereof (as such terms are defined in Section 203 of the DGCL) 15% or more of the capital stock of the Company.

Section 4.22.       Financial Capability.

(a)          Parent has entered into commitment letters (the “Debt Commitment Letters”) with the Financing Sources, confirming their respective commitments to provide Parent with debt financing in connection with the transactions contemplated by this Agreement in the amounts set forth therein (the “Debt Financing”).  Parent has provided to the Company substantially final drafts of the Debt Commitment Letters prior to the date hereof and true and complete copies of the Debt Commitment Letters concurrently with the execution and delivery of this Agreement.

(b)          As of the date of this Agreement, the Debt Commitment Letters are legal, valid and binding obligations of Parent, and to the Knowledge of Parent, the other parties thereto, are in full force and effect, and are enforceable against Parent and, to the Knowledge of Parent, each other party thereto in accordance with their terms (except as such enforceability may be limited by (i) the Enforceability Exceptions and (ii) the availability of injunctive relief and other equitable remedies).

(c)          There are no side letters or other Contracts to which Parent or any of its Affiliates is a party relating to the Debt Financing (other than (i) as expressly set forth in the Debt Commitment Letters (including the fee letter referenced therein) and (ii) customary engagement letters or non-disclosure agreements, in each case, which do not adversely impact the conditionality or aggregate amount of the Debt Financing) that would reasonably be expected to (A) adversely affect the ability of Parent to satisfy any of the conditions to the Debt Financing within its control, (B) prevent or delay the availability or amount of the Debt Financing or (C) adversely affect the enforceability of the Debt Commitment Letters, other than as expressly set forth in the applicable Debt Commitment Letters and the fee letters related thereto.

(d)         Except as specifically set forth in the applicable Debt Commitment Letters, (i) there are no conditions precedent to the obligations of the Financing Sources to fund the Debt Financing (including pursuant to any flex provisions) and (ii) there are no contingencies pursuant to any Contract relating to the transactions contemplated by this Agreement to which Parent or any of its Affiliates is a party that would permit any of the Financing Sources to reduce the total amount of the Debt Financing or impose any additional condition to the availability of any component of the Debt Financing.

(e)          As of the date of this Agreement, (i) none of the Debt Commitment Letters has been amended or modified (and no such amendment or modification is contemplated except as expressly contemplated in the Debt Commitment Letters with respect to additional Financing Sources joining), and (ii) the respective commitments set forth in the Debt Commitment Letters have not been withdrawn or rescinded in any respect (and no such withdrawal or rescission is contemplated).  As of the date of this Agreement, no event has occurred which would result in any breach by Parent of, or constitute a default by Parent under (or an event which with notice or lapse of time or both would constitute a default), the Debt Commitment Letters, or otherwise result in any portion of the Debt Financing contemplated thereby to be unavailable or delayed (assuming satisfaction of the conditions set forth in Section 8.02).  As of the date of this Agreement, and assuming satisfaction of the conditions set forth in Section 8.01 and Section 8.02, Parent (A) is not aware of any fact or occurrence that makes any of the representations or warranties of Parent in any of the Debt Commitment Letters inaccurate in any material respect, (B) has no reason to believe that it will be unable to satisfy, on a timely basis, any term or condition of closing to be satisfied by it or its Affiliates contained in the Debt Commitment Letters and (C) has no reason to believe that any portion of the Debt Financing required to consummate the transactions contemplated by this Agreement will not be made available to Parent on the Closing Date. Parent has fully paid any and all commitment fees and other fees required by the Debt Commitment Letters to be paid as of the date of this Agreement.

(f)          Parent will have at the Closing when funded in accordance with the Debt Commitment Letters immediately available funds in connection with the Debt Financing in an aggregate amount (without duplication and after netting out applicable fees, expenses, original issue discount and similar premiums and charges provided under the Debt Commitment Letters, and assuming that all rights to flex the terms of the Debt Financing are exercised to their maximum extent) that will enable Parent to (i) satisfy all of Parent’s payment obligations owing on the Closing Date under this Agreement, including under Section 2.04(a) and Section 2.08, and (ii) pay all related fees and expenses of Parent.

Section 4.23.       No Other Representations and Warranties.  Each of Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties contained in Article 3, none of the Company, any Affiliates of the Company, or any other Person acting on behalf of the Company or such Affiliates makes any representation or warranty, express or implied, with respect to the Company or any Affiliates of the Company or with respect to any other information provided to Parent or Merger Sub or any of their respective Representatives or any other Person in connection with the transactions contemplated by this Agreement, including the accuracy or completeness thereof, nor is Parent, Merger Sub or any of their respective Representatives relying thereon.

ARTICLE 5
COVENANTS OF THE COMPANY

Section 5.01.       Conduct of the Company.

(a)          Except as expressly required by this Agreement or as required by applicable Law, as set forth in Schedule 5.01(a) of the Company Disclosure Letter, or with Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), during the period from the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course in a manner that is consistent with past practice.  Without limiting the generality of the foregoing, during the period from the date hereof until the Effective Time, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (i) preserve intact its present business organization, (ii) maintain in effect all of its foreign, federal, state and local Permits, (iii) keep available the services of its directors, officers, key employees and key consultants and (iv) maintain its existing business relationships and goodwill with those Persons having significant business relationships with it.

(b)          Without limiting the generality of the foregoing, except as expressly required by this Agreement, as required by applicable Law or as set forth in Schedule 5.01(b) of the Company Disclosure Letter, during the period from the date hereof until the Effective Time, the Company shall not, nor shall it permit any of its Subsidiaries to, without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed):

(i)          amend its certificate of incorporation, bylaws or other similar organizational documents (including by merger, consolidation or otherwise);

(ii)         (A) split, combine or reclassify any shares of its capital stock or any other equity securities (including the Shares), (B) declare, set aside, establish a record date for or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends payable by any wholly owned Subsidiary of the Company, or (C) other than (I) to satisfy the exercise price or any Tax withholding obligations upon the exercise of Company Stock Options or (II) for the cashless exercise of any Company Common Warrants or Company Pre-Funded Warrants, in each case that are outstanding on the date hereof (or permitted to be granted hereunder after the date of this Agreement) in accordance with, or as permitted by, their respective terms on the date hereof, redeem, repurchase or otherwise acquire, any Company Securities or any Company Subsidiary Securities;

(iii)        (A) issue, sell or otherwise deliver any Company Securities or Company Subsidiary Securities, other than the issuance of (I) any Shares upon the exercise of Company Stock Options or purchase rights under the Company ESPP, in each case that are outstanding on the date hereof in accordance with their respective terms on the date hereof and in compliance with the terms of this Agreement, (II) any Company Subsidiary Securities to the Company or any other wholly owned Subsidiary of the Company, (III) any Shares upon the exercise of any Company Pre-Funded Warrants or Company Common Warrants that are outstanding on the date hereof in accordance with their respective terms on the date hereof, and (IV) any Shares upon the conversion of any Series X Preferred Shares that are outstanding on the date hereof in accordance with their terms on the date hereof; or (B) amend any term of any Company Security or any Company Subsidiary Security (in each case, including by merger, consolidation or otherwise);

(iv)        incur any capital expenditures (or any obligations or liabilities in respect thereof), other than (A) those set forth in the capital expenditure plan set forth on Schedule 5.01(b)(iv) of the Company Disclosure Letter or (B) unbudgeted capital expenditures in an amount not to exceed, in the aggregate, $50,000;

(v)         amend or modify the R&D Plan in any material respect;

(vi)        acquire (A) any assets or properties that are material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, other than supplies, raw materials, equipment or inventory in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice, or (B) directly or indirectly, by merger or consolidation, or by acquisition of stock or assets, any corporation, partnership, joint venture, association, organization or other business or entity or division thereof (or any equity interest in any of the foregoing);

(vii)       adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(viii)      sell, assign, lease, license or otherwise transfer, abandon, dispose of or permit to lapse, or create or incur any Lien (other than Permitted Liens) on, any of the Company’s or its Subsidiaries’ assets (including any Intellectual Property Rights owned by or licensed to the Company or any of its Subsidiaries), securities, properties, interests or businesses, other than pursuant to existing Contracts made available to Parent or Ordinary Course Licenses;

(ix)        (A) extend, amend, waive, cancel or modify any rights in or to material Company Intellectual Property Rights in a manner that is adverse to the Company or its Subsidiaries, (B) fail to diligently prosecute any material Patent application within the Company Owned Intellectual Property Rights, or within the Company Licensed Intellectual Property Rights for which the Company or any of its Subsidiaries controls the prosecution as of the date of this Agreement or (C) fail to use commercially reasonable efforts to maintain the confidentiality of any Company Owned Intellectual Property Rights that constitute Trade Secrets;

(x)         make any loans, advances or capital contributions to, or investments in, any other Person (other than (A) to or in the Company or any wholly owned Subsidiary of the Company or (B) routine advances for business expenses to current Employees in a manner consistent with past practice and in accordance with the Company’s expense reimbursement policies), or re-invest any funds or monies in any assets or securities with a credit rating lower than those assets or securities into which such funds or monies are invested as of the date hereof;

(xi)       other than in respect of intercompany indebtedness between the Company and any wholly owned Subsidiaries of the Company or among any wholly owned Subsidiaries of the Company, create, incur, assume, suffer to exist or otherwise become liable with respect to any indebtedness for borrowed money or guarantees thereof, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person or enter into any arrangement having the economic effect of any of the foregoing;

(xii)       (A) renew, enter into, amend or modify in any material respect, or terminate, any Material Contract (except the expiration or renewal of any Material Contract in accordance with its terms) or (B) waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries under any Material Contract;

(xiii)     except as expressly required by any Employee Plan as in effect on the date hereof and set forth in Schedule 3.19(a) of the Company Disclosure Letter: (A) with respect to any current or former Employee, grant or increase any compensation, bonus, severance, retention, change in control or termination pay (or amend any existing severance pay or termination arrangement) or benefits; (B) with respect to any Service Provider who is not an Employee, grant or increase compensation or benefits; (C) with respect to any Service Provider, grant any equity or equity-based awards to, or exercise any discretion to accelerate the vesting or payment of, any such awards held by any current or former Service Provider; (D) establish, adopt, enter into, amend in any material respect or become obligated to contribute to any Employee Plan or Collective Bargaining Agreement; (E) fund or provide for funding of any Employee Plan, in each case, other than in the ordinary course of business of the Company and its Subsidiaries consistent with past practice; (F) recognize any new union, works council or similar employee representative with respect to any current or former Service Provider; (G) establish, adopt or enter into any plan, agreement or arrangement, or otherwise commit to, gross up, indemnify or otherwise reimburse any current or former Service Provider for any Tax incurred by such Service Provider, including under Section 409A or Section 4999 of the Code; or (H) hire any individual as an Employee, or as an Independent Contractor with expected annual compensation of more than $200,000 (provided that such Persons shall be hired on terms that would permit their termination by the Company on not more than 30 days’ advance notice without penalty or any payment obligations), or terminate the service of any Employee, or key or critical Independent Contractors, other than for “Cause” (as defined in Schedule 5.01(b)(xiii) of the Company Disclosure Letter);

(xiv)      fail to keep in full force and effect all material insurance policies maintained by the Company and its Subsidiaries, other than such policies that expire by their terms (in which event the Company or its applicable Subsidiary shall use reasonable best efforts to renew, replace or extend such policies) or changes to such policies made in the ordinary course of the business of the Company and its Subsidiaries in a manner that is consistent with past practice;

(xv)       convene any regular or special meeting (or any adjournment or postponement thereof) of the Company’s stockholders other than (A) the Company Stockholders’ Meeting and (B) to the extent required by an order of a court of competent jurisdiction, an annual meeting of the Company’s stockholders for purposes of election of directors, ratification of the Company’s auditors and other routine matters; provided that the Company shall use its commercially reasonable efforts to oppose any stockholder proposal presented at any such meeting;

(xvi)      change any of the Company’s material methods of accounting (including any change to the Company’s fiscal year), except as required by concurrent changes in GAAP or in Regulation S-X, as agreed to by its independent public accountants;

(xvii)     settle, or offer or propose to settle, any Action (except with respect to immaterial routine matters in the ordinary course of the business of the Company and its Subsidiaries), any stockholder Action or dispute against the Company or any of its officers or directors or any Action or dispute that relates to the transactions contemplated hereby, (A) in each such case, that (I) following the Effective Time, would impose (including as a result of any conduct remedy, injunctive or similar relief or any exclusive or nonexclusive license or cross license or similar agreement with respect to Intellectual Property Rights) any obligation to be performed by, or any restriction against, the Company or any of its Subsidiaries or (II) involves a payment of monetary damages by the Company or any of its Subsidiaries in an amount in excess of $150,000 or (B) in the aggregate of all such cases, that involves a payment of monetary damages by the Company or any of its Subsidiaries in an amount in excess of $250,000; provided that, notwithstanding the foregoing, the Company may not settle or propose to settle or compromise any Transaction Litigation except as expressly permitted by Section 5.09;

(xviii)    change any accounting period, adopt or change any method of Tax accounting, enter into any Tax Sharing Agreement, or enter into any closing agreement with respect to Taxes, settle any Tax claim, audit or assessment or surrender any right to claim a Tax refund, offset or other reduction in Tax liability, or, unless in accordance with past practice, make or change any Tax election, or amend any material Tax Returns or file claims for material Tax refunds; or

(xix)      offer, propose, agree, authorize, resolve or commit to do any of the foregoing;

provided that nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses, assets and properties.

Section 5.02.        Access to Information.

(a)          During the period from the date hereof until the Effective Time, and subject to applicable Law and the Confidentiality Agreement, the Company shall (i) give to Parent, its counsel, lenders (including the Financing Sources), financial advisors, accountants, consultants, agents and other authorized representatives reasonable access during normal business hours, upon reasonable request, to the offices, properties, facilities, assets, books, records, Service Providers and agents of the Company and its Subsidiaries, (ii) furnish to Parent, its counsel, lenders (including the Financing Sources), financial advisors, accountants, consultants, agents and other authorized representatives such financial and operating data and other information (including the work papers of the Company’s independent accountants upon receipt of any required consents from such accountants and subject to the execution of customary access letters) as such Persons may reasonably request and (iii) instruct the Service Providers, counsel, financial advisors, accountants, consultants, agents and other authorized representatives of the Company and its Subsidiaries to cooperate with Parent in its investigation of the Company and its Subsidiaries; provided that any such access shall be afforded and any such information shall be furnished at Parent’s expense.  Information disclosed by the Company pursuant to this Section 5.02 shall be deemed to be disclosed pursuant to the Confidentiality Agreement.  Any investigation pursuant to this Section 5.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries.  No information or knowledge obtained in any investigation pursuant to this Section 5.02 shall affect or be deemed to modify any representation or warranty made by the Company hereunder.

(b)          The provisions of Section 5.02(a) shall not require and shall not be construed to require the Company to permit any access to or any inspection or review of, or to disclose or otherwise make available, any information that in the reasonable judgment of the Company would reasonably be expected to (i) waive the protection of any attorney‑client privilege, (ii) result in the disclosure of any personal information that would expose the Company to the risk of liability, (iii) violate any obligations of the Company or any of its Subsidiaries with respect to confidentiality to any Third Party or otherwise breach, contravene or violate, constitute a default under, or give a Third Party the right to terminate or accelerate an obligation under, any then effective Contract to which the Company or any of its Subsidiaries is a party (and the Company shall use commercially reasonable efforts to cause any Contract entered into after the date of this Agreement to not contain any obligations of the nature referred to in this clause (iii)), or (iv) violate any applicable Law.  In the event that the Company objects to any request submitted pursuant to and in accordance with Section 5.02(a) and withholds information on the basis of any of the foregoing clauses (i), (ii), (iii) or (iv), the Company shall inform Parent as to the general nature of what is being withheld and shall use reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of reasonable best efforts to implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection.

Section 5.03.       Acquisition Proposals; Change of Recommendation.

(a)          No Solicitation.  During the period from the date hereof until the earlier to occur of the termination of this Agreement in accordance with its terms and the Effective Time, the Company shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ respective officers, directors and employees not to, and shall direct its and its Subsidiaries’ respective investment bankers, attorneys, accountants, consultants, agents and other advisors or representatives (collectively (and including such Person’s respective officers, directors and employees), with respect to any Person, such Person’s “Representatives”) not to (and shall not permit its Representatives to), directly or indirectly:

(i)          initiate, solicit, propose, knowingly encourage (including by way of furnishing nonpublic information relating to the Company or its Subsidiaries) or knowingly take any action designed to facilitate any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to, an Acquisition Proposal (other than discussions solely to clarify any ambiguous terms of any such proposal or offer);

(ii)         engage in, continue or otherwise participate in any discussions or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this Section 5.03 prohibit such discussions or negotiations, or discussions solely to clarify any ambiguous terms of any such proposal or offer);

(iii)       furnish any nonpublic information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Third Party in connection with any Acquisition Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal;

(iv)        amend or grant any waiver or release under any standstill, confidentiality or similar agreement with respect to any Shares or other equity securities of the Company or any of its Subsidiaries; provided, however, that if, and only if, prior to obtaining the Required Stockholder Approval, the Board of Directors determines in good faith, after consultation with its outside legal counsel, that the failure to amend or grant any waiver or release under any such standstill, confidentiality or similar agreement would reasonably be expected to be inconsistent with the directors’ fiduciary duties under Delaware Law, the Company may then amend or grant a waiver or release under such standstill, confidentiality or similar agreement, solely to the extent necessary to permit a Third Party to make, on a confidential basis to the Board of Directors, an Acquisition Proposal, conditioned upon such Third Party agreeing to disclosure of such Acquisition Proposal to Parent as contemplated by this Section 5.03;

(v)         exempt any person (other than Parent, Merger Sub and their respective Affiliates) from the restrictions on “business combinations” contained in any restrictive provision of the Company’s organizational documents or in Section 203 of the DGCL (or similar provisions of any other “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation), including approving any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL;

(vi)        enter into any Alternative Acquisition Agreement (other than an agreement described in the second proviso in Section 5.03(b)(i)); or

(vii)       otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this Section 5.03 prohibit such discussions or negotiations, or discussions solely to clarify any ambiguous terms of any such proposal or offer).

For the avoidance of doubt, any breach of this Section 5.03 by a Representative of the Company or any of its Subsidiaries (whether or not such Person is purporting to act on behalf of the Company or such Subsidiary) shall be deemed a breach of this Section 5.03 by the Company as if such Representative were “the Company” hereunder.

(b)          Exceptions.  Notwithstanding anything to the contrary set forth in Section 5.03(a) or any other provision of this Agreement, at any time prior to obtaining the Required Stockholder Approval, in response to an unsolicited, bona fide written Acquisition Proposal received after the date of this Agreement that is not withdrawn and did not arise from or in connection with a material breach of the obligations set forth in this Section 5.03, the Company may:

(i)          furnish information in response to a request therefor (including nonpublic information regarding the Company or any of its Subsidiaries) to the Person who made such Acquisition Proposal or its Representatives; provided that such information has previously been made available to, or is made available to, Parent prior to or substantially concurrently with the time such information is made available to such Person; and provided, further, that, prior to furnishing any such information, Parent receives from the Company an executed confidentiality agreement between the Company and the Person making such Acquisition Proposal containing terms that are not less restrictive in the aggregate to the Person making such Acquisition Proposal than the terms in the Confidentiality Agreement are on Parent and additional terms that expressly permit the Company to comply with the terms of this Section 5.03; and

(ii)        participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal;

in each case, if, and only if, prior to taking any action described in clauses (i) or (ii) above, (A) the Board of Directors determines in good faith (I) after consultation with its outside legal counsel and its independent financial advisor of nationally recognized reputation, that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and (II) after consultation with its outside legal counsel, that failure to take such action described in clauses (i) or (ii) above, as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under Delaware Law; and (B) the Company has delivered to Parent written notice advising Parent of the Board of Directors’ determination pursuant to the foregoing clause (A) and the Company’s intention to take the action described in clauses (i) and (ii) above; provided that only one such notice need be given with respect to any specific Acquisition Proposal or amended or modified Acquisition Proposal.

(c)          Notice of Acquisition Proposals.  During the period from the date hereof until the earlier to occur of the termination of this Agreement in accordance with its terms and the Effective Time, the Company shall promptly (and, in any event, within 24 hours) give written notice to Parent if (i) any Acquisition Proposals are received by, (ii) any information is requested by a Third Party in connection with any Acquisition Proposal from or (iii) any discussions or negotiations with respect to an Acquisition Proposal are sought to be initiated or continued with, in each case of clauses (i) through (iii), the Company or any of its Representatives, setting forth in such notice the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, complete unredacted copies of any proposed agreements).  After the giving of such notice, the Company shall keep Parent informed, on a current basis (and, in any event, within 24 hours), of the status and material terms of any such proposals or offers (including any material amendments thereto) and the status of any such discussions or negotiations, and shall provide Parent with complete unredacted copies of any written material amendment or written proposed amendment of any such Acquisition Proposal promptly (and, in any event, within 24 hours) after receipt thereof.  In addition to the foregoing, the Company shall provide Parent with written notice at least 48 hours (or such shorter period as may be provided to the Board of Directors) in advance of a meeting of the Board of Directors at which the Board of Directors is reasonably expected to consider an Acquisition Proposal, an inquiry relating to a potential Acquisition Proposal or a request to provide information to any Person (provided that once such notice with respect to a meeting has been provided to Parent pursuant to this Section 5.03(c), the Company shall not be required to provide Parent with a new notice with respect to any rescheduling of such meeting, so long as the time interval resulting from such rescheduling is immaterial).

(d)          No Adverse Recommendation Change.  Except as permitted by Section 5.03(e) or Section 5.03(f), the Company agrees that neither the Board of Directors or any committee thereof shall:

(i)          withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Board Recommendation, in each case in a manner adverse to Parent or Merger Sub;

(ii)        fail to include the Board Recommendation in the Proxy Statement/Prospectus;

(iii)       fail to (A) reaffirm the Board Recommendation or (B) recommend against acceptance of a tender or exchange offer made to the Company’s stockholders pursuant to Rule 14d-2 under the Exchange Act for outstanding Shares, in either case of clauses (A) or (B), prior to the Company Stockholders’ Meeting and, in the case of clause (A), within five Business Days after receipt of a written request of Parent following an Acquisition Proposal that has been publicly announced (and not publicly withdrawn) or, in the case of clause (B), no later than 5:30 p.m. (New York City Time) on the tenth Business Day after the commencement of such tender offer or exchange offer; provided that except as permitted under Section 5.03(f), the taking of no position or a neutral position by the Board of Directors in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to recommend against acceptance of any such offer; or

(iv)        approve or recommend, publicly declare advisable, publicly propose to approve or recommend or publicly propose to enter into, any Acquisition Proposal or any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, license agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 5.03(b)(i) entered into in compliance with Section 5.03(b)(i)) relating to any Acquisition Proposal, whether such agreement is binding or non-binding (an “Alternative Acquisition Agreement”, and any of the actions set forth in the foregoing clauses (i), (ii), (iii) and (iv), an “Adverse Recommendation Change”).

(e)          Certain Permitted Adverse Recommended Changes.  Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Required Stockholder Approval, the Board of Directors (x) may effect an Adverse Recommendation Change in response to the Company’s receipt of an unsolicited, bona fide written Acquisition Proposal after the date of this Agreement that is not withdrawn, did not arise from or in connection with a material breach of the obligations set forth in this Section 5.03 and the Board of Directors determines in good faith constitutes a Superior Proposal, or in response to the occurrence of an Intervening Event, and (y) solely in response to such Superior Proposal, may cause the Company to terminate this Agreement pursuant to and in accordance with Section 9.01(d)(i) if (and only if) the Company pays the Termination Fee to Parent in accordance with Section 9.02(b)(iv) and immediately following (and, for the avoidance of doubt, in no event prior to) such termination, the Company enters into a binding and definitive written Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that, prior to, and as a condition to, taking any such action:

(i)          the Board of Directors determines in good faith, after consultation with its outside legal counsel, that failure to take such action described in this Section 5.03(e) in response to such Superior Proposal or Intervening Event, as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under Delaware Law;

(ii)         the Company has given Parent written notice (the “Adverse Recommendation Change Notice”) of such action and the basis therefor at least four Business Days in advance (it being understood and agreed that the delivery of such notice shall not be deemed to be an Adverse Recommendation Change), which Adverse Recommendation Change Notice shall set forth in writing that the Board of Directors intends to take such action and (A) in the case of a Superior Proposal, comply in form, substance and delivery with the provisions of Section 5.03(c) (including by providing complete unredacted copies of any documents or agreements providing for such Superior Proposal) and (B) in the case of an Intervening Event, include a reasonably detailed description of such Intervening Event;

(iii)       after giving such Adverse Recommendation Change Notice, the Company shall have, and shall have caused its Representatives to, negotiate in good faith with Parent (to the extent Parent wishes to negotiate), to make such revisions to the terms of this Agreement as would cause such Acquisition Proposal to cease to be a Superior Proposal or cause such Intervening Event to cease to warrant an Adverse Recommendation Change; and

(iv)        at the end of such four Business Day period, the Board of Directors shall have taken into account any changes to the terms of this Agreement proposed in writing by Parent (such changes, the “Parent Proposal”) and any other information offered by Parent in response to the Adverse Recommendation Change Notice, and shall have determined in good faith (A) after consultation with its outside legal counsel and its independent financial advisor of nationally recognized reputation, that in the case of a Superior Proposal, such Superior Proposal continues to constitute a Superior Proposal and, in the case of an Intervening Event, that such Intervening Event remains in effect and continues to warrant an Adverse Recommendation Change and (B) after consultation with its outside legal counsel, that failure to take such action described in this Section 5.03(e) in response to such Superior Proposal or Intervening Event, as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under Delaware Law, in each case, if such Parent Proposal were to be given effect.

A new Adverse Recommendation Change Notice that complies with clause (ii), and new compliance with clauses (iii) and (iv), of this Section 5.03(e) shall be required in the event of any amendment to the financial terms, and any other material amendment, to any Acquisition Proposal (which will be deemed to be a new Acquisition Proposal for purposes of Section 5.03(c) and this Section 5.03(e)) or any material change to the Intervening Event (which shall be deemed to constitute a new Intervening Event); provided, however, that references to four Business Days in this Section 5.03(e) shall be deemed to be references to two Business Days.

(f)          Certain Permitted Disclosures.  Nothing contained in this Section 5.03 shall prevent the Company from (i) complying with its disclosure obligations under Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A under the Exchange Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 5.03 and expressly reaffirms the Board Recommendation in such statement or in connection with such action, (ii) making any required disclosure on Forms 8-K, 10-Q or 10-K pursuant to the Exchange Act to the Company’s stockholders of factual information regarding the business, financial condition or results of operations of the Company and that is unrelated to an Acquisition Proposal, or (iii) disclosing to the stockholders of the Company any “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act; provided that this Section 5.03(f) shall not be deemed to permit the Board of Directors to make an Adverse Recommendation Change except to the extent permitted by Section 5.03(e).

(g)          Obligation of the Company to Terminate Existing Discussions.  The Company shall, and shall cause its Subsidiaries and its and its Subsidiaries’ respective officers, directors and employees to, and shall direct its and its Subsidiaries’ respective investment bankers, attorneys, accountants, consultants, agents and other advisors or representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party, its Representatives and its financing sources conducted prior to the date hereof with respect to any Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, and shall use its reasonable best efforts to cause any such Third Party, its Representatives and its financing sources in possession of confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries (and all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze that information) to return or destroy all such information as promptly as practicable (including by distributing a request to each such Third Party to return or destroy all such information within five Business Days after the date hereof).  The Company will promptly (and in any event within one Business Day) terminate all physical and electronic “data room” or similar access previously granted to any such Persons.

Section 5.04.       Section 16 Matters.  Prior to the Effective Time, the Company and the Board of Directors (or a duly formed committee thereof satisfying the applicable requirements of the Exchange Act) shall take all such steps as may be reasonably required or appropriate to cause any dispositions of Shares (including derivative securities with respect to such Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.05.       Stock Exchange Delisting; Exchange Act Deregistration.  Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than 10 days after the Closing Date.

Section 5.06.       Takeover Statutes.  During the period from the date hereof until the Effective Time, the Company shall, to the extent permitted by applicable Law, use its reasonable best efforts (a) to take all actions necessary so that no “business combination,” “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation becomes applicable to any of the transactions contemplated by this Agreement or the Voting Agreements and (b) if any such antitakeover or similar statute or regulation becomes applicable to the transactions contemplated by this Agreement or the Voting Agreements, to grant such approvals and take all actions necessary so that the transactions contemplated by this Agreement or the Voting Agreements may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby or thereby.

Section 5.07.       Interim Communications by the Company.  During the period from the date hereof until the Effective Time, in connection with making any material communications generally disseminated to the Service Providers, lenders, material customers, material suppliers or other Persons having material business relationships with the Company or its Subsidiaries relating to the transactions contemplated by this Agreement, the Company shall keep Parent reasonably informed of such communication, which communications shall not, without the prior consent of Parent, be inconsistent in substance with any public statements made jointly by the parties hereto or made by one party hereto in accordance with Section 7.03.

Section 5.08.       Tax Sharing Agreements.  Any Tax Sharing Agreement to which the Company Tax Group is party shall be terminated with respect to the Company Tax Group as of the Effective Time and have no further effect thereafter.  Any payment to be made by the Company Tax Group under any Tax Sharing Agreement shall be made prior to the Closing Date, and no such payment shall be required to be made after the Effective Time.

Section 5.09.       Transaction Litigation.  The Company shall promptly advise Parent in writing of any Action (including any putative class action or derivative litigation) asserted, threatened in writing or commenced by, on behalf of or in the name of, against or otherwise involving the Company, the Board of Directors, any committee thereof or any of the Company’s directors or officers relating directly or indirectly to this Agreement, the Merger or any of the transactions contemplated hereby, including any such claim or Action based on allegations that the Company’s entry into this Agreement, the terms and conditions of this Agreement or any of the transactions contemplated hereby constituted a breach of the fiduciary duties of any member of the Board of Directors or any officer of the Company (any such Action, a “Transaction Litigation”) and shall keep Parent informed on a reasonably prompt basis regarding any such Transaction Litigation.  The Company shall give Parent the opportunity to (a) participate in the defense, prosecution, settlement or compromise of any Transaction Litigation, and (b) consult with counsel to the Company regarding the defense, prosecution, settlement or compromise with respect to any such Transaction Litigation.  For purposes of this Section 5.09, “participate” means that Parent will be kept reasonably apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise adversely affected, and the parties shall enter into a customary joint defense agreement, if applicable, to protect such privilege), and Parent may offer comments or suggestions with respect to such Transaction Litigation which the Company shall consider in good faith; provided that the Company shall not settle or compromise or agree to settle or compromise any Transaction Litigation without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 5.10.       Notification to Holders of Certain Securities.

(a)         Prior to the Effective Time, the Company shall provide written notice (in form and substance reasonably satisfactory to Parent) with respect to the transactions contemplated hereby to the holders of Series X Preferred Shares at least 20 days prior to the expected Closing Date in accordance with the Certificate of Designation.

(b)         Prior to the Effective Time, the Company shall provide written notice (in form and substance reasonably satisfactory to Parent) with respect to the transactions contemplated hereby to the holders of the Company Pre-Funded Warrants at least 10 days prior to the Closing Date in accordance with the Company Pre-Funded Warrants.

(c)         Prior to the Effective Time, the Company shall promptly provide notice (in form and substance reasonably satisfactory to Parent) with respect to the transactions contemplated hereby to the holders of the Company Common Warrants in accordance with the Company Common Warrants.

Section 5.11.       Resignation of Directors and Officers.  Upon written request by Parent, the Company shall obtain and deliver to Parent prior to the Effective Time the resignation of each individual who is a director or an officer of the Company and its Subsidiaries, effective as of the Effective Time.

ARTICLE 6
COVENANTS OF PARENT

Section 6.01.       Conduct of Parent and Merger Sub.

(a)          Except as expressly required by this Agreement or as required by applicable Law, as set forth in Schedule 6.01(a) of the Parent Disclosure Letter, or with the Company’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), during the period from the date hereof until the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course in a manner that is consistent with past practice.

(b)          During the period from the date hereof until the Effective Time, except as expressly required by this Agreement, as required by applicable Law or as set forth in Schedule 6.01(b) of the Parent Disclosure Letter, Parent shall not, nor shall it permit Merger Sub or any of its Subsidiaries to, without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed):

(i)          amend its certificate of incorporation, bylaws or other similar organizational documents (including by merger, consolidation or otherwise), in each case in a manner that would materially and adversely affect the Company’s stockholders, or materially and adversely affect the Company’s stockholders relative to other holders of Parent Common Stock;

(ii)         acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division thereof or any assets, securities or property, or otherwise purchase, lease, license or otherwise enter into a transaction with respect to any such interests, assets, securities or properties or consummate (or enter into any agreement to consummate) any other business combination transaction, in each case that would prevent or materially delay the consummation of the transactions contemplated by this Agreement (including the Merger);

(iii)        (A) split, combine or reclassify any shares of its capital stock or any other equity securities, (B) declare, set aside, establish a record date for or authorize or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for the declaration and payment of dividends by a direct or indirect wholly owned Subsidiary of Parent solely to its parent or (C) other than to satisfy the exercise price or any Tax withholding obligations upon the exercise of options or warrants exercisable for or other securities convertible into, shares of Parent Common Stock, in each case that are outstanding on the date hereof (or permitted to be granted hereunder after the date of this Agreement) in accordance with, or as permitted by, their respective terms on the date hereof, redeem, repurchase or otherwise acquire, any shares of Parent Common Stock;

(iv)        adopt a plan of complete or partial liquidation or dissolution;

(v)         incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness (other than the indebtedness (permanent or interim) contemplated by the Debt Commitment Letters) except any such incurrence, assumption, guarantee or other liability which would not be reasonably expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement, including the Merger and the Debt Financing;

(vi)        take or omit to take any action to cause the Parent Common Stock to cease to be eligible for listing on Nasdaq; or

(vii)      offer, propose, agree, authorize, resolve or commit to do any of the foregoing;

provided that nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, Parent and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses, assets and properties.

(c)         Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 6.02.       Director and Officer Liability.  Parent shall, and as applicable, shall cause the Surviving Corporation and its Subsidiaries to do the following:

(a)         For six years after the Effective Time, to the fullest extent permitted by the DGCL or any other applicable Law or provided under the Company’s certificate of incorporation and bylaws, the certificate of incorporation and bylaws (or other similar organizational documents) of the Subsidiaries of the Company and any Contract set forth in Schedule 6.02(a) of the Company Disclosure Letter, in each case, in effect on the date hereof, the Surviving Corporation and its Subsidiaries shall, and Parent shall cause the Surviving Corporation and its Subsidiaries to, indemnify and hold harmless each present or former officer or director of the Company or any Subsidiary (in each case, in his or her capacity as an officer or director of the Company or any of its Subsidiaries) (an “Indemnified Person”) against losses, claims, damages, liabilities, fees, expenses, judgments or fines, including attorneys’ fees and disbursements, incurred by such Indemnified Person as an officer or director of the Company or any Subsidiary of the Company in connection with any pending or threatened Action arising out of or pertaining to (i) the fact that the Indemnified Person was an officer or director of the Company or a Subsidiary of the Company at or prior to the Effective Time or (ii) this Agreement and the transactions contemplated hereby, in each case, whether asserted or claimed prior to, at or after the Effective Time; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law.

(b)         For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the certificate of incorporation and bylaws of the Surviving Corporation and its Subsidiaries (and other similar organizational documents or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c)         Parent shall, or shall cause the Surviving Corporation and the Subsidiaries of the Company to maintain in effect for a period of six years after the Effective Time, if available, the directors’ and officers’ insurance policies and fiduciary liability insurance policies of the Company and the Company’s Subsidiaries (collectively, “D&O Insurance”) in place as of the date hereof, but only to the extent related to actions or omissions taken prior to the Effective Time (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers so long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring at or prior to the Effective Time); provided that in no event shall Parent or the Surviving Corporation be required to expend, on an annual basis, a premium amount for such policies in excess of 300% of the annual premium amount paid by the Company for such D&O Insurance in its last full fiscal year prior to the date hereof, which amount is set forth in Schedule 6.02(c) of the Company Disclosure Letter (such percentage of such annual premium amount, the “Premium Cap”), and if such premium amounts for such insurance coverage would at any time exceed the Premium Cap, the Surviving Corporation shall cause to be maintained policies that, in Parent’s or the Surviving Corporation’s good faith determination, provide the greatest coverage available, with respect to matters occurring prior to the Effective Time, for premium amounts not exceeding such Premium Cap.  In lieu of the foregoing, the Company may (and at the request of Parent, the Company shall) obtain at or prior to the Effective Time a fully paid and non-cancellable six-year “tail” policy under the Company’s existing D&O Insurance providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for a premium amount that, in the aggregate, does not exceed the Premium Cap (and if such premium amounts for such “tail” policy would exceed the Premium Cap, the Company shall obtain a “tail” policy that, in the Company’s good faith determination, provides the greatest coverage available, with respect to matters occurring prior to the Effective Time, for premium amounts not exceeding such Premium Cap), it being understood that, in the case that such “tail” policy is so obtained at or prior to the Effective Time: (A) the provisions of the preceding sentence of this Section 6.02(c) shall be deemed to have been satisfied; and (B) the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(d)         Notwithstanding anything herein to the contrary, any bona fide claim made by an Indemnified Person pursuant to the rights provided under this Section 6.02 within such six-year period shall continue to be subject to this Section 6.02 until the final disposition of such claim.

(e)          If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case in clauses (i) or (ii), to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 6.02.

(f)          The rights of each Indemnified Person under this Section 6.02 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, under the DGCL or any other applicable Law, or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries.  These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person and their respective heirs and legal representatives.

Section 6.03.       Employee Matters.

(a)          For the period commencing on the Effective Time and ending on the first anniversary of the Effective Time (or, if shorter, during the applicable period of employment of a Continuing Employee), Parent shall, or shall cause the Surviving Corporation to, provide Continuing Employees with (i) a base salary or base wages no less than the base salary or base wages provided to such Continuing Employee immediately prior to the Effective Time, (ii) an annual target bonus opportunity that is no less than the annual target bonus opportunity provided to such Continuing Employee as of immediately prior to the Effective Time, (iii) severance payments and benefits that are no less and on no less favorable terms and conditions than the severance payments and benefits set forth in Schedule 6.03(a) of the Company Disclosure Letter, and (iv) other benefits that are substantially comparable in the aggregate to those offered to similarly situated employees of Parent or Parent’s Affiliates (other than equity or equity-based and change in control or transaction-based compensation or benefits, severance benefits, defined benefit retirement benefits or post-employment health or welfare benefits).

(b)          With respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) maintained by Parent or any of its Subsidiaries or any other employee benefit plan or other compensation or severance arrangement of Parent or any of its Subsidiaries, but excluding (i) any retiree healthcare or life insurance plans or programs maintained by Parent or any of its Subsidiaries, (ii) any equity compensation arrangement and (iii) any defined benefit plan maintained by Parent or any of its Subsidiaries, in each case, in which any Continuing Employee will participate on or after the Effective Time (collectively, the “Parent Benefit Plans”), Parent shall, or shall cause the Surviving Corporation to, recognize all service with the Company or any Subsidiary rendered prior to the Effective Time by Continuing Employees for purposes of vesting, eligibility, and level of severance benefits, under the terms of such Parent Benefit Plans.  In no event shall anything contained in this Section 6.03(b) result in any duplication of benefits for the same period of service. In addition, Parent shall, or shall cause any of its Subsidiaries to, use commercially reasonable efforts to (A) waive, or cause to be waived, any limitations on eligibility, enrollment and benefits relating to any pre-existing conditions of Continuing Employees and their eligible covered dependents under any Parent Benefit Plans, (B) recognize, for purposes of annual deductible, co-payment and out-of-pocket limits under any Parent Benefit Plans providing health and welfare benefits, deductible, co-payment and out-of-pocket expenses paid by Continuing Employees in the plan year in which the Effective Time occurs, and (C) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible covered dependents on or after the Effective Time, in each case to the extent such Continuing Employee or eligible covered dependent had satisfied any similar limitation or requirement under an analogous Employee Plan prior to the Effective Time.

(c)          Parent shall take the actions set forth on Section 6.03(c) of the Company Disclosure Letter.

(d)          No later than 25 Business Days following the date of this Agreement, the Company shall deliver to Parent a list of each “disqualified individual” (as defined in Section 280G of the Code) of the Company and (i) the Company’s reasonable, good faith estimate of each payment or benefit of which the Company is aware as of such date that could be paid to such disqualified individual as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event), (ii) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such disqualified individual and (iii) to the extent not previously made available to Parent, underlying documentation on which such calculations are based.  Such information shall be updated and delivered to Parent not later than three Business Days prior to the Closing Date.  From and after the date hereof, the Company and Parent shall reasonably cooperate to limit potential adverse Tax consequences under Section 280G of the Code.

(e)          Prior to the Effective Time, the Company shall update the information required by Section 3.19(c) to include terminations within the 90 days preceding the Closing Date and hours reductions within six months preceding the Closing Date, and deliver a schedule with such updated information to Parent.

(f)          Prior to the Effective Time, the Company shall adopt resolutions and make all notices that may be necessary or appropriate to terminate the Employee Plans required to be terminated pursuant to Section 2.07.  All resolutions and notices issued, adopted or executed in connection with the implementation of this Section 6.03(f) shall be subject to Parent’s prior review and approval, such approval not to be unreasonably withheld, conditioned or delayed.

(g)         If requested by Parent at least 20 Business Days prior to the Effective Time, (i) the Board of Directors (or the appropriate committee thereof) shall adopt resolutions and take such action as is reasonably necessary to terminate each Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (a “401(k) Plan”), effective as of the day prior to the Closing Date and contingent upon the occurrence of the Effective Time, and (ii) prior to the Effective Time, the Company shall provide Parent with evidence that each such 401(k) Plan has been terminated.  Parent shall have the right to review and approve all documents to effect the termination of a 401(k) Plan, such approval not to be unreasonably withheld, conditioned or delayed.  Effective as of the Closing Date, in the event that a 401(k) Plan is terminated pursuant to the first sentence of this Section 6.03(g), Parent shall create or designate a defined contribution pension plan intended to be qualified under Section 401(a) of the Code (the “Parent DC Plan”) for the benefit of the Continuing Employees who participated in such terminated 401(k) Plans.   Such Continuing Employees are referred to hereinafter as the “DC Employees”.  The Parent DC Plan will allow in-kind “eligible rollover distributions” (as such term is defined under Section 402 of the Code) from the 401(k) Plan, including documented loan notes that the administrator of the Parent DC Plan reasonably determines to be in compliance with applicable Law.  Parent and the Company shall cooperate in order to facilitate and effect an eligible rollover distribution for those DC Employees who timely elect to rollover their account balances, including notes, directly into the Parent DC Plan.

(h)          The Company (i) shall not authorize any offering or purchase period under the Company ESPP on or after the date hereof and (ii) shall, or shall cause the Board of Directors (or applicable committee thereof) to adopt resolutions terminating the Company ESPP as of the day immediately prior to the Closing.

(i)          This Section 6.03 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.03, express or implied, shall confer upon any Service Provider, former Service Provider (including any beneficiary or dependent of such Service Provider or former Service Provider) or any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.03.  Nothing contained herein, express or implied: (i) shall be construed to establish, amend or modify any Employee Plan; (ii) shall alter or limit the ability of the Surviving Corporation, Parent or any of their respective Affiliates to amend, modify or terminate any Employee Plan at any time assumed, established, sponsored or maintained by any of them; or (iii) shall prevent the Surviving Corporation, Parent or any of their respective Affiliates from terminating the employment of any Service Provider (including any Continuing Employee) following the Effective Time.  This Section 6.03 shall not create any right in any Service Provider (including any Continuing Employee) or any other Person to any continued employment with the Surviving Corporation, Parent or any of their respective Subsidiaries or compensation or benefits of any nature or kind whatsoever, or otherwise alter any existing at-will employment relationship between any Service Provider and the Surviving Corporation.

Section 6.04.        Parent Stock Listing.  Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be approved for listing (subject to official notice of issuance) on Nasdaq, as promptly as practicable following the effectiveness of the Form S-4 under the Securities Act, and in any event at or prior to the Effective Time.

ARTICLE 7
COVENANTS OF PARENT AND THE COMPANY

Section 7.01.        Proxy Statement/Prospectus; Registration Statement; Company Stockholders’ Meeting.

(a)          As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare a proxy statement relating to the Company Stockholders’ Meeting, which will be used as a prospectus of Parent with respect to the Parent Common Stock issuable in the Merger (together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”), in preliminary form, and (ii) Parent shall prepare and cause to be filed with the SEC a registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in the Merger will be registered pursuant to the Securities Act and in which the Proxy Statement/Prospectus will be included as a prospectus of Parent (together with any amendments or supplements thereto, the “Form S-4”).  Subject to Section 5.03(e), the Company shall include the Board Recommendation in the Proxy Statement/Prospectus.  Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and as promptly as practicable (and in any event within two Business Days) after the Form S-4 is declared effective under the Securities Act, the Company shall file with the SEC the definitive Proxy Statement/Prospectus, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act and (C) keep the Form S-4 effective for so long as necessary to complete the Merger.  Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its capital stock or other securities as may be reasonably requested by the other and provide such other assistance as may be reasonably requested by the other in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement/Prospectus.  Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement/Prospectus and shall, as promptly as practicable after receipt thereof, provide the other with copies of all written comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC and advise the other party of any oral comments with respect to the Proxy Statement/Prospectus or the Form S-4 or any other proxy or consent solicitation statement with respect to any meeting of the Company’s stockholders received from the SEC.  Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement/Prospectus, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4.  Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement/Prospectus (or any amendment or supplement thereto) or any other proxy or consent solicitation statement with respect to any meeting of the Company’s stockholders or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response) and consider in good faith any comments provided by the Company or Parent or any of their respective Representatives with respect thereto.  In addition, each party shall use commercially reasonable efforts to and shall use commercially reasonable efforts to cause its respective Representatives to, consult the other party in advance of and, to the extent permitted by the SEC, allow the other party to participate in any substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, related to the Form S-4.  No amendment or supplement to the Proxy Statement/Prospectus or the Form S-4 will be made by Parent or the Company without the approval of the other party hereto, which approval shall not be unreasonably withheld, delayed or conditioned.  Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also use its reasonable best efforts to take any other action required to be taken under any applicable state securities Laws in connection with the issuance of the Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company, the Company Subsidiaries and the holders of Shares as may be reasonably requested in connection with any such actions.

(b)          If, at any time prior to the receipt of the Required Stockholder Approval, any information relating to the Company or Parent, respectively, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, respectively, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement/Prospectus or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to the stockholders of the Company.

(c)          The Company shall, as promptly as practicable, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Required Stockholder Approval (the “Company Stockholders’ Meeting”) with a record date and meeting date to be selected after reasonable consultation with Parent.  Once the Company has established a record date for the Company Stockholders’ Meeting, the Company shall not change such record date or establish a different record date without the prior written consent of Parent, unless, (i) required to do so by applicable Law or the Company’s organizational documents, or (ii) it is required in connection with any adjournment or postponement of the Company Stockholders’ Meeting permitted under this Section 7.01(c); provided that in any of the foregoing clauses (i), or (ii), the Company shall consult with and consider in good faith the views of Parent in connection with setting such new record date.  The Company shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the stockholders of the Company entitled to vote at the Company Stockholders’ Meeting and to hold the Company Stockholders’ Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act.  Unless the Company has made an Adverse Recommendation Change in accordance with Section 5.03(e), the Company shall use its reasonable best efforts to obtain the Required Stockholder Approval.  Within five Business Days after the date of this Agreement (and thereafter, upon the reasonable request of Parent), the Company shall conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act. The Company shall (A) provide Parent reasonably detailed periodic updates concerning proxy solicitation results on a timely basis and (B) give written notice to Parent one day prior to the Company Stockholders’ Meeting, and on the day of, but prior to the Company Stockholders’ Meeting, indicating whether as of such date sufficient proxies representing the Required Stockholder Approval have been obtained.

(d)          Notwithstanding anything to the contrary contained herein, but subject to the immediately following sentence, the Company shall not postpone or adjourn the Company Stockholders’ Meeting without the prior written consent of Parent; provided that if at any time following the dissemination of the Proxy Statement/Prospectus, either the Company or Parent reasonably determines in good faith that the Required Stockholder Approval is unlikely to be obtained at the Company Stockholders’ Meeting, including due to an absence of quorum, then each of the Company and Parent shall have the right to require an adjournment or postponement of the Company Stockholders’ Meeting for the purpose of soliciting additional votes in favor of this Agreement (which right, in the case of Parent, shall apply on no more than two occasions); provided, further, that no such single adjournment or postponement shall delay the Company Stockholders’ Meeting by more than seven calendar days from the prior-scheduled date or to a date on or after the fifth Business Day preceding the End Date.  Notwithstanding the foregoing, the Company may postpone or adjourn the Company Stockholders’ Meeting if (i) the Company is required to postpone or adjourn the Company Stockholders’ Meeting by applicable Law, or (ii) after consultation with Parent, the Board of Directors or any authorized committee thereof shall have determined in good faith (after consultation with outside legal counsel) that such postponement or adjournment of the Company Stockholders’ Meeting is required in order to give the Company’s stockholders sufficient time to evaluate any amendment or supplement to the Proxy Statement/Prospectus that the Company is required to provide to such holders under applicable Law (so long as any such supplement or amendment was provided in compliance with this Agreement); provided that the Company shall be permitted to postpone or adjourn the Company Stockholders’ Meeting pursuant to this clause (ii) on no more than two occasions and no such adjournment or postponement shall delay the Company Stockholders’ Meeting by more than seven calendar days from the prior-scheduled date or to a date on or after the fifth Business Day preceding the End Date. Notwithstanding any Adverse Recommendation Change or the receipt of any Acquisition Proposal, unless this Agreement has been validly terminated pursuant to Section 9.01, (A) the Company shall submit this Agreement to the stockholders of the Company for approval at the Company Stockholders’ Meeting and (B) the only matters to be voted upon at the Company Stockholders’ Meeting shall be the Required Stockholder Approval and routine proposals required in connection with such vote (and not any other matters, including any Acquisition Proposal).

Section 7.02.        Reasonable Best Efforts.

(a)          To the extent permitted by applicable Law, and subject to the terms and conditions of this Agreement (including Section 7.02(c)), the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts (i) to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things necessary, proper or advisable under applicable Law to consummate the transactions contemplated by this Agreement, including the taking of all acts necessary to cause the conditions to the other party’s (viewing Parent and Merger Sub together) obligation to close set forth in Article 8 to be satisfied as promptly as practicable (but, for the avoidance of doubt, nothing in this Section 7.02(a) will require any party to waive any such condition to such party’s obligation to close set forth in Article 8), (ii) to obtain all actions or non-actions, waivers, consents, approvals, orders, authorizations and Permits from Governmental Authorities, cause the expiration or termination of any applicable waiting periods and make all registrations, declarations and filings with any Governmental Authorities, in each case, that may be necessary or advisable under applicable Laws, (iii) to defend against any Actions challenging the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or other injunctive relief which would prevent or impair the consummation of the transactions contemplated by this Agreement by the End Date entered by any court or other Governmental Authority reversed on appeal or vacated, (iv) to obtain all necessary actions, consents, approvals or waivers from, and the giving of all required notices to, Third Parties under any Contracts to which the Company or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby (including the Merger) so as to maintain and preserve the benefits under such Contracts following the consummation of the transactions contemplated hereby (including the Merger) and (v) to execute or deliver any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

(b)          In furtherance and not in limitation of the foregoing, each of Parent and the Company shall (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable, and in any event within 20 Business Days after the date hereof (unless otherwise agreed by Parent and the Company), (ii) make appropriate filings with any other Governmental Authority that may be necessary under any other Antitrust Law with respect to the transactions contemplated hereby as promptly as practicable after the date hereof, (iii) cooperate and coordinate with the other party in the making of such filings, (iv) respond as promptly as reasonably practicable to any information requested by any Governmental Authority related to the HSR Act or under any other Antitrust Law, (v) as promptly as reasonably practicable, and in no event later than 60 days prior to the End Date (but only if the same shall have been extended pursuant to clause (A) in the proviso of Section 9.01(b)(i)), certify substantial compliance with any request for additional information and documentary material issued by any Governmental Authority under the HSR Act, and (vi) supply the other party with any information that may be required in order to effectuate such filings.  Parent shall pay the filing fees in connection with the filing of the Notification and Report Form pursuant to the HSR Act, but each party shall otherwise be responsible for paying all fees and expenses payable to any attorneys, accountants, consultants or other advisors incurred by such party in connection with this Section 7.02(b).  Each of Parent and the Company shall promptly inform the other party of any material communication from any Governmental Authority regarding any of the transactions contemplated hereby (including the Merger).  Subject to applicable Law, no filing of, or amendment or supplement to, or written correspondence with any Governmental Authority or its staff with respect to such Antitrust Laws shall be made by the Company or Parent without providing the other party a reasonable opportunity to review and comment thereon, and each of Parent and the Company shall consult with each other in advance of any substantive communication, meeting, call, or conference with, any such Governmental Authority and to the extent reasonably practicable, give the other party the opportunity to attend and participate in such meetings, calls, and conferences.  Notwithstanding anything to the contrary in this Section 7.02, Parent shall have the principal responsibility for determining and implementing the strategy for obtaining any necessary clearance, consents or approvals under any Antitrust Law (including with respect to timing and potential ways to address any concerns that may be raised); provided that the foregoing shall not limit in any respect any party’s obligations under this Agreement.  Parent shall not, without the prior written consent of the Company, withdraw any HSR notification form or enter into any agreement with any Governmental Authority to delay consummation of the transactions contemplated hereby (including the Merger).

(c)          Notwithstanding anything to the contrary in this Agreement, in no event shall Parent or any of its Affiliates be required to, and “reasonable best efforts” will in no event require, or be construed to require, Parent or any of its Affiliates to (i) enter into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated by this Agreement, (ii) agree, propose, negotiate, offer, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate (including by establishing a trust, licensing any Intellectual Property Rights (whether pursuant to an exclusive or nonexclusive license) or otherwise), or take any other action (including by providing its consent to permit the Company or any of its Subsidiaries to take any of the foregoing actions), or otherwise proffer or agree to do any of the foregoing, with respect to any of the businesses, assets or properties of Parent, the Company, the Surviving Corporation or any of their respective Affiliates or Subsidiaries, (iii) terminate any existing relationships or contractual rights or obligations or (iv) otherwise offer to take or offer to commit to take any action that would limit Parent’s or any of its Affiliates’ freedom of action with respect to, or ability to retain, operate or otherwise exercise full rights of ownership with respect to, businesses, assets or properties of Parent, the Company, the Surviving Corporation or any of their respective Affiliates or Subsidiaries (or equity interests held by Parent or any of its Affiliates in entities with businesses, assets or properties).  At the request of Parent, the Company shall agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of the Company or any of its Subsidiaries (but, absent such request, the Company shall not take any such action) so long as such action is contingent upon the occurrence of the Merger.

(d)          The Company and Parent shall cooperate with one another in determining whether any actions, consents, approvals or waivers are required to be obtained from, or notices required to be given to, any Third Parties under any Contracts to which the Company or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby (including the Merger).  Notwithstanding anything to the contrary in this Agreement, in no event shall Parent, any Subsidiary of Parent (including Merger Sub), the Company or any Subsidiary of the Company be required to (and without the prior written consent of Parent, neither the Company nor any of its Subsidiaries shall) pay or make or commit to pay or make any fee, penalty or other consideration or any other accommodation to any party to any such Contract to obtain any consent, approval or waiver in connection with the transactions contemplated hereby.

Section 7.03.        Public Announcements.  During the period from the date hereof until the Effective Time, Parent and the Company shall consult with each other before issuing, and give each other reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or the rules, regulations and requirements of Nasdaq, as the case may be; provided, however, that the restrictions set forth in this Section 7.03 shall not apply to any release or public statement (a) made or proposed to be made by the Company in compliance with Section 5.03 with respect to the matters contemplated thereby (or by Parent in response thereto) or (b) in connection with any dispute between the parties regarding this Agreement, the Merger or the other transactions contemplated hereby.  The parties agree that the initial press release to be issued with respect to the Merger and the other transactions contemplated by this Agreement shall be a joint press release to be reasonably agreed upon by the Company and Parent.  Notwithstanding the foregoing, (i) to the extent the content of any press release or other public statement is substantially the same as a statement previously issued in accordance with this Section 7.03, no separate approval shall be required in respect of such content to the extent replicated in whole or in part in any subsequent press release or other public statement, (ii) the parties may make public statements in response to questions by the press, analysts, investors or those attending industry conferences or financial analysts conference calls, so long as any such statements are consistent with the initial press release and other press releases and public statements made jointly by the parties or made by one party in accordance with this Section 7.03 and do not reveal material non-public information regarding this Agreement or the transactions contemplated hereby and (iii) Parent, its Affiliates and their respective Representatives may make customary disclosures as expressly contemplated by any Debt Commitment Letter (including in connection with the syndication of the Debt Financing), subject to the confidentiality undertakings set forth in each Debt Commitment Letter upon prior written notice to the Company regarding the nature of such disclosures and the reasons therefor.

Section 7.04.       Notices of Certain Events.

(a)          During the period from the date hereof until the Effective Time, each of the Company and Parent shall promptly notify the other of:

(i)          any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(ii)        any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(iii)       any Actions commenced or, to such party’s Knowledge, threatened in writing against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, (A) that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or (B) that relate to this Agreement or the consummation of the transactions contemplated hereby;

(iv)        any material written communication given or received in connection with any such Action described in the foregoing clause (iii); and

(v)         any Effect that (A) individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, respectively, (B) causes, or would reasonably be expected to cause, any representation or warranty of such party set forth in this Agreement to be untrue or inaccurate or (C) causes, or would reasonably be expected to cause, such party to fail to perform, comply with or satisfy in any material respect any covenant, condition or agreement of such party set forth in this Agreement, in each case of clause (B) and (C), which would be reasonably expected to cause a condition to consummation of the Merger set forth in Section 8.02 or Section 8.03, respectively, to fail to be satisfied.

(b)          In no event shall the delivery of any notice by a party pursuant to this Section 7.04 limit or otherwise affect the respective rights, remedies, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.  The failure to give notice under this Section 7.04 shall not constitute a failure of any condition in Article 8 or give rise to a basis to terminate this Agreement pursuant to Section 9.01 (provided that the underlying facts or occurrences that would have been required to be disclosed in such notice may be taken into account in determining whether there has been a failure of any condition in Article 8 or whether such facts or occurrences give rise to a basis to terminate this Agreement pursuant to Section 9.01).

Section 7.05.       Financing.

(a)          Parent will use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in each Debt Commitment Letter, including promptly relative to the reasonably anticipated Closing Date and in any event at or prior to the Closing: (i) satisfying, or causing to be satisfied (or obtaining a waiver), on a timely basis, all conditions applicable to Parent for Parent to obtain the Debt Financing set forth therein (including the payment of any fees required as a condition to the Debt Financing); (ii) negotiating and entering into definitive agreements with respect to the Debt Financing on the terms and conditions contemplated by each Debt Commitment Letter that are not less favorable, taken as a whole, to Parent, so that the agreements are in effect no later than the Closing Date; provided, however, that this Section 7.05(a) will not prohibit Parent from agreeing to terms that are less favorable to Parent if such terms would be permitted in an amendment to a Debt Commitment Letter entered in accordance with Section 7.05(b); (iii) maintaining in effect the Debt Commitment Letters through the consummation of the Closing; (iv) complying with its obligations under each Debt Commitment Letter and the express conditions thereof until the Closing occurs; (v) enforcing its rights under each Debt Commitment Letter and the definitive agreements with respect to the Debt Financing; and (vi) consummating the Debt Financing or causing the Debt Financing to be consummated at or prior to the Closing.

(b)          Without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall not permit any amendment, restatement, modification, waiver of any provision or remedy under, termination, replacement or assignment of any Debt Commitment Letter, any fee letter or any definitive agreement with respect thereto (or any portion of the Debt Financing thereunder) that, when taken together with all such amendments, restatements, modifications, and waivers, (i) reduces (or would reasonably be expected to have the effect of reducing) the amount of aggregate cash proceeds available from the Debt Financing (including by increasing the amount of fees to be paid or original issue discount) below an amount necessary to comply with Section 4.22(f), (ii) imposes new or additional conditions or contingencies to the receipt of all or any portion of the Debt Financing or expands or adversely amends or modifies any conditions or contingencies to the receipt of all or any portion of the Debt Financing, (iii) would or could reasonably be expected to (A) materially delay, prevent or impede the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) on the Closing Date or otherwise prevent, delay or impair the ability of Parent to timely consummate the transactions contemplated by this Agreement or (B) adversely impact the ability of Parent to enforce its rights against the Financing Sources or any other parties to any Debt Commitment Letter, any fee letter or the definitive agreements with respect thereto or (iv) relieves or releases any Financing Source from its obligations under the Debt Commitment Letter or any definitive agreement with respect thereto (such amendments, restatements, modifications and waivers described in clauses (i) through (iv), the “Restricted Modifications”); provided, however, that, notwithstanding the foregoing, Parent may modify, supplement or amend any Debt Commitment Letter to the extent such modification, supplement or amendment (I) is limited to adding or replacing lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date hereof or (II) increases the commitments or the amount of indebtedness thereunder.  Parent shall as promptly as reasonably practicable deliver copies of any amendment, modification, supplement or waiver to any Debt Commitment Letter or the fee letter contemplated in the Debt Commitment Letter to the Company (which may, in the case of the fee letter contemplated in the Debt Commitment Letter, be redacted).  Parent will pay, or cause to be paid, in full all commitment fees or other fees required to be paid under each Debt Commitment Letter or otherwise in connection with the Debt Financing as and when they become payable.

(c)          The Company will, and will cause its Subsidiaries to, use their respective reasonable best efforts to, and will cause their respective Representatives to use their reasonable best efforts to, provide all cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent and at Parent’s sole cost and expense.  Such cooperation shall include using reasonable best efforts to do the following (in each case, to the extent so requested as set forth above):

(i)          participation in, and assistance with, the marketing efforts related to the Debt Financing, including causing the Company’s management team, with appropriate seniority and expertise, and other Representatives and advisors to communicate directly and participate in a reasonable number of lender meetings, presentations, due diligence sessions, drafting sessions and sessions with the Financing Sources and other prospective financing sources, in each case, upon reasonable advance notice and at mutually agreeable dates and times; provided that (A) any such communication may be conducted telephonically, virtually by videoconference or other media and (B) there will not be more than two general “bank meetings”;

(ii)        furnishing Parent and the Financing Sources, no later than five Business Days prior to the Closing Date, with all documentation and other information that the Financing Sources reasonably determine are required by Governmental Authorities under applicable “know your customer,” beneficial ownership and anti-money laundering rules and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, that has been reasonably requested by Parent in writing, at least eight Business Days prior to the Closing Date; and

(iii)        subject to the limitations set forth in the proviso to this Section 7.05(c), executing and delivering any credit agreements, guarantees, pledge and security documents, other definitive financing documents or other certificates or documents contemplated by the Debt Financing;

provided, however, that such cooperation does not: (i) require (A) the entry by the Company or any of its Subsidiaries into any Contract the effectiveness of which is, or under which any of their obligations are, not conditioned on the Closing or (B) the Company or any of its Subsidiaries, or any of their respective directors, officers, managers, general partners or employees as of prior to the Effective Time to execute, deliver or enter into, or perform any Contract, document or instrument with respect to the Debt Financing except those that only take effect upon the Effective Time; (ii) unreasonably interfere with the normal operations of the Company and its Subsidiaries in their reasonable business judgment exercised in good faith; (iii) include any actions that the Company reasonably believes would (A) result in a violation of any Contract or any Law, or the loss of any attorney-client privilege or other similar legal privilege or (B) cause any representation, warranty, covenant or other obligation in this Agreement to be breached or any condition set forth in Article 8 to fail to be satisfied; (iv) involve consenting to the pre-filing of UCC-1s or any other grant of Liens that result in the Company or any of its Subsidiaries being responsible to any third parties for any representations or warranties prior to the Effective Time; (v) require delivery of any solvency certificate or similar certification or representation; (vi) require the waiver or amendment of any terms of this Agreement or the payment of any fees or reimbursement of any expenses prior to the Closing for which the Company or any of its Subsidiaries has not received prior reimbursement or is not otherwise indemnified by Parent, or incur any other liability or obligation, or provide or agree to provide any indemnity; (vii) cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability (including that the Board of Directors will not be required to enter into any resolutions or take any similar action approving the Debt Financing that are not contingent on the occurrence of the Effective Time); or (viii) require the Company or any of its Subsidiaries to prepare or deliver any financial statements or information other than the financial statements included in any Form 10-K or Form 10-Q required to be filed by the Company, with it being further understood that Parent (and not the Company or any of its Subsidiaries) will be responsible for the preparation of any pro forma financial statements for the Debt Financing, including the preparation of any pro forma calculations, any post-Closing or other pro forma cost savings synergies, capitalization, ownership or other pro forma adjustments that may be included therein.  Parent agrees that the effectiveness of any documents executed by or on behalf of the Company or any of its Subsidiaries in connection with the Debt Financing will be subject to, and will not be effective until, the Effective Time. All non-public or otherwise confidential information regarding the Company or any of its Subsidiaries obtained by Parent pursuant to this Section 7.05(c) will be kept confidential in accordance with the Confidentiality Agreement.  Any such confidential information may be shared with prospective lenders solely to the extent they are subject to customary confidentiality arrangements, including “click through” confidentiality agreements and provisions contained in customary bank information memoranda and other offering materials.  As a condition to the obligations of the Company pursuant to this Section 7.05(c), Parent will as promptly as reasonably practicable upon request by the Company reimburse the Company for all documented out-of-pocket costs and expenses (including attorneys’ fees and expenses and disbursements) incurred by the Company or any of its Subsidiaries in connection with the cooperation contemplated by this Section 7.05(c) and will reimburse, defend, indemnify and hold harmless the Company and its Subsidiaries from, against and in respect of any and all liabilities resulting from, or that exist or arise due to or in connection with the Debt Financing, including providing the cooperation contemplated by this Section 7.05(c), and any information used in connection therewith, except to the extent such liabilities arise out of or in connection with (x) the gross negligence, willful misconduct or fraud of the Company or any of its Subsidiaries or (y) any material inaccuracy of any financial historical information of the Company or any of its Subsidiaries provided in writing by or behalf of the Company specifically for use in connection with the assistance obligations set forth in this Section 7.05(c).

(d)          The Company and its Subsidiaries shall have no responsibility in connection with the Debt Financing, with the sole exception of the cooperation obligations set forth in Section 7.05(c) (and subject to the limitations contained therein).  The Company will be given the opportunity to review any document prepared or utilized in connection with such Debt Financing activities that includes any information provided by the Company, including any offering memorandum, banker’s book or similar document, any slide presentations or any other offering materials and such materials will include customary disclaimers with respect to information regarding the Company and its Subsidiaries.  The Company will have no responsibility for the manner in which information provided about itself or any of its Subsidiaries is presented, used or interpreted in any document or material (including any offering memorandum, banker’s book or similar document, any slide presentations or any other offering materials) provided to any actual or potential provider of Debt Financing.

(e)          Subject to Section 10.14, Parent’s obligations to perform its agreements under this Agreement, including to consummate the Merger subject to the terms and conditions of this Agreement, are not in any way conditioned on obtaining the Debt Financing or any alternative Debt Financing or on the performance of any party to any Debt Commitment Letter.

(f)          Parent will as promptly as reasonably practicable provide the Company with copies of all executed amendments, modifications or replacements of any Debt Commitment Letter or definitive agreements related to the Debt Financing.  Parent will notify the Company as promptly as reasonably practicable (i) of any breach or default (or any circumstance that could reasonably be expected to give rise to any breach or default) by any party to any Debt Commitment Letter or definitive agreements related to the Debt Financing of which Parent becomes aware, and (ii) of the receipt by Parent of any written notice or communication from any Financing Source with respect to any actual breach or default, or any termination or repudiation, in each case by any party to a Debt Commitment Letter or any definitive agreements related to the Debt Financing of any provisions of any Debt Commitment Letter or such definitive agreements.

(g)          The Company hereby consents to the use of its logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Affiliates or the reputation or goodwill of the Company or its Affiliates.

Section 7.06.        Parent Board of Directors.  Prior to, and conditioned upon the occurrence of, the Effective Time, and subject to the conditions set forth in this Section 7.06, Parent shall take all actions necessary in order to appoint Jill C. Milne as a member of the board of directors of Parent, with such individual to serve in such position effective as of the Effective Time until her successor is duly appointed and qualified in accordance with applicable Law and the certificate of incorporation and bylaws of Parent; provided that such appointment shall be subject to all applicable corporate governance policies and guidelines of Parent, its board of directors and any committees thereof, and applicable legal, regulatory and stock market requirements.

ARTICLE 8
CONDITIONS TO THE MERGER

Section 8.01.       Conditions to the Obligations of Each Party.  The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or, to the extent permitted by law, the waiver in writing by each such party) of the following conditions:

(a)          Required Stockholder Approval.  The Required Stockholder Approval shall have been obtained in accordance with applicable Law and the certificate of incorporation and bylaws of the Company.

(b)          Laws and Governmental Orders.  No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or any injunction, order or decree (whether temporary, preliminary or permanent) (any of the foregoing, a “Legal Restraint”) that is in effect and restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Merger or the other transactions contemplated by this Agreement.

(c)          HSR Approval.  The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated and any agreement with any Governmental Authority to delay consummation of the Merger shall have expired.

(d)          Registration Statement.  The Form S-4 shall be effective under the Securities Act, no stop orders suspending the effectiveness of the Form S-4 shall have been issued, and no action, suit or proceeding by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing.

(e)          Exchange Listing.  The shares of Parent Common Stock issuable pursuant to the Merger shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

Section 8.02.       Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or, to the extent permitted by law, the waiver in writing by Parent) of the following conditions:

(a)          Representations and Warranties.  The representations and warranties of the Company set forth in (i) Section 3.01(a) (Corporate Existence and Power), Section 3.02 (Corporate Authorization), Section 3.03 (Governmental Authorization), Section 3.10(a)(ii) (Absence of Certain Changes), Section 3.25 (Finders’ Fees), Section 3.26 (Opinion of Financial Advisor) and Section 3.27 (Antitakeover Statutes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing as though made as of the Closing (except that representations and warranties that expressly speak specifically as of the date of this Agreement or another date shall be so true and correct as of such date), (ii) Section 3.01(b) (Corporate Existence and Power), Section 3.05(a) through 3.05(f) (Capitalization) and Section 3.06(b) (Subsidiaries) shall be true and correct as of the date of this Agreement and as of the Closing as though made as of the Closing (except that representations and warranties that expressly speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except for de minimis inaccuracies, and (iii) the other provisions of Article 3 (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) shall be true and correct as of the date of this Agreement and as of the Closing as though made as of the Closing (except that representations and warranties that expressly speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except where any failures of any such representations and warranties to be true and correct have not had or would not reasonably be expected to have, individually or in the aggregate with all other Effects, a Company Material Adverse Effect.

(b)         Performance of Obligations of the Company.  The Company shall have performed or complied in all material respects with the obligations, agreements and covenants contained in this Agreement to be performed and complied with by the Company at or prior to the Closing pursuant to the terms of this Agreement.

(c)          No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate with all other Effects, a Company Material Adverse Effect that is continuing.

(d)          Closing Certificate.  Parent shall have received a certificate signed by the Chief Executive Officer or the Chief Financial Officer of the Company, dated as of the Closing Date, to the effect that the conditions set forth in Section 8.02(a), Section 8.02(b) and Section 8.02(c) have been satisfied.

Section 8.03.        Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction (or, to the extent permitted by law, the waiver in writing by the Company) of the following conditions:

(a)          Representations and Warranties.  The representations and warranties of Parent set forth in (i) Section 4.01 (Corporate Existence and Power), Section 4.02 (Corporate Authorization), Section 4.03 (Governmental Authorization) and Section 4.10 (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing as though made as of the Closing (except that representations and warranties that expressly speak specifically as of the date of this Agreement or another date shall be so true and correct as of such date), (ii) Section 4.05 (Capitalization) shall be true and correct as of the date of this Agreement and as of the Closing as though made as of the Closing (except that representations and warranties that expressly speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except for de minimis inaccuracies, and (iii) the other provisions of Article 4 (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) shall be true and correct as of the date of this Agreement and as of the Closing as though made as of the Closing (except that representations and warranties that expressly speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except where any failures of any such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate with all other Effects, a Parent Material Adverse Effect.

(b)          Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed or complied in all material respects with the obligations, agreements and covenants contained in this Agreement to be performed and complied with by them at or prior to the Closing pursuant to the terms of this Agreement.

(c)          No Parent Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Effect that has had, individually or in the aggregate with all other Effects, a Parent Material Adverse Effect that is continuing.

(d)          Closing Certificate.  The Company shall have received a certificate signed by a duly authorized officer of Parent, dated as of the Closing Date, to the effect that the conditions set forth in Section 8.03(a), Section 8.03(b) and Section 8.03(c) have been satisfied.

ARTICLE 9
TERMINATION

Section 9.01.        Termination.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned, at any time prior to the Effective Time, whether before or after the Required Stockholder Approval has been obtained (except as otherwise stated below), as follows:

(a)          by mutual written agreement of the Company and Parent;

(b)          by either the Company or Parent, if:

(i)          the Effective Time shall not have occurred on or before 5:00 p.m.  (New York City time) on April 14, 2026 (the “Initial End Date” and, including as it may be extended below, the “End Date”); provided that (A) if any of the conditions to the Closing set forth in Section 8.01(b) (solely as it relates to any Antitrust Laws) or Section 8.01(c) has not been satisfied or, to the extent permissible, waived on or prior to the Initial End Date but all other conditions to Closing set forth in Article 8 have been satisfied (other than those conditions (x) that by their nature are to be satisfied at the Closing, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the End Date or (y) the satisfaction of which has been substantially prevented due to any Government Shutdown) or, to the extent permissible, waived, then the End Date may be extended to (and including) 5:00 p.m. (New York Time) on October 14, 2026 by either the Company or by Parent, by delivery of written notice to the other party at or prior to 5:00 p.m. (New York Time) on the Initial End Date, without further action of the other party, and, if so extended, such date shall be the “End Date” and (B) to the extent one or more Government Shutdowns affect the ability of the parties hereto to satisfy any of the conditions set forth in Section 8.01 prior to the Initial End Date, including due to a delay in the ability to make any applicable filings or in the review thereof by any Governmental Authority, then the Initial End Date shall be extended until 90 days following the date of the termination of the applicable Government Shutdown (provided that the Initial End Date shall not be so extended beyond May 31, 2026); and provided, further, that no party shall be permitted to terminate this Agreement pursuant to this Section 9.01(b)(i) if such party’s breach of any of its representations, warranties, covenants or agreements set forth in this Agreement in any manner shall have materially contributed to or resulted in the failure of the Effective Time to occur on or before the End Date;

(ii)         a Legal Restraint permanently restraining, enjoining, making illegal or otherwise prohibiting consummation of the Merger or the other transactions contemplated hereby shall become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 9.01(b)(ii) shall have used reasonable best efforts to prevent the entry of and to remove such Legal Restraint in accordance with Section 7.02; provided, further, that no party shall be permitted to terminate this Agreement pursuant to this Section 9.01(b)(ii) if such party’s breach of any of its representations, warranties, covenants or agreements set forth in this Agreement in any manner shall have materially contributed to or resulted in the failure of the condition set forth Section 8.01(b) to the consummation of the Merger to be satisfied; or

(iii)        the Company Stockholders’ Meeting (as it may be adjourned or postponed in accordance with this Agreement), in each case, at which a vote on the approval of this Agreement was taken, shall have concluded and the Required Stockholder Approval shall not have been obtained;

(c)          by Parent, if:

(i)          at any time prior to obtaining the Required Stockholder Approval, an Adverse Recommendation Change shall have occurred; or

(ii)         the Company shall have breached or failed to perform any representation, warranty, covenant or agreement set forth in this Agreement, which breach or failure to perform would cause any of the conditions set forth in Section 8.01 or Section 8.02, as applicable, not to be satisfied, and such breach or failure is incapable of being cured by the End Date or, if curable by the End Date, is not cured by the Company within the earlier of (A) 30 days of receipt by the Company of written notice from Parent of such breach or failure or (B) three Business Days prior to the End Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(c)(ii) if Parent or Merger Sub is then in breach in any material respect of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(d)         by the Company:

(i)         prior to obtaining the Required Stockholder Approval, in order to accept a Superior Proposal and enter into a binding and definitive written Alternative Acquisition Agreement with respect to such Superior Proposal, pursuant to Section 5.03(e); provided that (A) the Company has complied with its covenants and agreements under Section 5.03 in all material respects, (B) the Company pays the Termination Fee to Parent in accordance with Section 9.02(b)(iv) and (C) immediately following (and, for the avoidance of doubt, in no event prior to) such termination, the Company enters into such binding and definitive written Alternative Acquisition Agreement with respect to such Superior Proposal; or

(ii)         if Parent or Merger Sub shall have breached or failed to perform any representation, warranty, covenant or agreement set forth in this Agreement, which breach or failure to perform would cause any of the conditions set forth in Section 8.01 or Section 8.03, as applicable, not to be satisfied, and such breach or failure is incapable of being cured by the End Date or, if curable by the End Date, is not cured by Parent or Merger Sub within the earlier of (A) 30 days of receipt by Parent of written notice from the Company of such breach or failure or (B) three Business Days prior to the End Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(d)(ii) if the Company is then in breach in any material respect of any of its representations, warranties, covenants or agreements set forth in this Agreement.

The party desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall give written notice of such termination to the other parties.

Section 9.02.        Effect of Termination.

(a)          Except to the extent provided in Section 9.02(b) and Section 9.02(c), in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 9, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or any of its Representatives or Affiliates); provided that, notwithstanding anything in this Agreement to the contrary (other than Section 9.02(c)), (i) no such termination shall relieve any party hereto of any liability or damages to any other party resulting from any Fraud in connection with the transactions contemplated by this Agreement or Willful Breach of this Agreement, in which case such liabilities or damages, to the fullest extent permitted under Section 261(a)(1) of the DGCL, will not be limited to reimbursement of expenses or out of pocket costs and may include the benefit of the bargain lost (including any lost premium in case of liabilities or damages payable by Parent or Merger Sub) by the other party and its stockholders, taking into consideration all relevant matters, including other opportunities and the time value of money (and which amounts shall, in the case of liabilities or damages payable by Parent or Merger Sub, be recovered and retained by the Company) and (ii) the provisions set forth in this Section 9.02 and in Article 10 (and any related definitions contained in any such Section or Article) and the Confidentiality Agreement shall survive the termination of this Agreement.

(b)          The Company shall pay in cash to Parent or its designee, by wire transfer of immediately available funds, a termination fee of $32,250,000 (the “Termination Fee”), if this Agreement is terminated:

(i)          by either the Company or Parent, in each case, pursuant to Section 9.01(b)(i) or Section 9.01(b)(iii), or by Parent pursuant to Section 9.01(c)(ii) (in the case of a breach of Section 5.03 other than a Willful Breach); and, in each case, (A) an Acquisition Proposal shall have been made to the Company or made directly to the Company’s stockholders or shall otherwise have become publicly known, (B) such Acquisition Proposal shall not have been withdrawn without qualification, in each case, (I) prior to the date of such termination, with respect to any termination pursuant to Section 9.01(b)(i) or Section 9.01(c)(ii) (in the case of a breach of Section 5.03 other than a Willful Breach) or (II) prior to the date of the Company Stockholders’ Meeting, with respect to any termination pursuant to Section 9.01(b)(iii), and (C) at any time within 12 months after such termination, (I) the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal (whether or not such Acquisition Proposal is consummated) or (II) a transaction contemplated by any Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”); in which case the Termination Fee shall be paid immediately prior to or concurrently with the occurrence of either of the applicable events described in the foregoing clause (C);

(ii)         by Parent pursuant to Section 9.01(c)(i) or Section 9.01(c)(ii) (in the case of a Willful Breach of Section 5.03); in which case the Termination Fee shall be paid no later than three Business Days after the date of such termination;

(iii)       by the Company pursuant to Section 9.01(b)(i) or by either Parent or the Company pursuant to Section 9.01(b)(iii), and, in each such case, at the time of such termination, Parent had the right to terminate this Agreement pursuant to Section 9.01(c)(i) or Section 9.01(c)(ii) (in the case of a Willful Breach of Section 5.03); in which case the Termination Fee shall be paid no later than, in the case of such termination by Parent, three Business Days or, in the case of such termination by the Company, one Business Day, in each case, after the date of such termination; or

(iv)        by the Company pursuant to Section 9.01(d)(i); in which case the Termination Fee shall be paid concurrently with, and as a condition to, the effectiveness of such termination.

(c)          The Company hereby acknowledges and agrees that the agreements contained in this Section 9.02 are an integral part of the transactions contemplated hereby, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement.  Accordingly, if the Company fails to promptly pay any amounts due pursuant to this Section 9.02 and, in order to obtain such payment, Parent or Merger Sub, as applicable, commences a suit that results in a judgment against the Company for the fees set forth in this Section 9.02 or any portion of such fees, the Company shall pay Parent or its designee its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees, costs and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate as published by The Wall Street Journal (in effect on the date such payment was required to be made) from the date such payment was required to be made through the date of payment.  The parties acknowledge and agree that the Company shall not be obligated to pay the Termination Fee on more than one occasion.  Notwithstanding anything in this Agreement to the contrary, in the event that this Agreement is validly terminated in accordance with Section 9.01 and the Termination Fee becomes payable by, and is paid by, the Company pursuant to this Section 9.02, the Termination Fee shall be Parent’s sole and exclusive remedy for damages against the Company and its former, current or future stockholders, directors, officers, Affiliates, agents or other Representatives for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement set forth in this Agreement or the failure of the Merger to be consummated.

ARTICLE 10
MISCELLANEOUS

Section 10.01.      Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Parent or Merger Sub or, after the Effective Time, the Company or the Surviving Corporation, to:

BioCryst Pharmaceuticals, Inc.
4505 Emperor Blvd., Suite 200
Durham, NC 27703
Attention: Alane Barnes, Chief Legal Officer
E-mail: [***]

with a copy (which shall not constitute notice) to:

Covington & Burling LLP
30 Hudson Yards
New York, New York 10001
Attention: Jack Bodner; Andrew Ment
E-mail: [***]; [***]

if to the Company prior to the Effective Time, to:

Astria Therapeutics, Inc.
22 Boston Wharf Road, 10th Floor
Boston, MA 02210
Attention: Jill C. Milne, Chief Executive Officer
Email: [***]
with a copy to: Legal Department, [***]

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
60 State Street, 36th Floor
Boston, MA 02109
Attention: Rosemary G. Reilly; John H. Butler; Sally Wagner Partin
E-mail: [***]; [***]; [***]

or to such other address or e-mail address as such party may hereafter specify for the purpose by notice to the other parties hereto pursuant to this Section 10.01.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 10.02.     Survival.  The representations, warranties, covenants and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time; provided that this Section 10.02 shall not limit any covenant or agreement of the parties which by its terms contemplates performance, in whole or in part, after the Effective Time, which shall each survive.

Section 10.03.     Expenses.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 10.04.     Entire Agreement.  This Agreement, the Voting Agreements and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.  Notwithstanding any other provision of this Agreement to the contrary, the Company Disclosure Letter and the Parent Disclosure Letter are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein.

Section 10.05.     Binding Effect; Benefit; Assignment.

(a)          The provisions of this Agreement shall be binding on and, except as provided in Section 6.02, shall inure to the benefit of the parties hereto and their respective successors and assigns.

(b)          No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto, except that each of Parent or Merger Sub may transfer or assign its respective rights and obligations under this Agreement, in whole or from time to time in part, (i) to one or more of its Affiliates at any time, (ii) as collateral to any Financing Sources at any time and (iii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Sub of its respective obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Sub.

Section 10.06.     No Third Party Beneficiaries.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except (a) as provided in Section 6.02 with respect to the Persons referred to therein, (b) for Section 10.05(b), this Section 10.06, Section 10.07, Section 10.08(a), Section 10.11, Section 10.12 and Section 10.13 with respect to the Financing Sources, which shall be express third-party beneficiaries thereof, (c) that if this Agreement is validly terminated pursuant to Section 9.01, subject to Section 9.02, the Company shall have the right, on its own behalf and on behalf of and as agent for its stockholders, to pursue damages, but solely as a result of Fraud or a Willful Breach by Parent or Merger Sub (it being agreed that in no event shall any such stockholder be entitled to enforce any such rights, or any of Parent’s or Merger Sub’s obligations, under this Agreement, but rather the Company shall have the sole and exclusive right, to the fullest extent permitted by applicable Law, to do so as agent for such stockholders, and that any and all interests in the recovery of such losses or any such claim shall attach to the Shares and subsequently be transferred therewith), and (d) for, if the Effective Time occurs, (i) the right of the Company’s stockholders to receive the Merger Consideration in accordance with and subject to Section 2.04(a) and (ii) the right of the holders of Company Stock Options to receive the consideration contemplated by the applicable provisions of Section 2.07, in each case, on the terms and subject to the conditions of this Agreement.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 10.03 without notice or liability to any other Person.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto.  Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.07.      Non-Recourse.

(a)          Without limiting or otherwise modifying the rights of Parent or its Affiliates under any Debt Commitment Letter or any definitive agreements providing for the Debt Financing, the Company (on behalf of itself and the other Company Related Parties) hereby waives any claims or rights against any Financing Source relating to or arising out of the Debt Financing, any Debt Commitment Letter, the transactions contemplated thereby, or this Agreement and the transactions contemplated hereby, whether at law or in equity and whether in tort, contract or otherwise, in each case, solely prior to the Effective Time.  In furtherance and not in limitation of the foregoing waiver and agreement, it is acknowledged and agreed that no Financing Source will have any liability to the Company Related Parties for any claims or for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business, or anticipated savings), or damages of a tortious nature in connection with the Debt Financing, any Debt Commitment Letter, the transactions contemplated thereby, or this Agreement and the transactions contemplated hereby, in each case, solely prior to the Effective Time.

(b)          Each of the Company (on behalf of itself and the other Company Related Parties) and Parent (on behalf of itself and the other Parent Related Parties) agree (i) that this Agreement may only be enforced against, and any Action based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the Persons that are expressly named as parties hereto (or their permitted assigns pursuant to this Agreement), as applicable, and (ii) except to the extent named a party to this Agreement, no Company Related Party, Parent Related Party or Financing Source will have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of or by reason of the transactions contemplated hereby, except for claims that the Company, Parent or Merger Sub, as applicable, may assert against any Person that is party to, and solely pursuant to the terms of, any other agreements or documents entered in connection with this Agreement or the transactions contemplated hereby.

(c)            The rights of the Company Related Parties, the Parent Related Parties and the Financing Sources as set forth in this Section 10.07 are intended to benefit, and shall be enforceable by, each such Person.

(d)          This Section 10.07 will, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary. The provisions of this Section 10.07 will survive any termination of this Agreement. Notwithstanding anything to the contrary set forth herein, nothing in this Section 10.07 shall in any way limit or modify the rights and obligations of Parent Related Parties and the Company Related Parties under this Agreement or any Financing Source’s obligations to the Parent Related Parties under any Debt Financing and related debt financing commitment letter or the definitive debt financing agreements.

Section 10.08.      Amendments and Waivers.

(a)          Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) after the Required Stockholder Approval is obtained, if any such amendment shall by applicable Law require further approval of the Company’s stockholders, the effectiveness of such amendment shall be subject to the approval of the Company’s stockholders and (ii) solely if there is any Debt Financing, Section 10.05(b), Section 10.06, Section 10.07, this Section 10.08(a), Section 10.11, Section 10.12, Section 10.13 and the definition of “Financing Sources” may not be modified (including extending the time for performance), waived or terminated in a manner that is adverse in any material respect to the Financing Sources without the prior written consent of such Financing Sources (which consent shall not be unreasonably withheld, conditioned or delayed).

(b)          No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

Section 10.09.     Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.10.      Disclosure Letters and SEC Document References.

(a)          The parties hereto agree that any reference in a particular Section or Schedule of the Company Disclosure Letter or the Parent Disclosure Letter, as the case may be, shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company or Parent, as the case may be, that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of the Company or Parent, as the case may be, that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent on its face.

(b)         The parties hereto agree that any information contained in any part of the Company SEC Documents or Parent SEC Documents, as the case may be, shall only be deemed to be an exception to (or a disclosure for purposes of) the representations and warranties of the Company or Parent, as the case may be, if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent on its face.

Section 10.11.     Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

Section 10.12.      Jurisdiction.

(a)          The parties hereto agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum.  Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.01 shall be deemed effective service of process on such party.

(b)          Notwithstanding anything herein to the contrary, each of the parties hereto, on behalf of itself and its respective Affiliates, hereby (i) agrees that any Action of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Source or other Person providing Debt Financing in any way arising out of or relating to this Agreement, the Debt Financing, the other agreements and documents contemplated hereby, or the transactions contemplated hereby or thereby, or the performance thereof or services related thereto shall be subject to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York State Court sitting in the Borough of Manhattan in the City of New York so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such suit, action, audits, investigations, examinations, inquiries or proceeding to the exclusive jurisdiction of such court, (ii) agrees that any such Action shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), and (iii) irrevocably waives, to the fullest extent that they may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court.

Section 10.13.     WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY, VOLUNTARILY AND IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE DEBT FINANCING OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING ANY ACTION BROUGHT AGAINST ANY FINANCING SOURCE OR OTHER PERSON PROVIDING ANY DEBT FINANCING.

Section 10.14.     Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that money damages or other legal remedies would not be an adequate remedy for any such damage, and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (without proof of damages) in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.  Each party agrees that no other party or Person shall be required to obtain, furnish, post or provide any bond or other security or instrument in connection with any remedy referred to in this Section 10.14, and each party irrevocably waives any right that it may have to require the obtaining, furnishing, posting or provision of any such bond or other security or instrument.  If, prior to the End Date, any party brings any Action in accordance with this Section 10.14 to specifically enforce the performance of the terms and provisions of this Agreement by any other party, the End Date shall automatically be extended by (a) the amount of time during which such Action is pending, plus 20 Business Days or (b) such other time period established by the court presiding over such Action, as the case may be.

Section 10.15.     Counterparts; Effectiveness.  This Agreement may be signed manually or by facsimile or other electronic transmission by the parties (including in .pdf, .tiff, .jpg or similar format), in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (including by virtue of any other oral or written agreement or other communication).

 [Remainder of page intentionally blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

BIOCRYST PHARMACEUTICALS, INC.

By:	/s/ Jon Stonehouse
Name: Jon Stonehouse
Title: Chief Executive Officer

AXEL MERGER SUB, INC.

By:	/s/ Babar Ghias
Name: Babar Ghias
Title: President

[Signature page to Agreement and Plan of Merger]

ASTRIA THERAPEUTICS, INC.

By:	/s/ Jill C. Milne
Name: Jill C. Milne
Title: Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

EXHIBIT A

FORM OF CERTIFICATE OF INCORPORATION OF THE SURVIVING CORPORATION

Exhibit 99.1

VOTING AND SUPPORT AGREEMENT

among

BIOCRYST PHARMACEUTICALS, INC.

and
certain stockholders of ASTRIA THERAPEUTICS, INC.

Dated as of October 14, 2025

VOTING AND SUPPORT AGREEMENT dated as of October 14, 2025 (this “Agreement”), among BioCryst Pharmaceuticals, Inc., a Delaware corporation (“Parent”) and each of the signatories named on the signature pages hereto (each, a “Stockholder” and, collectively, the “Stockholders”).

Introduction

WHEREAS, each Stockholder is, as of the date hereof, the record and beneficial owner (for purposes of this Agreement, “beneficial owner” (including “beneficially own” and other correlative terms) shall have the meaning set forth in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of the number of the Shares, as set forth opposite the name of such Stockholder on Schedule I hereto;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Axel Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Astria Therapeutics, Inc., a Delaware corporation (the “Company”) are entering into that certain Agreement and Plan of Merger, dated as of the date hereof (as may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”; capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent upon the terms and subject to the conditions set forth therein; and

WHEREAS, as a condition and inducement to Parent and Merger Sub to enter into the Merger Agreement, each of Parent and Merger Sub has required that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1
VOTING AGREEMENT

SECTION 1.01          Voting Agreement.  (a) During the Agreement Period (as defined below), each Stockholder hereby agrees that, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of the Shares [or of Series X Preferred Shares]1, however called (each, a “Company Stockholders’ Meeting”), and in connection with any written consent of the holders of the Shares [or Series X Preferred Shares], such Stockholder shall appear at such meeting or otherwise cause all of such Stockholder’s Subject Shares to be counted as present thereat for purposes of calculating a quorum and vote (or cause to be voted) or, if applicable, deliver (or caused to be delivered) a written consent with respect to all of such Stockholder’s Subject Shares, in each case, to the fullest extent that such Subject Shares are entitled to be voted at the time of any vote or action by written consent:

1 NTD: Bracketed text to be included in form of warrant for Stockholders holding Series X Preferred Shares or Company Common Warrants only.

(i)         in favor of (A) the adoption of the Merger Agreement, the Merger and the approval of the transactions contemplated in the Merger Agreement and any actions related thereto; and (B) without limitation of the preceding clause (A), the approval of any proposal to adjourn or postpone the Company Stockholders’ Meeting to a later date if there are not sufficient votes for adoption of the Merger Agreement on the date on which the Company Stockholders’ Meeting is held; and

(ii)        against (A) any Acquisition Proposal or any acquisition agreement related to such Acquisition Proposal; (B) any election of new directors to the Board of Directors, other than nominees to the Board of Directors who are serving as directors of the Company on the date hereof or who are nominated for election by a majority of the Board of Directors, or as otherwise provided in the Merger Agreement; (C) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of such Stockholder under this Agreement or of the Company under the Merger Agreement; (D) each of the following actions (other than the transactions contemplated in the Merger Agreement): (I) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its Subsidiaries, (II) any sale, lease, license or other transfer of a material amount of the assets of the Company or any of its Subsidiaries, taken as a whole and (III) any reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its Subsidiaries; and (E) any corporate action the consummation of which would reasonably be expected to frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated in the Merger Agreement.

(b)          Each Stockholder shall retain at all times the right to vote or exercise such Stockholder’s right to consent with respect to such Stockholder’s Subject Shares in such Stockholder’s sole discretion and without any other limitation on those matters other than those set forth in Section 1.01(a) that are at any time or from time to time presented for consideration to the holders of the Shares generally.

SECTION 1.02           [Series X Preferred Shares. Each Stockholder that is a record or beneficial owner of any Series X Preferred Shares hereby agrees and consents to the terms and provisions of the Merger Agreement as they pertain or otherwise apply to the Series X Preferred Shares (including Section 2.04(c) of the Merger Agreement), for all purposes of the Merger Agreement, the Certificate of Designation, the Company’s certificate of incorporation, any Contract between such Stockholder and the Company, the DGCL or any other applicable Law].

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SECTION 1.03         [Company Common Warrants. Each Stockholder that is a record or beneficial owner of any Company Common Warrants hereby: (a) irrevocably elects, effective as of immediately prior to and conditioned on the occurrence of the Effective Time, to require the Company to purchase all such Company Common Warrants in exchange for payment of the Black Scholes Value thereof (and as defined thereof) (the “Black Scholes Payment Amount”) in cash pursuant to the second paragraph of Section 3(d) of such Company Common Warrant (the “Black Scholes Exercise Right”), and hereby agrees to take all action reasonably necessary in order to perfect such election; (b) agrees not to exercise any such Company Common Warrant and that, upon and subject to payment by Parent and receipt by such Stockholder of the Black Scholes Payment Amount in cash, such Company Common Warrant shall, without any further action on the part of such Stockholder or any other Person, cease to exist or otherwise be exercisable, notwithstanding anything to the contrary in Section 2.04(a) of the Merger Agreement; and (c) waives to the maximum extent permissible under applicable Law any notice or consent requirement that may be applicable under the DGCL, any other applicable Law, the Merger Agreement, the Company Common Warrants, or any other Contracts, agreements or instruments to the extent related to the Company Common Warrants, in each case in connection with the entry into the Merger Agreement or the occurrence of the Merger or any other transaction contemplated under the Merger Agreement. Parent hereby acknowledges and agrees that the obligation to pay the Black Scholes Payment Amount in cash shall survive the consummation of the Merger and that the Company Common Warrants shall not be deemed automatically canceled or converted until the Company or Parent pays the Black Scholes Payment Amount in cash to the Stockholder pursuant to this Agreement, which payment shall be made by Parent no later than two (2) Business Days following the later of (i) the Effective Time and (ii) delivery by the Stockholder of instructions designating a bank account for the making of such payment.]

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

SECTION 2.01            Representations and Warranties of Stockholder.  Each Stockholder severally but not jointly as to any other Stockholder represents and warrants to Parent as follows as of the date hereof:

(a)          Organization.  If such Stockholder is not an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

(b)        Authorization.  If such Stockholder is not an individual, it has the requisite corporate, limited liability company, partnership or trust power and authority, and has taken all action necessary, to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.  If such Stockholder is an individual, such Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform such Stockholder’s obligations hereunder.  This Agreement has been duly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery hereof by Parent, constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.  If such Stockholder is a married individual, and any of the Subject Shares of such Stockholder constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly executed and delivered by such Stockholder’s spouse (including pursuant to Section 3.07) and, assuming the due authorization, execution and delivery hereof by Parent, is enforceable against such Stockholder’s spouse in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.  If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement.

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(c)          No Conflict.  (i) Neither the execution and delivery of this Agreement by such Stockholder nor the consummation by such Stockholder of the transactions contemplated hereby, nor compliance by such Stockholder with any of the terms or provisions hereof, will (A) if such Stockholder is not an individual, conflict with or violate any provision of its certificate of incorporation, bylaws or similar organizational documents, (B) assuming that each of the filings referred to in Section 2.01(c)(ii) are made and any applicable waiting periods referred to therein have expired, contravene, conflict with or result in a violation or breach of any provision of any Laws applicable to such Stockholder, (C) require any consent or other action by any Person under, constitute a breach or default, or an event that, with or without notice or lapse of time or both, would constitute a breach or default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which such Stockholder is entitled under any provision of any Contract binding on such Stockholder or (D) result in the creation or imposition of any Lien upon such Stockholder’s Subject Shares (except for any applicable restrictions on transfer under the Securities Act or as created by this Agreement (the “Permitted Exceptions”)), other than in the case of clauses (B), (C) and (D) as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Stockholder’s ability to perform its obligations under this Agreement.

         (ii)         Except for (A) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable U.S. state or federal or any foreign securities Laws and the rules and requirements of Nasdaq, and (B) actions or filings the failure of which to be made or obtained has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Stockholder’s ability to perform its obligations under this Agreement, no consents or approvals of, or filings, declarations or registrations with, any Governmental Body or any other Person are necessary for the execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby.

(d)         Ownership of Subject Shares.  As of the date hereof, such Stockholder (together with such Stockholder’s spouse if such Stockholder is married and the Subject Shares constitute community property under applicable Laws) is, and (except with respect to any Subject Shares Transferred (as defined below) in accordance with Section 3.02) at all times during the Agreement Period will be, the record or beneficial owner of such Shares [and Series X Preferred Shares] as set forth opposite the name of such Stockholder on Schedule I hereto (together with any Shares, [Series X Preferred Shares] or other securities that may become subject to this Agreement as provided in Section 3.04, including pursuant to any exercise of Company Stock Options, [Company Pre-Funded Warrants or Company Common Warrants, or conversion of any Series X Preferred Shares, ] the “Subject Shares”) free and clear of any Liens (except for the Permitted Exceptions) and with no restrictions on such Stockholder’s rights of voting or disposition pertaining thereto, except for any applicable restrictions on Transfer (as defined below) under the Securities Act.  Except to the extent of any Subject Shares acquired after the date hereof (which shall become Subject Shares upon that acquisition), the Subject Shares set forth on Schedule I opposite the name of such Stockholder are the only Company Securities beneficially owned by such Stockholder on the date hereof, and such Stockholder does not beneficially own any other Company Securities.

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(e)        Proxy.  Except for this Agreement, none of such Stockholder’s Subject Shares are subject to any voting agreement, voting trust or other agreement or arrangement, including any proxy, consent or power of attorney, with respect to the voting of the Subject Shares on the date hereof, except pursuant to this Agreement.  Such Stockholder further represents that any proxies heretofore given in respect of the Subject Shares, if any, are revocable.

(f)         Absence of Litigation.  With respect to such Stockholder, as of the date hereof, there is no Action pending or, to the knowledge of such Stockholder, threatened against or affecting such Stockholder or any of such Stockholder’s Subject Shares that could reasonably be expected to impair the ability of such Stockholder to perform his, her or its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(g)        Reliance.  Such Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

(h)         Finder’s Fees.  No agent, broker, investment banker, finder or other intermediary is or will be entitled to any fee or commission or reimbursement of expenses from Parent, Merger Sub or the Company or any of their respective Affiliates in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Stockholder.

SECTION 2.02            Representations and Warranties of Parent.  Parent hereby represents and warrants, as of the date hereof, to each Stockholder as follows:

(a)          Organization.  Parent has been duly organized, is validly existing and in good standing (where such concept is recognized under applicable law) under the Laws of its jurisdiction of organization.

(b)        Authorization.  Parent has the requisite authority, and has taken all action necessary, to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery hereof by the Stockholders, constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its respective terms, except as enforceability may be limited by the Enforceability Exceptions.

(c)          No Conflict.  (i) Neither the execution and delivery of this Agreement by Parent nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (A) conflict with or violate any provision of the certificate of incorporation and bylaws of Parent, (B) violate any Law or Judgment applicable to Parent, or (C) result in any violation or breach of any Contract to which Parent is a party, other than in the case of clauses (A), (B) and (C) has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such the ability of Parent to perform its obligations under this Agreement.

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         (ii)        Except for (A) compliance with any applicable requirements of the Securities Act, the Exchange Act or any other United States state or federal securities Laws, (B) compliance with any rules or regulations of Nasdaq, and (C) actions or filings the failure of which to be made or obtained has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent to perform its obligations under this Agreement, no consents or approvals of, or filings, declarations or registrations with, any Governmental Body or any other Person are necessary for the execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby.

ARTICLE 3
CERTAIN COVENANTS

SECTION 3.01            No Solicitation.  Without limiting and subject to the provisions of Section 4.18, during the Agreement Period, each Stockholder (solely in his, her or its capacity as a stockholder of the Company) agrees that it, he or she will not, directly or indirectly, take any action or omit to take any action that the Company is not permitted to take or omit to take pursuant to Sections 5.03 of the Merger Agreement.

SECTION 3.02           No Proxies for or Liens on Company Securities.  (a) Except pursuant to the terms of this Agreement, including Section 3.02(b), no Stockholder shall (nor permit any Person under such Stockholder’s control to), without the prior written consent of Parent, directly or indirectly, (i) grant any proxies, consents, powers of attorney, rights of first offer or refusal or enter into any voting trust or voting agreement or arrangement with respect to the voting of any Subject Shares, (ii) sell (including short sell), assign, transfer, tender, pledge, encumber, grant a participation interest in, hypothecate, place in trust or otherwise dispose of (including by gift), whether voluntarily or by operation of law, or limit its right, title or interest or right to vote in any manner with respect to (except, in each case, by will or under the laws of intestacy) any Subject Shares or any other Company Securities (any transaction described in this clause (ii), a “Transfer”), (iii) enter into any Contract with respect to the direct or indirect Transfer of any Subject Shares or any other Company Securities, or (iv) otherwise permit any Liens (other than the Permitted Exceptions) to be created on any Subject Shares or other Company Securities held or owned by such Stockholder.

(b)        Notwithstanding anything in Section 3.02(a) to the contrary, any Stockholder (i) who is an individual may Transfer Subject Shares (A) to any member of such Stockholder’s immediate family, (B) to a trust for the sole benefit of such Stockholder or any member of such Stockholder’s immediate family (i.e., spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild) or (C) upon the death of such Stockholder and (ii) that is not an individual may (A) Transfer Subject Shares or Company Securities to any parent entity, Subsidiary or Affiliate under common control with such Stockholder, or to a partner or member of such Stockholder or (B) effect a [Black Scholes Exercise pursuant to and in accordance with the terms of the Company Common Warrant or to effect a ]cashless exercise for the primary purpose of paying the exercise price of any Company [Common Warrant or Company] Stock Option or to cover tax withholding obligations in connection with such exercise to the extent permitted by the instruments representing such securities; provided that any such Transfer referred to in this Section 3.02(b) (other than in the case of clause (i)(C) or (ii)(B)) shall be permitted only if the applicable Transferee agrees in writing to be bound by the terms of this Agreement.

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SECTION 3.03          Documentation and Information.  Each Stockholder (a) consents to and authorizes the publication and disclosure by Parent or the Company of such Stockholder’s identity and holding of Subject Shares and other Company Securities, the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement (including, for clarity, the disclosure of this Agreement) and any other information, in each case, that Parent or the Company reasonably determines is required to be disclosed by applicable Laws in any press release, any registration statement, any schedules and documents filed or furnished by Parent or the Company with the SEC or any other disclosure document in connection with the transactions contemplated by the Merger Agreement, and (b) agrees promptly to give to Parent (or the Company, if so directed by Parent) any information related to such Stockholder that Parent or the Company may reasonably require for the preparation of any such disclosure documents.  Each Stockholder agrees promptly to notify Parent of any required corrections with respect to any information supplied by such Stockholder specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect.  Parent hereby consents to and authorizes each Stockholder to make such disclosure or filings to the extent required by the SEC or Nasdaq.

SECTION 3.04          Additional Subject Shares.  In the event that a Stockholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional Company Securities with voting rights, or any other voting interest with respect to the Company, such Company Securities and voting interests shall, without further action of the parties, be subject to the provisions of this Agreement, and the number of Subject Shares and Company Securities set forth on Schedule I opposite the name of such Stockholder will be deemed amended accordingly.  Each Stockholder shall promptly notify Parent of any such event.

SECTION 3.05          Certain Adjustments.  In the event of a stock split, stock dividend or distribution, or any change in the Shares [or Series X Preferred Shares ]by reason of a stock split, reverse stock split, recapitalization, combination, reclassification, readjustment, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include such Shares [and Series X Preferred Shares, as the case may be], as well as all such stock dividends and distributions and any securities into which or for which any or all of such Shares [or Series X Preferred Shares] may be changed or exchanged.

SECTION 3.06          Waiver of Appraisal Rights and Actions.  Each Stockholder hereby (a) irrevocably waives and agrees not to exercise any rights such Stockholder may have as to appraisal, dissent or any similar or related matter with respect to any of such Stockholder’s Subject Shares that may arise with respect to the Merger or any of the other transactions contemplated by the Merger Agreement and (b) agrees (i) not to commence or participate in, and (ii) to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective Affiliates relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger or any other transactions contemplated in the Merger Agreement, including any such claim (A) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, or (B) alleging a breach of any fiduciary duty of the Board of Directors in connection with the Merger Agreement or the other transactions contemplated in the Merger Agreement.

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SECTION 3.07           Spousal Consent.  If Stockholder is a married individual and any of the Subject Shares or other Company Securities constitutes community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, such Stockholder shall deliver to Parent, concurrently herewith, a duly executed consent of such Stockholder’s spouse, in the form attached hereto as Exhibit A.

SECTION 3.08          Certain Transactions Involving Parent Shares.  During the Agreement Period, each Stockholder agrees not to enter into any option, put, call, derivative or other Contract, arrangement or understanding with respect to any current or future offer, sale, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), including any hedge, swap or other similar arrangement, of any Parent Common Stock (whether or not owned of record or beneficially by such Stockholder) or any interest in any Parent Common Stock (whether or not owned of record or beneficially by the Stockholder), other than with the prior written consent of Parent or as may be specifically permitted pursuant to a written Contract between such Stockholder and Parent governing the transferability of Parent Common Stock or any interest in any Parent Common Stock. Any transaction in violation of this Section 3.08 shall be null and void and of no effect whatsoever.  For the avoidance of doubt, nothing in this Section 3.08 shall prohibit a Stockholder from effecting bona fide sales or purchases of Parent Common Stock in open-market transactions or privately negotiated transactions not involving any derivative, hedge, pledge, or similar arrangement.

SECTION 3.09         Further Assurances.  Parent and each Stockholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, in order to perform their respective obligations under this Agreement.

ARTICLE 4
MISCELLANEOUS

SECTION 4.01          Termination.  This Agreement shall automatically terminate and become void and of no further force or effect on the earlier of (the period from the date hereof through such earlier time being referred to as the “Agreement Period”): (a) the Effective Time; (b) the termination of this Agreement by written notice from Parent to the Stockholders; (c) with respect to each Stockholder, the termination of this Agreement by written notice from such Stockholder to Parent following the amendment, modification or waiver by Parent of the terms of the Merger Agreement (i) to reduce or change the form of the consideration to be paid to such Stockholder in connection with the Merger, (ii) to create any additional conditions to the consummation of the Merger or (iii) that would reasonably be expected to adversely affect the Stockholder in any but a de minimis respect and (d) the termination of the Merger Agreement in accordance with its terms; provided that (i) this Section 4.01, Section 4.03, Section 4.04, Section 4.05, Section 4.06, Section 4.07, Section 4.08, Section 4.10, Section 4.12, Section 4.13 and Section 4.14 shall survive any such termination, and (ii) [Section 1.02, Section 1.03 and Section 3.02 shall survive any termination effected pursuant to the foregoing clause (a), and (iii) ]upon termination of this Agreement, all other obligations of the parties hereunder will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, further, that the termination of this Agreement shall not relieve any party from liability arising from fraud or any willful and intentional breach prior to such termination. For clarity, this Agreement shall not terminate upon any Adverse Recommendation Change unless the Merger Agreement is terminated in accordance with its terms.

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SECTION 4.02           No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares or other Company Securities.  All rights, ownership and economic benefits of and relating to the Subject Shares and applicable Company Securities shall remain vested in and belong to the Stockholders, and Parent shall have no authority to direct any Stockholder in the voting or disposition of any of the Subject Shares or such Company Securities, except as otherwise provided herein.

SECTION 4.03          Representations and Warranties.  The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Agreement Period.

SECTION 4.04           Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including e-mail transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Parent, to:

BioCryst Pharmaceuticals, Inc.
4505 Emperor Blvd., Suite 200
Durham, NC 27703
Attention: Alane Barnes, Chief Legal Officer
E-mail:  [***]

with a copy (which shall not constitute notice) to:

Covington & Burling LLP
30 Hudson Yards
New York, New York 10001
Attention: Jack Bodner; Andrew Ment
E-mail: [***]; [***]

if to a Stockholder, to his, her or its address set forth on such Stockholder’s signature page hereto.

or to such other address or e-mail address as such party may hereafter specify for the purpose by notice to the other parties hereto pursuant to this Section 4.04.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

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SECTION 4.05          Amendment; Waiver.  Any provision of this Agreement may be amended or waived during the Agreement Period if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable law.

SECTION 4.06           Expenses.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, whether or not such transactions are consummated.

SECTION 4.07           Binding Effect; Benefit; Assignment.

(a)          The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

(b)         No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto, except that Parent may transfer or assign its respective rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided that such transfer or assignment shall not relieve Parent of respective obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent.

SECTION 4.08          Governing Law; Jurisdiction; WAIVER OF JURY TRIAL; Specific Performance.

(a)         This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

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(b)       The parties hereto agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum.  Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 4.04 shall be deemed effective service of process on such party.

(c)         EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY, VOLUNTARILY AND IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(d)         The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that money damages or other legal remedies would not be an adequate remedy for any such damage, and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (without proof of damages) in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.  Each party agrees that no other party or Person shall be required to obtain, furnish, post or provide any bond or other security or instrument in connection with any remedy referred to in this Section 4.08(d), and each party irrevocably waives any right that it may have to require the obtaining, furnishing, posting or provision of any such bond or other security or instrument.

SECTION 4.09          Entire Agreement; Counterparts; Effectiveness.  This Agreement (including its Exhibits and Schedules) constitutes the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties hereto and their respective Affiliates with respect to the subject matter hereof and thereof. This Agreement may be signed manually or by facsimile or other electronic transmission by the parties (including in .pdf, .tiff, .jpg or similar format), in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective with respect to each Stockholder when such Stockholder and Parent shall each have received a counterpart hereof signed by the other.  Until and unless a Stockholder and Parent has received a counterpart hereof signed by the other, this Agreement shall have no effect on such Stockholder and neither such Stockholder nor Parent (as it relates to such Stockholder) shall have any right or obligation hereunder (including by virtue of any other oral or written agreement or other communication).

SECTION 4.10            Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

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SECTION 4.11          No Third Party Beneficiaries.  This Agreement is not intended to and shall not confer upon any Person other than the parties hereto (and their respective heirs, successors and permitted assigns) any rights, remedies, benefits, obligations, liabilities or claims hereunder.

SECTION 4.12            Construction.  Section 1.02 of the Merger Agreement shall apply to this Agreement mutatis mutandis, as if set forth herein in its entirety.

SECTION 4.13           Obligations; Stockholder Capacity.  The obligations of each Stockholder under this Agreement are several and not joint, and no Stockholder shall have any liability or obligation under this Agreement for any breach hereunder by any other Stockholder.  Each Stockholder is signing and entering this Agreement solely in his, her or its capacity as the beneficial owner of such Stockholder’s Subject Shares and other Company Securities, and nothing herein shall limit or affect in any way any actions that may be hereafter taken by him, her or it in his, her or its capacity as an employee, officer or director of the Company or any of its Subsidiaries, and no such action or omission shall constitute a breach of this Agreement.

SECTION 4.14           Limitation of Liability. Parent and Merger Sub agree that each Stockholder will not be liable for any claims, losses, damages, liabilities or other obligations resulting from any breach of the Merger Agreement by the Company. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall relieve any Person for liability for Fraud.

[Signature Page Follows]

12

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

BIOCRYST PHARMACEUTICALS, INC.

By:
Name:
Title:

[Signature page to Voting and Support Agreement]

[NAME OF STOCKHOLDER]

[for an entity, include:	Name:]
[for an entity, include:	Title:]

Address:

Attention:
Email:

[Signature page to Voting and Support Agreement]

SCHEDULE I

SUBJECT SHARES AND OTHER COMPANY SECURITIES

Stockholder Name	Company Securities Beneficially Owned
[●]	Shares:	[●]
	[Company Stock Options:]	[●]
	[Series X Preferred Shares:]	[●]
	[Company Pre-Funded Warrants:]	[●]
	[Company Common Warrants:]	[●]

EXHIBIT A

CONSENT OF SPOUSE

In consideration of the execution of that certain Voting and Support Agreement, (the “Voting Agreement”), dated as of October 14, 2025 by and among BioCryst Pharmaceuticals, Inc., a Delaware corporation (“Parent”) and each of the individuals and entities listed on the signature pages thereto, including _________________________ (the “Stockholder”), I, the undersigned, spouse of the Stockholder, have been given a copy of, and have had an opportunity to review, the Voting Agreement and clearly understand the provisions contained therein.

I hereby approve the Voting Agreement and appoint my spouse as my attorney-in-fact in respect to the exercise of any rights under the Voting Agreement.  I agree to be bound by and accept the provisions of the Voting Agreement in lieu of all other direct or indirect legal, equitable, beneficial, representative community property or other interest I may have in the Subject Shares (as defined in the Voting Agreement) held by my spouse under the laws in effect in the state or other applicable jurisdiction of our residence as of the date of the signing of the Voting Agreement.

(Signature)

Name:
(Please Print)

Dated:

Exhibit 99.2

BioCryst to Acquire Astria Therapeutics, Strengthening Presence in HAE, Transforming Growth Profile

– Deal to add navenibart, a late-stage and long-acting plasma kallikrein inhibitor, in Phase 3 clinical development, to BioCryst’s HAE portfolio –

– Solidifies double digit growth trajectory for HAE portfolio over the next decade –

– BioCryst expects to remain profitable (non-GAAP) and cash flow positive post-transaction –

– Implied aggregate equity-value of approximately $920 million and implied enterprise value of approximately $700 million –

– BioCryst to host conference call today at 8:00 a.m. ET –

RESEARCH TRIANGLE PARK, N.C., and BOSTON, M.A., Oct. 14, 2025 (GLOBE NEWSWIRE) -- BioCryst Pharmaceuticals, Inc. (Nasdaq: BCRX) and Astria Therapeutics, Inc. (Nasdaq: ATXS) today announced that the companies have entered into a definitive agreement under which BioCryst has agreed to acquire Astria, a biopharmaceutical company focused on developing life-changing therapies for allergic and immunologic diseases, for a mix of cash and stock representing an implied value of $13.00 per Astria share, and approximately $700 million in enterprise value. The transaction was unanimously approved by both the BioCryst and Astria Boards of Directors. Upon closing of the transaction, which is expected in the first quarter of 2026 subject to customary closing conditions, Jill C. Milne, Ph.D., Chief Executive Officer of Astria Therapeutics, will join the BioCryst board of directors.

Astria’s lead product candidate navenibart is an injectable, long-acting, monoclonal antibody inhibitor of plasma kallikrein for hereditary angioedema (HAE) prophylaxis. Navenibart’s potentially best-in-class clinical profile and highly differentiated every 3- and 6-month administration schedule could offer significant improvements over existing injectable options and address key unmet needs in the HAE patient community.

BioCryst’s established commercialization infrastructure and deep expertise in HAE are expected to maximize the reach of navenibart, expanding access for patients. With the addition of navenibart, BioCryst’s portfolio will include both a leading oral and potentially best-in-class injectable therapy for HAE, empowering physicians and patients with optimal choices for individualized care.

Upon closing of the transaction, BioCryst will also obtain Astria’s early-stage program for atopic dermatitis, STAR-0310. BioCryst plans to seek strategic alternatives for this asset.

“We believe this transaction gives BioCryst a perfect second product candidate that fits seamlessly with our HAE core competency and enables us to build out a comprehensive portfolio that could offer the most patient-friendly option, regardless of administration preference.” said Jon Stonehouse, Chief Executive Officer of BioCryst. “Navenibart can emerge as the injectable of choice for patients seeking infrequent, pain-free dosing, strong attack control, and a mechanism of action they know and understand. With our leading product, Orladeyo, and navenibart’s potentially best-in-class profile, we will be well-positioned to drive sustainable growth and profitability while optimally serving the HAE patient community.”

“We are thrilled to have navenibart become an integral part of BioCryst’s HAE portfolio, advancing our shared mission of empowering patients to live beyond the limitations of their disease,” said Jill C. Milne, Ph.D., Chief Executive Officer of Astria Therapeutics. “We have great confidence in BioCryst’s proven expertise and ability to successfully bring navenibart to patients who need better options for managing HAE and improving their quality of life. Importantly, this transaction represents a compelling outcome for Astria stockholders, providing cash for their shares at closing as well as continued ownership of BioCryst. I am incredibly proud of our talented Astria team, whose dedication and hard work have brought us to this important milestone.”

Compelling Strategic Benefits:

•
Portfolio expansion with late-stage, rare disease product candidate. Navenibart is in Phase 3 clinical development with top line data from the pivotal ALPHA-ORBIT trial expected in early 2027 and has the potential to be the leading injectable HAE treatment. In earlier clinical trials, navenibart demonstrated strong efficacy and a favorable safety and tolerability profile.

•
Significant opportunity for innovation in HAE prophylaxis. BioCryst anticipates a navenibart commercial launch into an addressable market of over 5,000 patients treated with injectable prophylaxis, many of whom prefer a longer-acting, lower treatment burden option. Navenibart’s highly differentiated clinical profile positions it to transform the current injectable treatment landscape.

•
Commercialization infrastructure enables a steep launch curve. BioCryst’s proven track record of successful commercial execution, driven by experienced sales and marketing teams, a robust patient services platform, state-of-the-art data analytics, and strong stakeholder relationships, represents a repeatable playbook to accelerate both the growth trajectory for navenibart and access for patients from launch.

Compelling Financial Benefits:

•	Transforms long-term revenue growth trajectory. The addition of navenibart has the potential to extend BioCryst’s runway for double digit revenue growth through the next decade.

•	Maintains strong near-term financial profile. BioCryst anticipates continued profitability (non-GAAP) and positive cash flow post-transaction.

•
Significant operating synergies with immediate upside post-launch. BioCryst expects the transaction to be accretive to operating profit (non-GAAP) in the first full year of revenue after navenibart’s anticipated launch. BioCryst will leverage its existing industry-leading commercialization infrastructure to accelerate navenibart’s launch and deliver substantial operating synergies over time.

Transaction Details

Under the terms of the agreement, BioCryst will acquire all outstanding shares of Astria for consideration per share consisting of $8.55 in cash and 0.59 shares of BioCryst common stock, which, based on BioCryst’s 20-day VWAP of $7.54 as of October 8, 2025, reflects an implied value of $13.00 per share of Astria and approximately $700 million in enterprise value. The implied $13.00 value of the per share merger consideration represents a premium of approximately 53% over Astria’s closing share price on October 13, 2025, and 71% over Astria’s 20-day VWAP as of October 13, 2025.

BioCryst paid off all remaining debt from Pharmakon on October 8, 2025, after the closing of sale of its European business. As part of this transaction, BioCryst has also entered into a debt commitment letter for a strategic financing facility with funds managed by Blackstone with a total capacity of up to $550 million. BioCryst expects the cash portion of total consideration to be funded with cash on hand and a portion of the Blackstone facility.

Astria stockholders will own approximately 15% of proforma equity in the combined company based on basic shares outstanding. The transaction has been unanimously approved by the Boards of Directors of both companies and is expected to close in the first quarter of 2026, pending customary regulatory approvals and approval by Astria stockholders. Certain stockholders of Astria, including each director and each executive officer, as well as affiliates of Perceptive Advisors, LLC, Astria’s largest stockholder, have entered into voting and support agreements in support of the transaction.

Advisors

BofA Securities, Inc. is serving as exclusive financial advisor and Covington & Burling LLP is serving as legal counsel to BioCryst. Evercore is serving as exclusive financial advisor and Sidley Austin LLP is serving as legal counsel to Astria.

Conference Call and Webcast

BioCryst management will host a conference call and webcast at 8:00 a.m. ET today to discuss the transaction. The live call may be accessed by dialing 1-844-481-2942 for domestic callers and 1-412-317-1866 for international callers. A live webcast and replay of the call will be available online in the investors section of the company website at www.biocryst.com.

About BioCryst Pharmaceuticals

BioCryst Pharmaceuticals is a global biotechnology company with a deep commitment to improving the lives of people living with hereditary angioedema and other rare diseases. BioCryst leverages its expertise in structure-guided drug design to develop first-in-class or best-in-class oral small-molecule and protein therapeutics to target difficult-to-treat diseases. BioCryst has commercialized ORLADEYO® (berotralstat), the first oral, once-daily plasma kallikrein inhibitor, and is advancing a pipeline of small-molecule and protein therapies.

About Astria Therapeutics

Astria Therapeutics is a biopharmaceutical company, whose mission is to bring life-changing therapies to patients and families affected by allergic and immunologic diseases. Astria’s lead program, navenibart (STAR-0215), is a monoclonal antibody inhibitor of plasma kallikrein in clinical development for the treatment of hereditary angioedema. Astria’s second program, STAR-0310, is an investigational monoclonal antibody OX40 antagonist in clinical development for the treatment of atopic dermatitis.

No Offer or Solicitation

This report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Important Additional Information will be Filed with the SEC

In connection with the proposed transaction, BioCryst Pharmaceuticals, Inc. (“BioCryst”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”), which will contain a proxy statement of Astria Therapeutics, Inc. (“Astria”) and a prospectus of BioCryst (the “proxy statement/prospectus”), and each of BioCryst and Astria may file with the SEC other relevant documents regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY BIOCRYST AND ASTRIA, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BIOCRYST, ASTRIA AND THE POTENTIAL ACQUISITION OF ASTRIA BY BIOCRYST (THE “TRANSACTION”).  When final, a definitive copy of the proxy statement/prospectus will be mailed to Astria stockholders.  Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus, as well as other filings containing information about BioCryst and Astria, free of charge from BioCryst or Astria or from the SEC’s website when they are filed.  The documents filed by BioCryst with the SEC may be obtained free of charge at BioCryst’s website, at www.biocryst.com, or by requesting them by mail at BioCryst Pharmaceuticals, Inc., 4505 Emperor Boulevard, Suite 200, Durham, North Carolina 27703, Attention: Corporate Secretary. The documents filed by Astria with the SEC may be obtained free of charge at Astria’s website, at www.astriatx.com, or by requesting them by mail at Astria Therapeutics, Inc., 22 Boston Wharf Road, 10th Floor, Boston, Massachusetts, 02210, Attention: Investor Relations. The information included on BioCryst’s and Astria’s websites is not incorporated by reference into this press release.

Participants in the Solicitation

BioCryst and Astria and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Astria in respect of the proposed transaction.  Information about BioCryst’s directors and executive officers is available in BioCryst’s proxy statement dated April 24, 2025 for its 2025 Annual Meeting of Stockholders, and other documents filed by BioCryst with the SEC.  Information about Astria’s directors and executive officers is available in Astria’s proxy statement dated April 28, 2025, for its 2025 Annual Meeting of Stockholders, and other documents filed by Astria with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from BioCryst or Astria as indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are based on, among other things, BioCryst management’s and Astria management’s beliefs, assumptions, current expectations, estimates and projections about the economy and BioCryst and Astria and the industry in which they operate.  Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements.  Forward-looking statements include statements regarding, among other things, the expected benefits of the Transaction and BioCryst’s ability to recognize the benefits of the Transaction, the anticipated timing of the closing of the Transaction, the anticipated financial impact of the Transaction, BioCryst’s or the combined company’s performance following the Transaction, including future financial and operating results, anticipated approval and commercialization of navenibart, pharmaceutical research and development, such as drug discovery, preclinical and clinical development activities and related timelines, expected HAE portfolio revenue growth and addressable market, anticipated benefits, performance, and competitive positioning of, and market size for, navenibart, potential best-in-class profile of product candidates (including navenibart), and BioCryst’s and Astria’s plans, objectives, expectations, intentions, growth strategies and other statements that are not historical facts. BioCryst and Astria caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results.  Such risks and uncertainties include, among others, the following possibilities:  the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement entered into between BioCryst and Astria; the outcome of any legal proceedings that may be instituted against BioCryst or Astria; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction) and Astria stockholder approval or to satisfy any of the other conditions to the Transaction on a timely basis or at all; the possibility that the anticipated benefits of the Transaction, including anticipated synergies, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where BioCryst and Astria do business; the significant indebtedness BioCryst expects to incur in connection with the Transaction and the need to generate sufficient cash flows to service and repay such debt; the possibility that the Transaction may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; risks relating to the potential dilutive effect of shares of BioCryst common stock to be issued in the Transaction; BioCryst’s HAE portfolio and revenue growth expectations may not be achieved due to, among other risks, risks related to government actions, including that decisions and other actions, including as they relate to pricing for navenibart, may not be taken when expected or at all, or that the outcomes of such decisions and other actions may not be in line with BioCryst’s current expectations, risks that the FDA, or other applicable regulatory agency, may not provide regulatory clearances or approval for navenibart on the expected timeline or at all, may impose certain restrictions, warnings, or other requirements on products and product candidates (including navenibart), may impose a clinical hold with respect to navenibart, or may withhold, delay, or withdraw market approval for products and product candidates (including navenibart), and risks that navenibart, if approved, may not achieve market acceptance; sustainability of profitability and positive cash flow, and anticipated cash balance, may not meet management’s expectations; statements and projections regarding financial guidance and goals and the attainment of such goals may differ from actual results based on market factors and BioCryst’s ability to execute its operational and budget plans; actual financial results may not be consistent with expectations, including that revenue, operating expenses and cash usage may not be within management’s expected ranges; ongoing and future preclinical and clinical development of product candidates may take longer than expected and may not have positive results; the outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials; and other factors that may affect future results of BioCryst, Astria and the combined company.  Additional factors that could cause results to differ materially from those described above can be found in BioCryst’s Annual Report on Form 10-K for the year ended December 31, 2024, Astria’s Annual Report on Form 10-K for the year ended December 31, 2024, Astria’s Quarterly Report on Form 10-Q for the three months ended June 30, 2025, and in other documents BioCryst and Astria file with the SEC, which are available on the SEC’s website at www.sec.gov.

BCRXW

BioCryst Contacts
Investors:
investorrelations@biocryst.com

Media:
media@biocryst.com

Astria Contacts
Investor Relations and Media:
Elizabeth Higgins
investors@astriatx.com

Exhibit 99.3

BioCryst to Acquire Astria Therapeutics

October 14, 2025

cryst
KR-005-004
5 mg

biocryst®

 October 14, 2025  BioCryst to Acquire Astria Therapeutics

 2  Important Additional Information will be Filed with the SEC   In connection with the proposed transaction, BioCryst Pharmaceuticals, Inc. (“BioCryst”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”), which will contain a proxy statement of Astria Therapeutics, Inc. (“Astria”) and a prospectus of BioCryst (the “proxy statement/prospectus”), and each of BioCryst and Astria may file with the SEC other relevant documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY BIOCRYST AND ASTRIA, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BIOCRYST, ASTRIA AND THE POTENTIAL ACQUISITION OF ASTRIA BY BIOCRYST (THE “TRANSACTION”). When final, a definitive copy of the proxy statement/prospectus will be mailed to Astria stockholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus, as well as other filings containing information about BioCryst and Astria, free of charge from BioCryst or Astria or from the SEC’s website when they are filed. The documents filed by BioCryst with the SEC may be obtained free of charge at BioCryst’s website, at www.biocryst.com, or by requesting them by mail at BioCryst Pharmaceuticals, Inc., 4505 Emperor Boulevard, Suite 200, Durham, North Carolina 27703, Attention: Corporate Secretary. The documents filed by Astria with the SEC may be obtained free of charge at Astria’s website, at www.astriatx.com, or by requesting them by mail at Astria Therapeutics, Inc., 22 Boston Wharf Road, 10th Floor, Boston, Massachusetts, 02210, Attention: Investor Relations. The information included on BioCryst’s and Astria’s websites is not incorporated by reference into this presentation.  Participants in the Solicitation   BioCryst and Astria and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Astria in respect of the proposed transaction. Information about BioCryst’s directors and executive officers is available in BioCryst’s proxy statement, dated April 24, 2025, for its 2025 Annual Meeting of Stockholders, and other documents filed by BioCryst with the SEC. Information about Astria’s directors and executive officers is available in Astria’s proxy statement, dated April 28, 2025, for its 2025 Annual Meeting of Stockholders, and other documents filed by Astria with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from BioCryst or Astria as indicated above.  Important Information

 Forward-looking statements  3  Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on, among other things, BioCryst management’s and Astria management’s beliefs, assumptions, current expectations, estimates and projections about the economy and BioCryst and Astria and the industry in which they operate. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements include statements regarding, among other things, the expected benefits of the Transaction and BioCryst’s ability to recognize the benefits of the Transaction, the anticipated timing of the closing of the Transaction, the anticipated financial impact of the Transaction, BioCryst’s or the combined company’s performance following the Transaction, including future financial and operating results, anticipated approval and commercialization of navenibart, pharmaceutical research and development, such as drug discovery, preclinical and clinical development activities and related timelines, expected HAE portfolio revenue growth and addressable market, anticipated benefits, performance, and competitive positioning of, and market size for, navenibart, potential best-in-class profile of product candidates (including navenibart), and BioCryst’s and Astria’s plans, objectives, expectations, intentions, growth strategies and other statements that are not historical facts.   BioCryst and Astria caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement entered into between BioCryst and Astria; the outcome of any legal proceedings that may be instituted against BioCryst or Astria; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction) and Astria stockholder approval or to satisfy any of the other conditions to the Transaction on a timely basis or at all; the possibility that the anticipated benefits of the Transaction, including anticipated synergies, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where BioCryst and Astria do business; the significant indebtedness BioCryst expects to incur in connection with the Transaction and the need to generate sufficient cash flows to service and repay such debt; the possibility that the Transaction may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; risks relating to the potential dilutive effect of shares of BioCryst common stock to be issued in the Transaction; BioCryst’s HAE portfolio and revenue growth expectations may not be achieved due to, among other risks, risks related to government actions, including that decisions and other actions, including as they relate to pricing for navenibart, may not be taken when expected or at all, or that the outcomes of such decisions and other actions may not be in line with BioCryst’s current expectations, risks that the FDA, or other applicable regulatory agency, may not provide regulatory clearances or approval for navenibart on the expected timeline or at all, may impose certain restrictions, warnings, or other requirements on products and product candidates (including navenibart), may impose a clinical hold with respect to navenibart, or may withhold, delay, or withdraw market approval for products and product candidates (including navenibart), and risks that navenibart, if approved, may not achieve market acceptance; sustainability of profitability and positive cash flow, and anticipated cash balance, may not meet management’s expectations; statements and projections regarding financial guidance and goals and the attainment of such goals may differ from actual results based on market factors and BioCryst’s ability to execute its operational and budget plans; actual financial results may not be consistent with expectations, including that revenue, operating expenses and cash usage may not be within management’s expected ranges; ongoing and future preclinical and clinical development of product candidates may take longer than expected and may not have positive results; the outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials; and other factors that may affect future results of BioCryst, Astria and the combined company.   Additional factors that could cause results to differ materially from those described above can be found in BioCryst’s Annual Report on Form 10-K for the year ended December 31, 2024, Astria’s Annual Report on Form 10-K for the year ended December 31, 2024, Astria’s Quarterly Report on Form 10-Q for the three months ended June 30, 2025, and in other documents BioCryst and Astria file with the SEC, which are available on the SEC’s website at www.sec.gov.

 BioCryst is well-positioned to achieve sustainable, double digit revenue growth  4  Growing commercial product with high cash flow visibility  Sustainable $1B peak revenue opportunity for ORLADEYO  >80% contribution margin1  IP runway into 20402  Maximize potential of internal rare disease portfolio  Netherton syndrome: high unmet need and potential for best-in-class therapy   Targeted rare disease focused discovery  Externalize non-core assets  Strategic business development  Focus on de-risked late-stage rare disease assets  Near-term value creation  Leveraging existing operating infrastructure   Contribution margin defined as revenue minus direct costs (COGS + S&M)  Pediatric extension through May 2040  Value creation through   three key strategic growth pillars

 BioCryst to acquire Astria for ~$700M TEV  5  10+ yr double digit portfolio CAGR   Potential to transform BioCryst’s revenue profile through the next decade  Near-term launch anticipated  Pivotal Phase 3 clinical trial on track for early 2027 topline data  Core area of expertise   Seamlessly integrates into and complements BioCryst’s existing HAE franchise  Strong strategic fit  Differentiated injectable profile  3-to-6-month dosing would be a significant improvement over available injectable options  Late-stage asset with strong efficacy, safety, and tolerability  Phase 1b/2 data indicates potential for best-in-class efficacy with favorable safety profile  Simple, well-understood mechanism  Patients and physicians have long experience with plasma kallikrein inhibition  Compelling LTP asset  Profitability maintained  BioCryst expects to remain profitable (non-GAAP) and cash flow positive post-transaction  Significant operating leverage   Driven by BioCryst’s leading commercialization infrastructure   Strong cash flow generation  Expected cash balance of $1B+ by 2029, enabling optionality for other growth opportunities  Enhances financial profile  Acquisition of Astria to expand and strengthen presence in HAE while transforming growth profile  TEV, total enterprise value; HAE, Hereditary Angioedema

 Navenibart could become the 1st choice injectable therapy  6  (Q8W)  (Q4W)  Trusted mechanism & modality  Monoclonal antibody inhibitor of plasma kallikrein  Compelling efficacy data  High affinity and potency with fast onset delivers rapid, effective prevention against attacks  Infrequent dosing schedule  YTE modification for extended half-life enables dosing every 3 or 6 months  Pain-free administration  Citrate-free, high-concentration formulation, delivered via autoinjector  Phase 1b/2 data highlight navenibart’s potential to match or exceed marketed and developmental therapies on efficacy while greatly reducing treatment burden  Q3M/Q6M, 3/6-month dosing  NOTE: Efficacy data presented are derived from different clinical trials conducted at different times by different sponsors, with differences in trial design and patient populations. As a result, cross-trial comparisons cannot be made, and no head-to-head clinical trials have been conducted. ANDEMBRY: US Prescribing Information (Jun 2025). TAKHZYRO; US Prescribing Information (Jan 2025). Donidalorsen: Riedl et al (2024), NEJM. Navenibart data is from the ALPHA-SOLAR study in which Arm A consisted of D1 600 mg, then 300 mg Q3M (n=10) and Arm B consisted of D1 600mg, D28 600 mg, then 600 mg Q6M (n=6).  Navenibart  (Q3M)  Navenibart  (Q6M)

 Navenibart vision: ALPHA-STAR and -SOLAR results demonstrate highly differentiated profile   7  NOTE: Navenibart efficacy endpoints are mean change from baseline. Final data from target enrollment patients (n=16). Results from lanadelumab, berotralstat, garadacimab, and donidalorsen are from separate, Phase 3, placebo-controlled trials in adults and adolescents with Type 1 or 2 HAE. Data from most efficacious dose regimens shown. The comparison presented between navenibart and the lanadelumab, berotralstat, garadacimab, and donidalorsen data represent cross-trial comparisons and does not involve data from a head-to-head clinical trial. For lanadelumab, berotralstat, garadacimab, and donidalorsen, endpoints are changes from placebo. N.A. = Not applicable; N.R. = Not reported.  1. Planned administration for navenibart 2. Banerji et al (2018), JAMA 3. TAKHZYRO US Prescribing Information (Feb 2023) 4. Craig et al (2023), The Lancet 5. Riedl et al (2024), NEJM  Attack Rate Reduction  Attack-Free Rate  Moderate and Severe Attack Rate Reduction  Reduction in Attacks Requiring Rescue Meds  Injection Site Pain  Doses Per Year1  Alpha-STAR  Mean ranges across all doses  91-95%  25-67%  95-96%  91-94%  0%  2 or 4  Alpha-SOLAR  Overall mean  92%  50%  95%  92%  0%  2 or 4  Lanadelumab2,3300 mg Q2W  87%  44%  83%  87%  52%  26  Garadacimab4200 mg Q1M  87%  72%  90%  88%  N.R.  12  Donidalorsen5  80 mg Q4W  81%  53%  89%  92%  N.R.  13  6-Month Phase 3 Results Summary (means)

Significant addressable opportunity in HAE

Estimated US patients on prophylaxis
7,600
8,100
8,800
9,300
Other
Injectable prophy
ORLADEYO
2025
2026
2027
2028
2029
2030
2031
2032
2033
Navenibart opportunity:
5,000+ patients
in the US

Majority of HAE patients remain on less convenient regimens

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 Significant addressable opportunity in HAE  8  Estimated US patients on prophylaxis  Navenibart opportunity:  5,000+ patients   in the US  Augments BioCryst’s HAE portfolio with the potential best-in-class option for any route of administration preference   Majority of HAE patients remain on less convenient regimens  Source: BioCryst Internal Market Research Study (Conducted Jun 2024), 2018-2023 administrative claims data

 Positioned to offer leading oral and injectable therapies  9  Navenibart  Prefer an oral therapy  Prefer an injectable therapy  HAE patients receiving prophylaxis   primarily fall into two categories:  Oral preference  Has steadily increased since 2023  Consistent growth in ORLADEYO demand reflects this dynamic  Injectable preference  Many patients are satisfied on existing injectables, although there is a clear unmet need  Remaining unmet needs:  Q3M or longer dosing  Administration improvements  Reduced injection site pain  Source: BioCryst Quarterly Market Research Surveys (2023- 2025)  Combined portfolio to reach distinct, durable, and growing segments, covering full spectrum of patient preference  Navenibart’s profile maps precisely to the remaining unmet needs in the injectable market  Opportunity to offer the most patient-friendly options,   optimally serving the HAE patient community

 BioCryst’s commercial footprint primed for next product  10  Commercial strategy for ORLADYEO is a repeatable playbook for navenibart  Patients   & HAEA  Physicians & KOLs  Single source  specialty pharmacy  Payers  Robust market understanding through market research, data, and insights   Deep understanding of patient, provider, and payer preferences confirm demand for a long-acting injectable  Strong stakeholder relationships  With past and present ORLADEYO patients, providers, patient advocacy organizations, and payers  >90% of patients who have discontinued ORLADEYO have given marketing communications permission  Proven ability to execute  Commercial engine has developed sustainable competitive advantages; will apply the same playbook to navenibart  Experienced rare disease sales team  Proven patient services platform  State-of-the art   data analytics  Differentiated commercialization infrastructure

BioCryst's proven track record of commercial execution

ORLADEYO Revenue (US)
2020 Forecast
2021 Actual
2025 Guidance
$92M
$118M
$500M+
$550M+
2021
2025

Patients On Therapy (US)
2020 Forecast
2021 Actual
2024 Forecast
~500
~600
~2,100
~2,100
2021
Peak

Our commercial engine delivers:

Superior performance
+
High degree of forecasting accuracy

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 BioCryst’s proven track record of commercial execution  11  Our commercial engine delivers:  Superior performance   +  High degree of forecasting accuracy  We will apply same playbook to maximize the navenibart opportunity  $92M  $118M  $500M+  $550M+  ~2,100  ~2,100  ~500  ~600  ORLADEYO Revenue (US)  Patients On Therapy (US)  2025 Guidance  2024 Forecast

HAE portfolio revenue[1]
$550M+
~15% CAGR
$1B+
~15% CAGR
$1.8B+
2025E pro forma ex-EU[2]
2029E
2033E
Early 2027 - navenibart pivotal topline data expected

$1B+ cash balance by 2029

Enhanced financial capacity for future BD

1. Implied projections for navenibart based on Wall Street analyst research
2. Expected revenue excluding EU for FY 2025

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 BioCryst HAE franchise expected to generate double digit revenue growth into the next decade  12  $550M+  $1B+  $1.8B+  ~15%   CAGR  ~15%   CAGR  $1B+   cash balance   by 2029  Implied projections for navenibart based on Wall Street analyst research  Expected revenue excluding EU for FY 2025  Significant revenue growth   Operating leverage   & synergies   Strong profitability and   cash flow generation  Enhanced financial capacity for future BD  Early 2027 - navenibart pivotal topline data expected  HAE portfolio revenue1

 Significant opportunity for value creation   13  Financial overview of the acquisition of Astria  Implied value of $13 per share in cash and stock with total enterprise value of approximately $700 million  Astria stockholders expected to own 15% of proforma equity based on basic shares outstanding  Plan to seek strategic alternatives for STAR-0310 pipeline program  Terms  Transforms BioCryst’s revenue profile through the next decade  BioCryst expects to remain profitable (non-GAAP) and cash flow positive   Transaction expected to be significantly accretive to operating profit (non-GAAP) in first full year of launch  Financial Impact  Highly flexible and attractive cost of capital financing facility to fund a portion of the cash purchase price  Retains capacity for additional business development   Blackstone Strategic Financing  Transaction expected to close 1Q 2026

 Key takeaways  14  Differentiated asset  Strong efficacy and safety clinical profile with Q3M or Q6M dosing in Phase 1b/2 data to-date; potential to be best-in-class injectable prophylactic therapy  Attractive valuation  Approximately $700 million in total enterprise value for a late-stage asset with significant potential operational synergies  Near-term launch  Navenibart commercial launch could transform revenue growth profile well into the next decade  Strong strategic fit  Accelerates product diversification while augmenting our commitment to the HAE community  Transformative financial impact  Acquisition reinforces operational and financial excellence with continued profitability (non-GAAP) and cash flow generation expected